FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Business Systems Administration Division

Date: July 3, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Annual Report for the year ended March 31, 2003

2.	English summary and translation of Annual Report for the year ended March 31, 2003 filed with the Japanese government pursuant to the Securities and Exchange Law of Japan

Contents

01	Financial Highlights

02	To Our Shareholders

05	Review of Operations

06	Fine Ceramics Group

08	Electronic Device Group

10	Equipment Group

12	Others

13	Financial Section

66	Major Consolidated Subsidiaries and Affiliates

67	Board of Directors, Corporate Auditors and Executive Officers

67	Investor Information

Company Profile

“To be a creative company that continues to grow”—this has been the Kyocera (“Kyocera” as a consolidated group) mission since Kyocera Corporation (the “Company”) was founded in 1959, reflecting its unswerving commitment to shareholders. As we plan our future by “always seeking better ways,” continuous growth will remain a top priority.

By continuously pursuing excellence while adhering to universal principles, we in the Kyocera Group will capitalize on our unique value system and technologies. Kyocera will lead the way to the value that rapidly changing markets demand. Not only will we create new technologies and new products, but entirely new markets. In so doing, we will generate new value from every Kyocera Group company worldwide.

Kyocera is concentrating its efforts on the telecommunications and information processing, environmental preservation, and quality-of-life markets. It goes without saying that the fields of telecommunications and information processing will play a major role in the “Ubiquitous Network Age.” Due to our early awareness of this trend, we have already acquired leading technologies and expertise in this area. More than 80% of Kyocera’s revenue is derived from products and services within the IT (Information Technology) industries. We offer a wide variety of tools to support continued development in this area—ranging from fine ceramic components to electronic devices, equipment, services and networks.

From a mid- to long-term perspective, Kyocera believes that robust markets will also develop for environmental preservation technologies—which focus on promoting conservation and reducing environmental burdens through such products as solar cells, photovoltaic generating systems and cartridge-free document solutions equipment. We anticipate further growth for quality-of-life applications as well, which enrich the human experience through better health, safety, convenience and enjoyment. Kyocera will cultivate these fields and serve them through business operations that consistently create new value.

In this manner, Kyocera will strive for mid- to long-term growth—meeting shareholders’ expectations and earning society’s trust as “The Company” that creates new value on a global scale.

Forward-Looking Statements

Certain of the statements made in this annual report are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this annual report.

Financial Highlights

Kyocera Corporation and Consolidated Subsidiaries

	Years ended March 31
	2001	2002	2003	2003
Net sales	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847
Net income	219,529	31,953	41,165	348,856

Earnings per share:
Basic	¥1,161.20	¥169.02	¥220.91	$1.87
Diluted	1,157.83	168.88	220.86	1.87
Cash dividends declared per share:
Per share of common stock	60.00	60.00	60.00	0.51

Total assets	¥1,728,056	¥1,645,458	¥1,635,014	$13,856,051
Stockholders’ equity	1,022,065	1,039,478	1,003,500	8,504,237

Depreciation	¥67,096	¥76,252	¥64,988	$550,746
Capital expenditures	105,944	54,631	40,614	344,186

Notes :	A) The yen in millions and the U.S. dollars in thousands, except per share amounts.
B) The U.S. dollar amounts have been translated at the rate of ¥118 = US$1, the rate prevailing at March 31, 2003.

To Our Shareholders

The fiscal 2003 results illustrate the soundness of

Kyocera’s core strategy : value-added diversification.

Review of Fiscal 2003 Results

Consolidated net sales and profits both rose year-on-year during the fiscal year ended March 31, 2003 (fiscal 2003). Net sales increased by 3.4% to ¥1,069,770 million ($9,066 million), while profit from operations jumped 61.7% to ¥83,388 million ($707 million). Income before income taxes rose 37.3% to ¥76,037 million ($644 million). Net income increased by 28.8% to ¥41,165 million ($349 million). Diluted earnings per share amounted to ¥220.86 ($1.87).

Our components businesses continued to be challenged by worsening price erosion. Kyocera’s core strategy of building a diversified base of high-value-added businesses helped to offset the impact of this trend, however, as we generated substantial growth in both information equipment and telecommunications equipment.

At Kyocera Mita Corporation and its consolidated subsidiaries (KMC), newly launched printers and copiers generated strong sales growth worldwide. Enhanced customer trust in our products and further progress in developing KMC’s global sales network contributed to this improvement. In the period since Kyocera added KMC’s predecessor (the former Mita Industrial Co., Ltd.), we have achieved significant operational synergies in product development, manufacturing and sales. Together with the introduction of Kyocera management methods, and sharp improvements in productivity, these efforts are now yielding substantial results.

Our telecommunications equipment business also performed strongly in fiscal 2003. In Japan, sales growth was led by new CDMA handsets. Additionally, Kyocera extended its success in China with PHS-related products and in Thailand with WLL (Wireless Local Loop) systems. As a result, this business contributed significantly to growth in consolidated sales and profits.

We believe that the fiscal 2003 results illustrate the soundness of Kyocera’s core strategy of value-added diversification. Kyocera will continue developing in this strategic direction.

For a more detailed analysis of our business performance, please refer to pages 15-31 (Operating and Financial Review and Prospects).

Key Business Issues

The strategic objective of Kyocera remains to generate continuous growth in sales and profits over the coming years and decades through value-added diversification. A central element of this strategy involves developing operational synergies between our various businesses, while imbuing each with the same business philosophy.

Kyocera has developed its own management systems that are unique in many respects. Our decisions to remain in any given business, or withdraw, are based on clear criteria regarding the value added by the business. Similar criteria are applied to operational issues.

At this juncture, Kyocera faces three main strategic challenges. First, we need to restore the profitability of our components business. Second, we must work to build the sales of our equipment business, while raising margins. The third challenge is China, where we are aiming both to develop our market presence and raise our production volumes.

Restoring Profitability to Components Operations

The first challenge focuses on three particular tasks: strengthening our capacitor business; increasing our market share with products that already enjoy a commanding position; and developing new markets.

In the capacitor business including AVX Corporation (AVX), Kyocera plans to improve profitability by shifting to a globally optimized production system. We also expect higher profits from improved process technologies and greater synergies within Kyocera. Now that the global inventory adjustment has run its course, we expect demand from the electronics industry to recover. Even so, we project that component unit prices will continue to come under pressure. Under such conditions, we plan to seek cost savings through optimized production processes and efficiencies gained through operational synergy.

Kyocera will strive for greater market share by further developing products that already enjoy a leading position, reducing costs through mass production and economies of scale. We plan to increase profits in other areas by targeting new markets and developing new applications. One such area is the automotive industry, in which we are developing products for safety, convenience and environmental systems. We plan to build a strong presence in this sector through synergies in components, devices and equipment.

Kazuo Inamori, Chairman Emeritus	Kensuke Itoh, Chairman	Yasuo Nishiguchi, President

“The world never stays the same. It’s always changing shape to accommodate human needs and lifestyles. Rather than reacting, Kyocera will grow by navigating these waves of change.”

To Our Shareholders (continued)

Enhancing Sales and Margins in Equipment Operations

Kyocera is in the process of optimizing the global development and manufacturing systems for its CDMA mobile phone business, which includes Kyocera Wireless Corp. (KWC). We are also seeking market leadership in Asia for our PHS-related products. Building on our proprietary PHS technology, we plan to expand into numerous markets for wireless communications equipment outside Japan.

The digital camera market is another area within the equipment sector where strong growth is forecast. We are investing resources in new product development to give Kyocera a strong presence in this area, both in finished products and in camera components and lenses.

In the information equipment sector, we will continue to focus on building brand awareness and trust. This, combined with our global sales network and the launch of new printer and copier models, will foster sales and profit growth.

Continued Expansion in China

Kyocera believes that China offers not only a competitive production base, but also an outstanding long-term growth opportunity as a huge consumer market. At the beginning of fiscal 2004 we established a local sales subsidiary in Tianjin, which will market Kyocera products made both in China and around the world.

Our manufacturing bases for components are located principally in the Shanghai area. In the equipment business, CDMA handsets are produced in the city of Guiyang, while information equipment and optical instruments are made in Dongguan. We continue to expand production at these sites to reduce costs and boost profitability in each respective segment.

Setting New Standards as a Global Manufacturer

Besides aiming to be highly profitable, Kyocera is also striving to be known as a company that sets the highest standards of corporate ethics. Alongside the operational objectives described above, we intend to develop a system of corporate governance that places the greatest emphasis on protecting the interests of stakeholders and maximizing long-term shareholder value. We consider this an issue of extreme importance.

Kyocera believes that an unwavering sense of ethics among managers and employees is the source from which corporate governance draws its strength. Ever since its founding, Kyocera has been guided by a universal business philosophy of its own creation that promotes fairness and transparency. We are now in the process of finalizing systems of corporate governance at the consolidated level that will ensure further transparency and accountability. In accordance with our corporate philosophy, these systems are being built upon the pillars of regulatory compliance and our own responsiveness to corporate governance issues.

We plan to introduce a new corporate executive officer system following approval at the general meeting of shareholders on June 25, 2003. Our key objective in doing so is to strengthen consolidated management and accelerate decision-making processes. Kyocera plans to appoint eight senior managers from within the Group companies to the board of directors of the Company. The new system will clearly delineate the separate oversight and operational roles of board members and executive officers. At the same time, it will encourage the development of a new, younger generation of leaders from within Kyocera.

Our aim is to continue our international growth while setting new standards for performance and responsibility throughout the global electronics industry. We kindly ask all Kyocera shareholders and other stakeholders for their continued support and understanding as we approach this next set of challenges.

June 2003

Kazuo Inamori, Chairman Emeritus

Kensuke Itoh, Chairman

Yasuo Nishiguchi, President

Review of Operations

Fine Ceramics Group

Electronic Device Group

Equipment Group

Others

Review of Operations

Fine Ceramics Group

Fiscal 2003 Consolidated Results

Net sales (millions):	¥ 238,867 ($2,024) ; down 5.5% from fiscal 2002
Operating profit (millions):	¥ 18,797 ($ 159) ; down 6.7% from fiscal 2002

Fine Ceramic Parts Ceramic substrates Semiconductor process equipment components LCD process equipment components OA equipment components	Semiconductor Parts Multilayer packages (Surface-Mount Device (SMD) packages) Metallized products Fiber-optic network components Organic packages	Consumer-Related Products Solar energy products Cutting tools Dental and orthopedic implants (BIOCERAM) Jewelry and applied ceramic products

Fiscal 2003 Results

This segment’s consolidated net sales decreased by 5.5% compared with fiscal 2002, to ¥238,867 million ($2,024 million). The continuing global downturn in optical communication market had a depressing effect on sales of optoelectronic device packages and optical connector components, such as ceramic ferrules. This downturn was also the major factor behind this segment’s year-on-year decline of 6.7% in operating profit, to ¥18,797 million ($159 million).

On a more positive note, this segment recorded higher sales in two other areas—SMD packages used in mobile phones, and fine ceramic components used in semiconductor and LCD (Liquid Crystal Display) fabrication equipment.

Business Outlook

While Kyocera does not anticipate any full-fledged recovery in the optical communication market during fiscal 2004, forecasts for steady growth in other areas lead us to expect increased demand for this segment as a whole. Positive factors include replacement demand for personal computers; rising mobile phone penetration in China; and favorable consumer response in Japan to new mobile phones with advanced features, such as built-in, high-resolution digital cameras.

Automotive applications are another area of prospective growth: Kyocera supplies an expanding range of components for automotive navigation, safety, emissions-control and convenience systems, including Japan’s automated toll-collection facilities and developmental intelligent transport systems. Efforts in this area focus on developing high-value-added microelectronic packages and other components made of advanced ceramic materials.

New mobile phone handsets with color LCDs and built-in cameras are expected to be introduced outside Japan in fiscal 2004. Kyocera consequently anticipates substantial growth in sales of related components, including packages for CCDs (Charge-Coupled Devices) and CMOS (Complementary Metal Oxide Semiconductor) devices.

Kyocera continues to upgrade its development programs to ensure that it can support customers in the IT industry in a more timely and effective manner. Specific areas of focus include SMD packages, where the market demands thinner, more miniaturized products. We are also working to enhance the modularity of our ceramic packages to increase their utility in such applications as next-generation mobile phones and automotive systems.

Increased Manufacturing in China

Manufacturing in China is an important part of Kyocera’s strategy to boost this segment’s profitability. During fiscal 2004, we plan to expand production of SMD packages and cutting tools in China, while commencing production of solar modules for photovoltaic generating systems. We expect our expanded production capacity in China to contribute to higher segment profitability through reduced manufacturing costs.

Review of Operations

Electronic Device Group

Fiscal 2003 Consolidated Results

Net sales (millions):	¥ 227,962	($ 1,932) ;	down 3.0% from fiscal 2002
Operating profit (millions):	¥ 11,816	($ 100) ;	up 170.3% from fiscal 2002

Capacitors

    (ceramic capacitors, tantalum capacitors)

Timing devices (TCXOs, VCOs)

High-frequency modules

Thin-film products (thermal printheads, LCDs)

Connectors

Fiscal 2003 Results

Demand for mobile phone components, such as timing devices and capacitors, began recovering at the start of fiscal 2003, after handset manufacturers had largely eliminated excess components inventories. As a result, unit demand for these components returned to levels approaching historical peaks. Continued erosion in average selling prices, however, served to offset these volume gains. This segment’s consolidated net sales consequently decreased by 3.0% compared with fiscal 2002, to ¥227,962 million ($1,932 million).

Segment operating profit was nonetheless enhanced by a number of factors, including the absence of one-off charges relating to structural reforms at AVX, a U.S. subsidiary, which had incurred such charges in fiscal 2002. In addition, a “100% yield” initiative generated substantial improvements in manufacturing productivity, and expanded manufacturing in China helped reduce costs. Lower unit prices for components partially offset these gains; however, segment operating profit amounted to ¥11,816 million ($100 million), increased by 170.3% compared with fiscal 2002.

Business Outlook

We anticipate stronger demand for components in fiscal 2004, driven by mobile phone penetration in China; replacement sales elsewhere; and growing demand for capacitors and timing devices within PC-related markets. Under these conditions, we expect further gains in market share for such products as TCXOs (temperature-compensated crystal oscillators), where we are already the global leader. We will also strive to increase sales of miniaturized, high-performance capacitors, while developing new markets for high-capacitance capacitors.

Expansion in China

Kyocera continues to expand production at its manufacturing facilities in China as a means of reducing costs and improving price competitiveness. In addition, we will fully utilize a new subsidiary, Kyocera (Tianjin) Sales and Trading Corporation, to maximize sales of Kyocera products in China—a market with huge latent demand.

Generating New Growth

Automotive applications represent the thrust of our current market-development efforts for electronic devices. Advanced electronics support virtually all of the safety, emission-control and convenience features of today’s automobile. As demand for these features rises, electronic components are becoming an increasingly critical part of the entire vehicle. We are applying all of our technical expertise to this market. By integrating electronic device and optical technologies, we are also working to develop new, high-value-added products for a wide range of emerging needs.

In addition to our strategy for existing products, we will prepare for the future by commencing a new micro-device business in fiscal 2004 that will include decoupling devices, SAW filters and LED chips. Kyocera will also establish an integrated production line, based on standardization and shared facilities, for thin-film devices used in high-frequency components and circuits. In all areas, we will strive to maximize profits by reducing development times and enhancing equipment efficiency.

Review of Operations

Equipment Group

Fiscal 2003 Consolidated Results

Net sales (millions):	¥ 529,784	($ 4,490) ;	up 10.8% from fiscal 2002
Operating profit (millions):	¥ 40,020	($ 339) ;	up 63.9% from fiscal 2002

Telecommunications Equipment Cellular handsets and accessories PHS-related products (handsets and base stations)	Information Equipment Page printers (ECOSYS) Copiers	Optical Instruments Compact zoom cameras SLR cameras and lenses Digital cameras

Fiscal 2003 Results

This segment’s consolidated net sales were boosted by increased shipments of CDMA handsets, PHS-related products, copiers and printers.

Telecommunications equipment revenues were led by stronger sales of CDMA handsets in Japan, where camera-equipped CDMA2000 1x models proved particularly successful, as well as in China. PHS-related sales also rose as we entered China’s PHS market and commenced sales of WLL systems in Thailand. Information equipment revenues were led by rising sales of networkable mid- and high-speed digital copiers and printers. Optical instruments sales fell from fiscal 2002 as rising sales of digital cameras were offset by decreased revenues from other models due to the global contraction in markets for 35mm cameras.

Operating profits in this segment improved due largely to the increased sales of information equipment, CDMA2000 1x handsets and PHS-related products.

Business Outlook and Strategy

Kyocera will focus on expanding sales and profitability in this segment to create a high-value-added equipment business.

Telecommunications Equipment

We continue to make progress toward our goal of gaining global leadership in the CDMA mobile phone and PHS system markets. Our CDMA strategy focuses on maximizing profitability by optimizing development and manufacturing in this protocol’s four major markets (Japan, South Korea, the United States and China). We are working to create a global marketing system for these products, while striving to reduce development and production costs.

Our PHS business continues to expand outside Japan. We are becoming a leader in the sales of PHS handsets and base stations in China, and sales of WLL systems in regions lacking telecommunications infrastructure. In addition, we will cultivate the market of high-speed PHS-based wireless Internet systems.

Information Equipment

Our strategy remains to expand profits by focusing on products that deliver high quality and efficiency through the integration of printer and copier technologies. Our printer and copier manufacturing is now well established in China. We plan to raise production capacity there and reduce costs further by integrating lines and standardizing on common components and engines. In addition, we will continue to develop a comprehensive line of long-service-life printers, copiers, multi-function peripherals and color-capable document solutions equipment to expand our market share.

Optical Instruments

We are working to engineer rapid improvements in profitability by expanding production in China. This shift focuses on digital cameras, where demand is growing the most; similarly, development will concentrate on broadening our digital camera line. At the same time, Kyocera will integrate its technological resources to produce synergies from electronic devices, packages and lenses, creating digital camera modules and units for such applications as camera-equipped mobile phones and automotive monitors.

Review of Operations

Others

Fiscal 2003 Consolidated Results Net sales (millions): ¥ 86,214 ($ 731) ; up 0.1% from fiscal 2002 Operating profit (millions): ¥ 7,244 ($ 62) ; down 2.6% from fiscal 2002
Telecommunications engineering Network systems IT solution services Leasing services Financial services	Electric insulators Synthetic resin molded

Fiscal 2003 Results

The consolidation of Kyocera Chemical Corporation (KCC) into the Kyocera Group in August 2002 boosted segment sales by approximately ¥18,000 million ($153 million). This gain was offset, however, by lower revenue from Japan-based Kyocera Leasing Co., Ltd. (KLC) and Kyocera Communication Systems Co., Ltd. (KCCS), which experienced a protracted downturn in telecommunications infrastructure markets, leaving overall segment revenues flat.

Segment operating profit decreased by 2.6% compared with fiscal 2002, to ¥7,244 million ($62 million), due mainly to reduced revenue from KCCS.

Business Outlook

Kyocera’s immediate focus for this segment is to raise profits at both KCCS and KCC. KCC, specializing in eco-friendly plastics and materials for electronic components, is working to expand sales through synergies in fields, such as Fine ceramics and Electronic device Groups.

Looking ahead to the advent of a society based on ubiquitous communication, KCCS plans to merge its systems integration, network and security operations to provide integrated corporate IT solutions using new telecommunications infrastructure. Areas with clear expansion potential include MVNO (Mobile Virtual Network Operator) services and optimization services for mobile network carriers. In addition, KCCS plans to build on its recent launch of mobile content distribution services in Singapore by extending coverage to Thailand, Malaysia and the Philippines. Aggressive overseas expansion promises to be a strong source of growth in this area.

Financial Section

Contents

14	Selected Financial Data

14	Market Price and Dividend Data

15	Operating and Financial Review and Prospects

32	Consolidated Balance Sheets

34	Consolidated Statements of Income

35	Consolidated Statements of Stockholders’ Equity

36	Consolidated Statements of Cash Flows

37	Notes to The Consolidated Financial Statements

65	Report of Independent Auditors

Selected Financial Data

Kyocera Corporation and Consolidated Subsidiaries

(Yen in millions, U.S. dollars and shares in thousands, except per share amounts and exchange rates) (A)

	1999	2000	2001	2002	2003	2003
For the years ended March 31:
Net sales	¥725,326	¥812,626	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847
Profit from operations	55,770	92,151	207,200	51,561	83,388	706,678
Income before cumulative effect of change in accounting principle	28,245	50,345	219,529	33,791	43,421	367,975
Net income	28,245	50,345	219,529	31,953	41,165	348,856

Earnings per share (B):
Income before cumulative effect of change in accounting principle:
Basic	¥148.41	¥265.72	¥1,161.20	¥178.74	¥233.02	$1.97
Diluted	148.41	265.34	1,157.83	178.59	232.97	1.97
Net Income:
Basic	148.41	265.72	1,161.20	169.02	220.91	1.87
Diluted	148.41	265.34	1,157.83	168.88	220.86	1.87
Weighted average number of shares outstanding:
Basic	190,318	189,467	189,053	189,050	186,338
Diluted	190,318	189,739	189,604	189,204	186,382
Cash dividends declared per share (B):
Per share of common stock	60.00	60.00	60.00	60.00	60.00	0.51

At March 31:
Total assets	¥1,137,167	¥1,217,158	¥1,728,056	¥1,645,458	¥1,635,014	$13,856,051
Long-term debt	36,103	21,090	52,306	96,856	60,736	514,712
Common stock	115,703	115,703	115,703	115,703	115,703	980,534
Stockholders’ equity	769,493	798,450	1,022,065	1,039,478	1,003,500	8,504,237

Depreciation	¥50,820	¥53,546	¥67,096	¥76,252	¥64,988	$550,746
Capital expenditures	58,373	64,731	105,944	54,631	40,614	344,186

Exchange rate (Yen=US$1):
Period-end	¥118.00	¥103.00	¥126.00	¥132.70	¥118.07
Average	128.49	110.67	110.96	125.05	121.94
High	147.14	124.45	125.54	134.77	133.40
Low	108.83	101.53	104.19	115.89	115.71

(A)	See Note 2 to The Consolidated Financial Statements.
(B)	See Note 1 to The Consolidated Financial Statements.

Market Price and Dividend Data

For Voting Securities by Fiscal Quarter

	2002				2003
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Common Stock:
Market price per share (A)—High	¥12,900	¥11,020	¥9,960	¥10,390	¥10,070	¥9,130	¥8,410	¥7,140
—Low	10,070	7,000	7,230	7,200	7,800	7,700	6,520	5,630
Cash dividends paid per share	30.00	—	30.00	—	30.00	—	30.00	—

American Depositary Share:
Market price per share (B)—High	$105.72	$87.61	$80.73	$77.74	$80.27	$75.93	$67.17	$59.63
—Low	82.40	59.33	59.80	53.77	62.21	64.35	55.22	47.96
Cash dividends paid per share (C)	0.24	—	0.24	—	0.25	—	0.24	—

(A)	Price on the Tokyo Stock Exchange
(B)	Price on the New York Stock Exchange
(C)	Translated into U.S. dollars based on the exchange rates at each payment date

Operating and Financial Review and Prospects

(Yen, U.S. dollars and other currencies in millions, except per share amounts—See Note 2 to The Consolidated Financial Statements)

Results of Operations:

	% of sales			% change year-to-year
	2001	2002	2003	02/01	03/02
Net sales	100.0	100.0	100.0	(19.5)	3.4
Cost of sales	69.1	76.9	74.4	(10.4)	0.1

Gross profit	30.9	23.1	25.6	(39.7)	14.3
Selling, general and administrative expenses	14.8	18.1	17.8	(1.2)	1.2

Profit from operations	16.1	5.0	7.8	(75.1)	61.7

Interest and dividend income	0.6	0.7	0.5	(9.6)	(28.9)
Interest expense	(0.2)	(0.2)	(0.1)	—	—
Foreign currency transaction gains (losses), net	0.7	0.5	(0.5)	(44.8)	—
Equity in earnings of affiliates and unconsolidated subsidiaries	0.2	0.2	0.3	(29.4)	98.3
Loss on devaluation of investment in an affiliate	—	—	(0.5)	—	—
Losses on devaluation of investment securities	(0.0)	(0.6)	(0.3)	—	—
Gain on stock issuance of an affiliate	13.6	—	—	—	—
Other, net	0.1	(0.2)	(0.1)	—	—

	15.0	0.4	(0.7)	(98.0)	—

Income before income taxes, minority interests and cumulative effect of change in accounting principle	31.1	5.4	7.1	(86.2)	37.3
Income taxes	12.4	2.1	3.1	(86.7)	53.8

Income before minority interests and cumulative effect of change in accounting principle	18.7	3.3	4.0	(85.8)	26.9
Minority interests	(1.6)	(0.0)	0.1	—	—

Income before cumulative effect of change in accounting principle	17.1	3.3	4.1	(84.6)	28.5
Cumulative effect of change in accounting principle-net of taxes	—	(0.2)	(0.3)	—	—

Net income	17.1	3.1	3.8	(85.4)	28.8

Net Sales

For the fiscal year ended March 31, 2003 (fiscal 2003), net sales of Kyocera Corporation and its consolidated subsidiaries (Kyocera) increased by 3.4% compared with fiscal 2002. This increase in sales was due mainly to increased sales in Equipment group, including telecommunications equipment and information equipment. Despite of less component inventory adjustments around the world and a consequent resurgence in demand in the mobile handsets market, continuing price erosion for components has led to harsh conditions in Kyocera’s components business, which consists of Fine ceramics group and Electronic device group.

Domestic sales, which accounted for 39.6% of total sales, increased by 3.6% compared with fiscal 2002. This was due primarily to growing sales in CDMA mobile handsets with camera, and fine ceramic parts for LCD projectors.

Sales in overseas markets, which accounted for 60.4% of total sales, increased by 3.3% compared with fiscal 2002, due mainly to strong demand for information equipment, such as copiers and printers, and for telecommunications equipment, in particular, PHS-related products. The yen’s appreciation against the U.S. dollar and other currencies produced a negative impact of approximately ¥1,800 ($15) on net sales compared with fiscal 2002.

Sales in overseas markets are denominated primarily in the U.S. dollars and, to a lesser extent, in Euro and the yen. Overseas sales consist of sales of exports from Japan and sales of locally manufactured products. In fiscal 2003, although the yen appreciated against the U.S. dollar, the yen depreciated against Euro. As a result, the impact of foreign currency fluctuations was relatively immaterial. A negative impact of the yen’s appreciation against the U.S. dollar was offset mostly by a positive impact of the yen’s depreciation against Euro and resulted in a negative impact of approximately ¥1,800 ($15) on Kyocera’s sales in total. If the foreign exchange rates prevailing in fiscal 2002 were applied to foreign currency-denominated sales in fiscal 2003, consolidated sales in fiscal 2003 would have increased by approximately 3.6% from fiscal 2002, compared with the increase of 3.4% actually recorded.

In fiscal 2002, Kyocera’s net sales decreased by 19.5% compared with fiscal 2001. This decline in sales was due mainly to decreased sales in components businesses caused by the rapid global downturn in the Information-Technology (IT) industry and the resulting depressed demand for Kyocera’s products, especially components for mobile handsets, personal-computer (PC)-related equipment and optical communications devices. In addition, the lower demand in components businesses and inventory adjustments by electronics manufactures caused significant price erosions in components markets.

Domestic sales, which accounted for 39.6% of total sales, decreased by 16.8% compared with fiscal 2001. This was due primarily to tough price competition and lower demand in components for mobile handsets, PC-related equipment and optical communications devices. Domestic sales in Equipment group, including sales of information equipment and optical instruments, expanded steadily.

Sales in overseas markets, which accounted for 60.5% of total sales, decreased by 21.2% compared with fiscal 2001, due mainly to weak demand for components combined with price erosion, although the yen’s depreciation against the U.S. dollar and other currencies produced a positive impact of approximately ¥71,600. The yen’s depreciation particularly had a positive impact on sales for Equipment group.

In fiscal 2002, the yen depreciated against the U.S.dollar and Euro, which had a positive impact on Kyocera’s sales. If the foreign exchange rates prevailing in fiscal 2001 were applied to foreign currency-denominated sales in fiscal 2002, consolidated sales in fiscal 2002 would have decreased by approximately 25% from fiscal 2001, compared with the decrease of 19.5% actually recorded.

The Company’s exports from Japan, comprising its shipping to overseas subsidiaries for resale, included sales denominated in U.S. dollars of $586 and $641 in fiscal 2003 and fiscal 2002, respectively, and sales denominated in Euro of €112 and €325 in fiscal 2003 and 2002, respectively.

Fluctuations in exchange rates between these currencies and the yen impacted not only sales denominated in foreign currencies, but also gross profit and profit from operations. The estimated negative impact of currency fluctuations on gross profit and profit from operations was approximately ¥280 ($2) in fiscal 2003, and positive impact was approximately ¥13,000 in fiscal 2002.

Kyocera’s product operations overseas are situated in Asia, Europe, North America and South America. Sales of products manufactured overseas accounted for 32.5% and 34.2% of Kyocera’s sales in fiscal 2003 and 2002, respectively.

These consisted mainly of sales from AVX Corporation and its consolidated subsidiaries (AVX) and Kyocera Wireless Corp. and its consolidated subsidiaries (KWC). AVX contributed ¥100,686 ($853) to sales in fiscal 2003 and ¥114,314 in fiscal 2002, and KWC contributed ¥131,412 ($1,114) in fiscal 2003 and ¥135,626 in fiscal 2002. If the foreign exchange rates prevailing in fiscal 2002 were applied to sales of products manufactured overseas in fiscal 2003, it would have accounted for approximately 33% of Kyocera’s net sales.

In fiscal 2003, Kyocera expanded its production in China. Kyocera seeks to further expand production volume of components, information equipment and telecommunications equipment in China. Additionally, at the beginning of fiscal 2004, Kyocera established a new sales subsidiary in China, which will deal in Kyocera’s products manufactured in China as well as its products imported into China.

A detailed analysis and discussion about Kyocera’s net sales by operating segments appear in “Segment Operations” on page 18.

Cost of sales and gross profit

Gross profit increased by 14.3% in fiscal 2003 to ¥273,512($2,318). Gross profit ratio increased by 2.5 points from 23.1% to 25.6%. This is mainly because of an increase in sales of Equipment group, in addition to a large decrease in restructuring charges of the subsidiaries in the United States, recorded in fiscal 2002.

Gross profit considerably declined by 39.7% in fiscal 2002 to ¥239,373. This was due to reduced demand for products of Fine ceramics group and Electronics device group and to sharp falls in unit prices accompanying a rapid global downturn in IT-related markets. In addition, cost of sales included a restructuring charge of approximately ¥7,900 to cover costs of inventory write-downs at the U.S. subsidiaries.

SG&A expenses and profit from operations

Selling, general and administrative (SG&A) expenses in fiscal 2003 increased by 1.2% to ¥190,124 ($1,611). Although the restructuring charge included in SG&A expenses in fiscal 2002 at our U.S. subsidiaries decreased, SG&A expenses increased in fiscal 2003 principally as a result of Kyocera Chemical Corporation and its consolidated subsidiaries (KCC) becoming consolidated subsidiaries and an increase in R&D expenses for new products at Kyocera Mita Corporation and its consolidated subsidiaries (KMC). As a percentage of net sales, SG&A expenses fell by 0.3 points, from 18.1% to 17.8%.

Although SG&A expenses in fiscal 2003 increased, a significant increase in gross profit of 14.3% compared with fiscal 2002 resulted in a substantial rise in profit from operations, which rose by 61.7% to ¥83,388 ($707).

SG&A expenses declined by 1.2% in fiscal 2002 to ¥187,812. Although a restructuring charge at U.S. subsidiaries of approximately ¥3,800 to cover the costs of personnel reductions was included, SG&A expenses in fiscal 2002 decreased mainly as a result of a decrease in direct expenses for sales as a consequence of the decrease in net sales. As a percentage of net sales, SG&A expenses rose by 3.3 points, from 14.8% to 18.1%. In fiscal 2002, the proportional decrease in gross profit was higher than the decrease in SG&A expenses. Consequently, profit from operations decreased by 75.1%, compared with fiscal 2001 to ¥51,561.

Interest and dividend income

Interest and dividend income in fiscal 2003 decreased by 28.9% to ¥5,194($44) compared with fiscal 2002. This was due principally to a decrease in the Company’s interest income received from bank deposits denominated in the U.S. dollar in a recent low interest rates environment in the United States. This decrease in interest income also reflects the Company’s fund management policy to minimize financial risks. Dividend income in fiscal 2003 was flat compared with fiscal 2002 because the Company did not purchase or sell securities materially.

Kyocera assumes that interest and dividend income in fiscal 2004 will be at the same level as in fiscal 2003.

Interest and dividend income in fiscal 2002 decreased by 9.6% compared with fiscal 2001. This was due mainly to lower interest income received by the Company in a low interest rates environment in Japan.

Interest expense

Interest expense substantially decreased by 46.1% in fiscal 2003, principally as a result of a decrease in interest bearing debts because Kyocera Mita Corporation repaid in February 2002 all of the liabilities deferred pursuant to its rehabilitation plan, earlier than planned in its rehabilitation plan, and also because KMC and Kyocera International Inc. and its consolidated subsidiaries (KII) reduced their borrowings in fiscal 2003.

In fiscal 2002, interest expense increased by 24.1% compared with fiscal 2001, mainly because the yen’s depreciation against the U.S. dollar affected interest payments of our subsidiaries in the United States.

Foreign currency translation

The foreign exchange rate of the yen against the U.S. dollar, appreciated sharply in the first quarter of fiscal 2003 from the previous depreciatory trend in fiscal 2002. As a result, the average yen-dollar exchange rate was 2.4% lower than in fiscal 2002. Against Euro, the yen depreciated substantially in the fourth quarter of fiscal 2003 and resulted in approximately 9.0% depreciation during fiscal 2003. The net effect of foreign currency fluctuations was a loss of ¥5,405($46), principally as a result of the yen being worth 9.8% more against the U.S. dollar at March 31, 2003 compared with at March 31, 2002. This resulted in losses arising from the translation of cash deposits and trade receivables denominated in foreign currencies.

The yen depreciated against both the U.S. dollar and Euro during fiscal 2002, falling approximately 12.6% and 11.0% in value, respectively, against these currencies over the year as a whole. As stated previously, the resulting foreign currency translation gains mainly reflected Kyocera’s cash deposits and receivables denominated in foreign currencies.

Kyocera typically enters into forward exchange contracts to minimize currency exchange risks on foreign currency denominated receivables and payables, usually in small amounts. It has no significant unhedged monetary assets, liabilities or firm contract-related commitments denominated in foreign currencies other than restricted cash, certain time deposits and the functional currencies of Kyocera’s overseas operations. Kyocera confines its use of derivative financial instruments to the hedging of its foreign exchange exposures, and does not utilize derivative transactions for trading purposes. Since the movement of foreign exchange rates remains unpredictable, management is unable to make reliable projections as to the size of likely foreign currency transaction gains, or losses, in fiscal 2004.

Gains and losses from investments

Kyocera’s equity in earnings of affiliates and unconsolidated subsidiaries in fiscal 2003 increased by 98.3%, to ¥3,092 ($26) due principally to a decrease in loss of Kinseki, Limited (Kinseki). An increase in profit of SK TELETECH CO., LTD. also positively affected equity in earnings.

In December 2002, the Company acquired additional stakes in Kinseki, thereby increasing its stake in Kinseki from 27.95% to 28.09%. The Company will make Kinseki a wholly-owned subsidiary through stock swap on August 1, 2003. For detailed information, please see Note 23 to The Consolidated Financial Statements on page 63.

Equity in earnings of affiliates and unconsolidated subsidiaries resulted in a decline of 29.4% in fiscal 2002. This decline was due principally to discontinuance of the equity method for its investments in common stock of KDDI Corporation (KDDI) from the second half of fiscal 2001, and loss of Kinseki.

In fiscal 2003, Kyocera recognized losses on devaluation of investment securities amounting to ¥2,883 ($24), which was attributable mainly to a prolonged decline in the market value of Japanese bank shares held by the Company. Kyocera also recognized loss on devaluation of investment in Kinseki, amounting to ¥5,159 ($44) due to a substantial fall in its market value. In fiscal 2002, the losses recognized on devaluation of investment securities were ¥5,771, which were also attributable mainly to the sharp decline in the market value of Japanese bank shares held by the Company.

Taxes

Kyocera’s effective tax rate of 43.1% in fiscal 2003 was higher than that of 38.5% in fiscal 2002. This was due mainly to a decrease in income of foreign subsidiaries taxed at lower rates than Japanese statutory tax rate of 42.0%, and recognition of a loss on devaluation of investment in an affiliate, which was considered as a permanent difference with respect to tax calculation.

Kyocera’s effective tax rate of 38.5% in fiscal 2002 was lower than that of 40.1% in fiscal 2001. This was due mainly to an increase in the proportion of equity in earnings of affiliates and unconsolidated subsidiaries to income before income taxes in fiscal 2002 compared with fiscal 2001.

Minority interests

Minority interests were principally related to AVX, which had an approximately 30% minority ownership interest in fiscal 2003. Lower earnings at AVX resulted in a gain in minority interests in fiscal 2003 from a small loss in fiscal 2002.

Cumulative effect of change in accounting principle

On April 1, 2002, Kyocera adopted the Statement of Financial Accounting Standards Board (SFAS) No. 141, “Business Combinations,” and No.142, “Goodwill and Other Intangible Assets.” In the first half of fiscal 2003, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies Micro Drill for IT industry, from the initial application of these statements. The impairment loss of ¥3,175 ($27) was recorded as a cumulative effect of change in accounting principle in accordance with the provisions of SFAS No.142. Kyocera also wrote off ¥919 ($8) of unamortized deferred credit related to an excess over cost arising from an investment in Taito Corporation that was accounted for by the equity method as a cumulative effect of change in accounting principle in accordance with the provisions of SFAS No.141.

On April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133.” In accordance with the transition provisions of SFAS No. 133, Kyocera recorded a one-time and non-cash unrealized loss of ¥106 net of taxes, in accumulated other comprehensive income to recognize derivatives that are designated as cash flow hedges and qualify for hedge accounting. Kyocera also recorded a one-time and non-cash realized loss of ¥1,838, net of taxes, in the consolidated statement of income as a cumulative effect of change in accounting principle to record those derivatives that are designated as cash flow hedges, but not qualified for hedge accounting (loss of ¥1,518) and are designated as cash flow hedges, but for which hedge accounting was not adopted (loss of ¥320).

Segment Operations:

	2001	2002	2003	2003
Net sales :
Fine ceramics group	¥363,026	¥252,879	¥238,867	$2,024
Electronic device group	392,700	234,938	227,962	1,932
Equipment group	467,362	478,293	529,784	4,490
Others	79,790	86,116	86,214	731
Adjustments and eliminations	(17,825)	(17,652)	(13,057)	(111)

	¥1,285,053	¥1,034,574	¥1,069,770	$9,066

Operating profit :
Fine ceramics group	¥88,771	¥20,137	¥18,797	$159
Electronic device group	126,455	4,372	11,816	100
Equipment group	28,318	24,413	40,020	339
Others	6,839	7,438	7,244	62

	250,383	56,360	77,877	660

Corporate	(25,243)	(2,508)	(5,382)	(46)
Equity in earnings of affiliates and unconsolidated subsidiaries	2,209	1,559	3,092	26
Gain on stock issuance of an affiliate	174,076	—	—	—
Adjustments and eliminations	(1,203)	(13)	450	4

Income before income taxes	¥400,222	¥55,398	¥76,037	$644

Business segment presentation

Kyocera’s business is operated by the following four operating segments, “Fine ceramics group,” “Electronic device group,” “Equipment group,” and “Others.” Fine ceramics group contains fine ceramic parts, semiconductor parts, cutting tools, jewelry, BIOCERAM, solar energy products and applied ceramic products. Electronic device group contains electronic components and thin-film products. Equipment group consists of telecommunications equipment, information equipment and optical instruments. Others segment consist of telecommunications network systems, electric insulators, financial services such as leasing, credit financing, office rental services, and other services.

Commencing in fiscal 2003, R&D-related expenses associated with fundamental technological research of the Company, previously included within “Others,” have been charged to the respective operating segments. Accordingly, Kyocera has also restated previously published operating profit of such operating segments for fiscal 2002 and 2001, respectively.

Fine ceramics group

Sales for this segment in fiscal 2003 decreased by 5.5% compared with fiscal 2002. Decreased revenues from optical communications components, such as parts for fiber-optic connectors and packages for optical communications devices, were offset by rising sales of parts for semiconductor and liquid crystal display (LCD) fabrication equipment, sapphire substrates for LCD projectors, ceramic packages for image sensors and SMD packages for mobile phones, as well as solar energy systems.

Operating profit for this segment in fiscal 2003 dropped by 6.7% from fiscal 2002, due mainly to a decline in sales of components for optical communications market.

Management expects that market needs for high-value-added mobile phones with color displays and cameras will produce a replacement demand for handsets. Sales growth for large size LCDs related components and sapphire substrates for projectors for business and home use will contribute to higher sales. However, Management assumes that optical communication market will not recover at least in fiscal 2004.

Sales for this segment in fiscal 2002 decreased by 30.3% due mainly to depressed global demand for mobile handsets, PC-related equipment and optical fiber communications devices, together with significant falls in components prices. Operating profit for this segment dropped by 77.3%, and profitability declined by 16.5 points, from 24.5% in fiscal 2001 to 8.0% in fiscal 2002. This was mainly attributable to lower sales volumes and price erosion.

Electronic device group

Sales for this segment in fiscal 2003 fell by 3.0% compared with fiscal 2002, due mainly to continued severe price erosion of general passive components.

A recovery in demand for mobile phone components, including ceramic capacitors and timing devices such as TCXOs, after handset manufactures had largely eliminated excess components inventories, led to an increase in shipping volume compared with fiscal 2002.

Operating profit for this segment improved significantly by 170.3% from fiscal 2002 due principally to improved productivity through expanding production volume in China and a decrease in one-off expenses associated with structural reforms at AVX, recorded in fiscal 2002. The structural reforms at AVX included the integration of production bases and personnel reductions coupled with increased efficiency in its production in the United States.

During fiscal 2004, Management considers several strategic measures to improve future profitability. They may bring one-time expenses including the reorganization of production bases and start-up cost from the commencement of Micro device business such as SAW filters, decoupling devices and LED chips in Japan.

Sales for this segment in fiscal 2002 dropped by 40.2%, due principally to a decrease in demand for components for mobile handsets and PC-related equipment. Global demand for ceramic capacitors, tantalum capacitors and timing devices, such as TCXOs and VCOs, was particularly weak. Price competition also intensified as electronics equipment manufacturers undertook inventory adjustments. Segment operating profit declined 96.5% compared with fiscal 2001, due mainly to decreased production volumes and steep falls in unit prices of many components. The plunge in profit also reflected one-off charges related to restructuring initiatives at AVX. These activities at AVX had a negative impact on this segment’s operating profit of approximately ¥7,400 in fiscal 2002.

Equipment group

Sales for this segment increased by 10.8% compared with fiscal 2002, due mainly to an increase in sales of information equipment such as printers and copiers at KMC and telecommunications equipment such as CDMA handsets and PHS-related products.

Sales in KMC grew sharply by approximately 15% compared with fiscal 2002. This growth reflected the successful introduction of new copiers, which share common parts or engines with page printers, and the enhanced brand name of KMC. In telecommunications equipment business, a camera equipped CDMA 1x phone in Japan and CDMA 1x phones in the U.S, as well as the introduction of CDMA handsets to the Chinese market, contributed to an increase in sales. In addition, sales of PHS-related products expanded strongly overseas, especially in China and Thailand. On the other hand, sales of optical instruments decreased, because an increase in sales of digital cameras was overwhelmed by shrinking of the still camera market.

Operating profit for this segment grew to 63.9% compared with fiscal 2002, due mainly to sales growth of information equipment and telecommunications equipment. Management expects that sales expansion of the products in this segment, such as PHS-related products in China and color printers and copiers, will be continued in fiscal 2004.

In fiscal 2002, sales increased by 2.3% compared with fiscal 2001, due mainly to an increase in sales of printers and copiers at KMC. Sales of CDMA handsets also increased steadily both in the U.S. and Japan due to the successful introduction of new models. Operating profit for this segment fell 13.8% from fiscal 2001, due to a decrease in profit contribution from telecommunications equipment as a result of a one-off charge of approximately ¥3,700 to cover restructuring initiatives at KWC, including inventory write-downs and personnel reductions. The yen’s depreciation against the U.S dollar also negatively affected operating profits at KWC.

Others

Revenues for this segment in fiscal 2003 were flat compared with fiscal 2002. Though eight months of sales of Kyocera Chemical Corporation were added in this segment from August 2002, finance revenue of Kyocera Leasing Co., Ltd. (KLC) and the telecommunications engineering services and information systems businesses at Kyocera Communication Systems Co., Ltd. (KCCS) each decreased.

Operating profit for this segment decreased by 2.6% compared with fiscal 2002, due principally to increased by sales at KCCS.

In fiscal 2002, segment revenues increased by 7.9% compared with fiscal 2001, due mainly to expanded sales of real estate at KLC. Operating profit for this segment increased by 8.8%.

Corporate

Corporate losses in fiscal 2003 were ¥5,382 ($46), an increase of ¥2,874 ($24) compared with fiscal 2002. In fiscal 2003, Kyocera recognized losses on devaluation of investment securities amounting to ¥2,883 ($24), which was attributable mainly to a prolonged decline in the market value of Japanese bank shares held by the Company, as a result of the declining stock prices in the Japanese stock market, even after the recognition of large losses of ¥5,771 on investment securities in fiscal 2002. Kyocera also recorded a loss on devaluation of investment in Kinseki, which is accounted for by equity method, amounting to ¥5,159 ($44) due to a substantial fall of its market value.

If stock market conditions come worse in the future, profit or loss of Corporate may be significantly impacted.

Corporate losses in fiscal 2002 decreased compared with fiscal 2001 due mainly to an increase in internal revenue of the Company as a result of revision of the transaction rules between Corporate and operating segments, although the Company recorded losses on devaluation of investment securities in consequence of the downturn in the Japanese stock market.

Geographic segments

In fiscal 2003, sales in Japan increased by 3.6% compared with fiscal 2002, due primarily to growing demand for telecommunications equipment, in particular, mobile handsets and fine ceramic parts. Sales in the United States decreased by 8.6%, due mainly to a decrease in sales of optical communications components such as ceramic packages and optical fiber connector components. In Asia, sales increased by 20.2% compared with fiscal 2002. Products of Electronic device group and telecommunications equipment such as CDMA handsets and PHS-related products mainly contributed to expanded sales in this region. Sales in Europe increased by 2.0%, due mainly to sales growth of information equipment including printers and copiers.

In fiscal 2002, sales in each region decreased compared with fiscal 2001, especially in Asia. Sales in Japan fell 16.8% due to sluggish demand for products of Fine ceramics group and Electronic device group. Sales in the United States decreased by 16.8% due to weak demand for components used in optical communication networks, for opto-electronic packages and for other components supplied to the electronics industry. In Asia, lower sales of components for PC-related equipment contributed to a decline in sales of 31.8% compared with fiscal 2001. Sales in Europe decreased by 13.5% compared with fiscal 2001, despite sales growth in information equipment, due mainly to depressed demand for mobile phone components.

Critical Accounting Policies and Estimates:

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in Kyocera’s financial statements is a critical accounting estimate if it requires Kyocera to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that Kyocera reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of Kyocera’s financial condition, changes in financial condition or results of operations. Kyocera has identified the following critical accounting policies with respect to its financial presentation.

Allowances for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts will be affected if the financial condition of Kyocera’s customers worsens due to the deterioration of economic conditions in Japan or in Kyocera’s major overseas markets. Moreover, a decline in the fair value of assets pledged by Kyocera’s customers as collateral for Kyocera’s receivables will have a material effect on the amounts of allowances for doubtful accounts provided. The amounts of receivables and related allowance for doubtful accounts will are charged off if the financial condition of Kyocera’s customer is assumed to be significantly deteriorated as a result of specific examination by management.

A substantial portion of allowances for doubtful accounts are recorded with respect to finance receivables of KLC, in Others segment, which provides credit financing services and commercial leasing services. Based on the factors discussed above, KLC sets estimated recovery percentages that are applied to the amounts of receivables to determine future cash flow. On a case-by-case basis, adjustments are made to the amount of allowances so determined in light of particular customers’ circumstances. KLC continuously monitors the correlation between the allowances so determined and the actual loss experienced, and makes an appropriate modification to the schedule of percentages for determining allowance amounts.

At March 31, 2003, Kyocera had ¥49,578 ($420) of allowances for doubtful accounts against ¥206,480 ($1,750) of finance receivables, which comprise over 80% of Kyocera’s allowances for doubtful accounts.

Inventory valuation

Kyocera estimates the amount of write-downs required to properly value inventory. Write-downs are provided for excess, slow-moving and obsolete inventory as well as valuation losses required to adjust recorded cost to its market value. Kyocera generally considers all inventory aged over 12 months to be slow-moving or obsolete. Kyocera also records inventory write-downs based on its projections of future demand, market conditions and related management-led initiatives even though the age of corresponding inventory is shorter than 12 months. In fiscal 2003, as a result of continuous strict controls and adjustments on inventories, Kyocera recognized inventory write-downs of approximately ¥6,966 ($59). The amounts of these inventory write-downs by operating segments appear in Note 19 to The Consolidated Financial Statements on page 59. A substantial portion of these inventory write-downs were recorded with respect to components for optical communications devices, mobile handsets and computer-related equipment. Inventories of mobile handsets, information equipment and optical instruments were also written down. These products were subject to a decrease in demand and a decline in price, or turned to be obsolete because of their short product lives.

The majority of Kyocera’s inventories is produced for the information technology industry. Each of these products generally has a short a product life, and is susceptible to market demand and price fluctuations. In light of the impacts by segments, inventory write-downs primarily affect Fine ceramics group, Electronic device group and Equipment group. If market conditions and demand in the information technology industry are less favorable than Kyocera’s projections, additional write-downs may be required. As management assumes that global market conditions will continue to be severe, Kyocera may need to record substantial inventory write-downs for fiscal 2004 and possibly for subsequent fiscal periods.

Impairment of securities and investments

Kyocera records impairment charges for debt and equity securities and investments in affiliates and unconsolidated subsidiaries accounted for by the equity method when it believes that the decline of value is considered to be other than temporary. Kyocera regularly reviews each security and investment for impairment based on the extent to which the fair value is less than cost, the duration of the decline, the anticipated recoverability of fair value in the future and the financial conditions of the issuer. Poor operating results of the issuers of these securities, which include Japanese banks, or adverse changes in the market may, cause additional impairment losses in future periods. Kyocera records impairment charges, if any, as corporate losses.

In fiscal 2003, Kyocera recognized losses on devaluation of investment securities amounting to ¥2,883 ($24), which was attributable mainly to a prolonged declines in the market value of Japanese bank shares held by the Company. Kyocera also recognized loss on devaluation of investment in Kinseki, which is accounted for by equity method, amounting to ¥5,159 ($44) due to a substantial fall in its market value.

The Company is currently a major shareholder of KDDI. The price fluctuation of the KDDI shares may affect Kyocera’s financial conditions. At March 31, 2003, the unrealized loss on KDDI shares held by the Company was ¥48,598 ($412). Due to the 1.4% raise of the market price of the KDDI shares per unit during fiscal 2003, the unrealized loss was ¥2,864 ($24) less than that at March 31, 2002, which was ¥51,462. Kyocera determined a decline in its market value is temporary because operating results of KDDI grew steadily in fiscal 2003 and accordingly, the performance of KDDI shares are to be considered in a rising trend. Subsequent to March 31, 2003, the market value of KDDI shares was increasing, and the unrealized loss was recovered in June.

Detailed information on the gross unrealized gain or loss appears in Note 4 to The Consolidated Financial Statements on page 41.

Impairment of long-lived assets

At least annually, although in some cases more often if events or changes in circumstances require such a review, Kyocera reviews the carrying value of its long-lived assets held and used and to be disposed of, including goodwill and other intangible assets.

The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from the asset is less than its carrying value. Goodwill and intangible assets that are not subject to amortization are considered to be impaired if the carrying amounts exceed their fair value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a current interest rate. The cash flows used in both assessing impairment and determining fair value are typically derived from the expected cash flows determined by management’s estimates and judgments. Significant impairment losses may be incurred in future periods if information technology market conditions deteriorate and Kyocera determines that the carrying amount of long-lived assets cannot be recovered through future cash flows.

In the first half on fiscal 2003, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation (KTC), which manufactures and supplies micro drills for the information technology industry. The impairment loss of ¥3,175 ($27) has been recorded in Fine ceramics group as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets. At March 31, 2003, the remaining carrying amount of goodwill related to the acquisition of KTC was ¥2,859($24), and Kyocera cautiously continues to review its fair value in fiscal 2004. Kyocera’s total carrying amounts of goodwill by segments and intangible assets at March 31, 2003 are described in Note 8 to the Consolidated Financial Statement on page 44. In fiscal 2003, Kyocera also implemented an annual valuation of long-lived assets, and as a result, determined that there were no indications of impairment on long-lived assets other than goodwill.

Deferred tax assets

Kyocera records deferred tax assets with valuation allowances to adjust their carrying amounts when it believes that it is more likely than not that the assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and feasible tax planning strategies. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustments to deferred tax assets may be required. At March 31, 2003, deferred tax assets, net of deferred tax liabilities, was ¥45,190 ($383), which Kyocera considers will reasonably be realized in the future compared with the amounts of taxable income and income taxes in fiscal 2003. There were no material discrepancies between expected and actual taxable income in terms of deferred tax assets calculation in recent years.

Benefit plans

Projected benefit obligations and plan assets are determined on an actuarial basis and are significantly affected by the assumptions used in their calculation, such as discount rates, the expected long-term rate of return on plan assets, the rate of increase in compensation levels and other assumptions. Kyocera determines the discount rate by referencing the yield on high quality fixed income securities such as Japanese Government Bonds. The expected return on plan assets is determined based on the rate of historical earnings and Kyocera’s expectation of future performance of the funds in which plan assets are invested. The rate of increase in compensation levels is determined based mainly on results of operations and inflation. Kyocera annually reviews the assumptions underlying its actuarial calculations, making adjustments based on current market conditions, if necessary.

As a prolonged recession in the Japanese economy and the week performance of the global stock markets have negatively affected the discount rate and the expencted long-term rate of return on plan assets used in a calculation of its benefit plans, Kyocera determined to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets in FY2003. This decrease in the assumptions led to an increase in projected benefit obligations and net periodic pension cost. These increases have negative impacts on Kyocera’s results of operations and financial position. For instance, the Company, which has a substantial portion of accrued pension cost in its consolidated balance sheet, changed its assumption of the discount rate from 2.5% to 2.0%. In consequence of this decrease in the assumption, the Company’s projected benefit obligations at March 31, 2003 increased approximately by ¥17,700 ($150).

Due mainly to the decrease in the assumptions of the discount rate, Kyocera was required to record an additional minimum pension liability in its consolidated financial statement in accordance with SFAS No. 87 “Employer’s Accounting for Pensions.” At March 31, 2003, Kyocera recorded minimum pension liability adjustments in accumulated other comprehensive income of ¥10,931 ($93), net of taxes of ¥6,702 ($57).

If Japanese and global financial markets’ performance continues to stagnate, Kyocera may be required to decrease its assumptions of the discount rate and the expected long-term rate of return on plan assets and, a decrease in such assumptions will lead to an increase in projected benefit obligations and net periodic pension costs. Particularly, an increase in projected benefit obligations may negatively affect Kyocera’s accrued pension and severance costs in the consolidated balance sheet and labor costs included in cost of sales and selling, general and administrative expenses in the consolidated statement of income. An increase in accumulated benefit obligations may also require Kyocera to record additional minimum pension liability in accumulated other comprehensive income.

Contingencies

Kyocera is subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable. In making these estimates, Kyocera considers the progress of the lawsuits, the situations of other companies that are subject to similar lawsuits and other relevant factors. The amounts of liabilities accrued are based on estimates and may be significantly affected by further developments or the resolution of these contingencies in the future.

The Company has a lawsuit with U.S. based LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (presently renamed Prudential-Bache Trade Services, Inc.) for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. Detailed process of this lawsuit is described in Note 14 to The Consolidated Financial Statements on page 55. In case The Company is ultimately unsuccessful in this lawsuit, The Company may be required to pay damages, inclusive of costs and interest to date, of at least ¥55,696 ($472) to LTC. The Company owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. Therefore, one third of net assets of LTC after the payment of damages, inclusive of costs and interest to date, any excess of liability for this contingency from the Company will be ultimately reimbursed to the Company. Taking into account this equity interest, the Company has set aside accrued litigation expenses of approximately ¥41,862 ($355) at March 31, 2003 in respect of any potential adverse judgment in this case, and any excess of liability for this contingency would be incurred as an expense. In light of this contingency, the Company believes that such an expense would not have a significant effect on Kyocera’s cosolidated results of operations and financial position in fiscal 2004.

Revenue recognition

Kyocera recognizes sales, when title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenue from Fine ceramics group, Electronic device group and Equipment group are recognized, principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans are recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

New Accounting Standards:

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. Kyocera does not expect that the adoption of SFAS No. 143 will have a material impact on Kyocera’s financial position or results of operations.

In July 2002, FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses the accounting and reporting of costs associated with exit and disposal activities, including restructuring activities that were accounted for pursuant to the guidance in Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. This statement was effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, the EITF reached a consensus on EITF 00- 21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No.00-21 provides guidance on how to account for arrangement that involve the delivery or performance of multiple products, services and/or right to use assets. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. Kyocera does not expect that the adoption of EITF 00-21 will not material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the required disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provision of this interpretation were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation were effective for financial statements of interim or annual reports ended after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock Based Compensation,” and provides alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. The transition provisions of SFAS No. 148 are currently not applicable to Kyocera as it continues to adopt the intrinsic value based method of accounting for stock options. In addition, SFAS No. 148 requires more frequent disclosure of the effects of an entity’s accounting policy with respect to stock-based compensation. Annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and Kyocera adopted the annual disclosure provisions of SFAS No. 148 in the financial statements for the year ended March 31, 2003.

In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For existing variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the provision of this interpretation will apply no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Currently, Kyocera does not have any material variable interest entities and the adoption of FIN No. 46 does not have a significant impact on Kyocera’s consolidated results of operations and financial position.

In January 2003, EITF released Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” EITF Issue No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employee Pension Fund plan (EPF) which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law (JWPIL). EITF Issue No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy and a proportionate amount of net unrecognized gain or loss related to the entire EPF would be recognized as a settlement gain or loss. As a result of enactment of the “Defined Benefit Corporate Pension Plan Law,” the Company and its certain domestic subsidiaries were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion in fiscal 2003. They also plan to submit another applications for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After their applications are approved by the government, the remaining benefit obligation of the substitutional portions (that amount earned by past services) as well as the related government-specified portions of the plan assets of the EPF will be transferred to the government. Gain related to this separation process shall be recognized upon completion of the transfer to the government of the substitutional portions of the benefit obligations and related plan assets. The Company and its subsidiaries have not yet decided the dates of the completion. Kyocera estimates the special gains of approximately ¥15,700 ($133) will be recognized if the transfers are completed by March 31, 2004. Actual results could differ from this estimation.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company will be required to adopt SFAS No.149 for contracts entered into or modified after June 30, 2003 except for certain items related to the implementation provisions of SFAS No. 133. The adoption of SFAS No. 149 requires prospective adoption and is not expected to have a material affect on the Kyocera’s consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Currently, the adoption of SFAS No. 150 will not have material impact on Kyocera’s consolidated results of operations and financial position.

Liquidity and Capital Resources:

Assets, liabilities and stockholders’ equity

Kyocera’s total assets at March 31, 2003 decreased by ¥10,444 ($89) to ¥1,635,014 ($13,856), compared with ¥1,645,458 at March 31, 2002. Cash and cash equivalents rose by ¥17,411 ($148) to ¥298,310 ($2,528). Restricted cash decreased by ¥3,141 ($27) to ¥56,368 ($478) at March 31, 2003. This cash has been deposited with a financial institution to minimize facility fees for a letter of credit in relation to ongoing litigation (see Note 14 to The Consolidated Financial Statements on page 55).

As a result of KCC becoming consolidated subsidiaries of Kyocera, and the increased net sales recognized by KMC, trade note receivables increased by ¥10,079 ($85) to ¥35,446 ($300), and trade account receivables increased by ¥5,510 ($47) to ¥179,750 ($1,523).

Short-term and long-term finance receivables declined by ¥9,959 ($84) to ¥156,982 ($1,330) at March 31, 2003, due mainly to a collection of receivables for the sales of the real estate. Finance lease receivables of KLC are included in both short-term and long-term finance receivables.

Inventories decreased by ¥22,650 ($192) to ¥183,156 ($1,552), mainly as a result of inventory reduction at KMC and AVX as well as at the Company.

Securities and other investments increased by ¥6,478 ($55) to ¥308,137 ($2,611), due to the purchase of the bonds which offset a decline in the fair value of stocks.

Total property, plant and equipment at cost, net of accumulated depreciation, decreased by ¥19,118 ($162) to ¥249,505 ($2,114), due to more depreciation than capital expenditure.

Kyocera’s total liabilities at March 31, 2003 increased by ¥31,504 ($267) to ¥569,954 ($4,830), compared with ¥538,450 at March 31, 2002. This reflected an increase in accounts payable caused by increased purchases of raw materials and other inputs by Equipment group, and an increase in accrued pension cost due to KCC, becoming the consolidated subsidiaries.

Interest bearing debts including both short-term borrowings and long-term debt decreased by ¥17,317 ($147) to ¥198,820 ($1,685) due primarily to a decrease in KMC’s debt.

Minority interests in subsidiaries, principally AVX, decreased by ¥5,970 ($51) to ¥61,560 ($522), from ¥ 67,530 at March 31, 2002 due mainly to the yen’s appreciation against the U.S. dollar.

Stockholders’ equity decreased by ¥35,978 ($305) to ¥1,003,500 ($8,504), from ¥1,039,478 at March 31, 2002, due to purchase of treasury stock of ¥42,010 ($356), a cash dividend of ¥11,222 ($95) and a decrease of ¥33,444 ($283) in accumulated other comprehensive income, offsetting an increase of ¥41,165 ($349) in stockholders’ equity by the earnings for fiscal 2003.

Accumulated other comprehensive income included foreign currency translation adjustments, which decreased in absolute amount by ¥20,578 to ¥(14,977) ($(127)), due to the yen’s appreciation. In addition, minimum pension liability adjustment of ¥(10,931) ($(93)) was included. Consequently, the stockholders’ equity ratio at March 31, 2003 was 61.4%, 1.8 points lower compared with 63.2% at March 31, 2002.

Cash flow

Net cash provided by operating activities in fiscal 2003 increased by ¥19,825 ($168) to ¥160,754 ($1,362) from ¥140,929 in fiscal 2002. This was due mainly to that net income increased by ¥9,212 ($78) to ¥41,165 ($349) compared with fiscal 2002. An increase in notes and accounts payable which resulted from an increase of purchase within Equipment group near the fiscal year end contributed to an increase in net cash provided by operating activities, but this increase was offset by a net increase in receivables and diminution in the effect of losses on and a decrease in inventories. A decrease in payments for income taxes which was due to a decrease in taxable income in fiscal 2002 also contributed to the increase in net cash provided by operating activities. In fiscal 2002, net cash provided by operating activities decreased slightly by ¥8,262 to ¥140,929 from ¥149,191 in fiscal 2001, despite a significant decrease in net income of ¥187,576, which was mostly offset by increases in non-cash revenues and expense adjustments primarily caused by stock issuance of an affiliate and related deferred taxes in 2001. A decrease in net income was also offset by a decrease in receivables and inventories. This decrease was partially mitigated by a decrease in notes and accounts payable and accrued income taxes. The decreases in receivables, payables and inventories were caused by decreased sales and Kyocera’s efforts on inventory reduction. Accrued income taxes decreased due to a decrease in taxable income.

Net cash used in investing activities in fiscal 2003 increased by ¥7,374 ($62) to ¥58,512 ($496) from ¥51,138 in fiscal 2002. This was due primarily to a decrease in proceeds from maturities of securities, despite of a continuous decrease in capital expenditures mainly within Fine ceramics group. In fiscal 2002, net cash used in investing activities decreased by ¥99,078 to ¥51,138 from ¥150,216 in fiscal 2001. This was due primarily to a decrease in capital expenditures within Fine ceramics group and Electronic device group. As the global slump in IT-related markets caused demand for components to plunge, Kyocera imposed strict controls on the capital expenditures.

Net cash used in financing activities in fiscal 2003 increased by ¥56,266 ($477) to ¥74,662 ($633) from ¥18,396 in fiscal 2002. This was due mainly to a significant increase in purchase of treasury stock. In fiscal 2002, net cash used in financing activities amounted to ¥18,396, compared to cash provided by ¥12,331 in fiscal 2001. This was due primarily to a decrease in short-term borrowings. In February 2002, Kyocera Mita Corporation implemented the rehabilitation plan by accelerating the payment of its debts under its rehabilitation plan. Kyocera Mita Corporation paid all of the debt under the rehabilitation plan by issuance of long-term debt from banks.

At March 31, 2003, the yen’s appreciation against the U.S. dollar had a negative impact on cash and cash equivalents in the amount of ¥10,169 ($86).

At March 31, 2002, the yen’s depreciation against the U.S. dollar had a positive impact on cash and cash equivalents totaling ¥8,171.

Cash and cash equivalents increased in fiscal 2003 by ¥17,411 ($148) from ¥280,899 to ¥298,310 ($2,528).

Cash and cash equivalents increased in fiscal 2002 by ¥79,566 from ¥201,333 to ¥280,899.

Capital resources

Kyocera’s primary source of liquidity has been cash generated by operations. Certain subsidiaries depend on borrowings from financial institutions. Detailed information of these subsidiaries appears in the following description of “Contractual obligations.” At March 31, 2003, Kyocera’s working capital decreased by ¥86,911 ($737) to ¥456,848 ($3,872), compared to ¥543,759 at March 31, 2002. The decrease was due mainly to increases in short-term borrowings and trade payables. Kyocera is attempting to increase cash generated by operations and keep high liquidity, by reducing inventories with efforts to shorten lead-time and by enhancing collectibility of trade receivables. Cash from operations generally has been sufficient for Kyocera to fund its working capital requirements and to fulfill its future capital expenditures, commitments and obligations.

As short-term forecasted cash expenditure, Kyocera expects to use cash in capital expenditures, purchasing its own stock, or paying cash dividends.

In fiscal 2003, capital expenditures decreased by ¥14,017 ($119) to ¥40,614 ($344), compared with ¥54,631 in fiscal 2002. Research and development expenses increased by ¥6,869 ($58) to ¥47,268 ($401), compared with ¥40,399 in fiscal 2002. Almost all of these capital expenditures were funded by cash in hand and cash generated by operations.

In fiscal 2004, Kyocera is planning capital expenditures in the aggregate amount of approximately ¥41,000 ($347), mainly on plants to be intensive within Fine ceramics group and Electronic device group, and within Equipment group, on improvement in production efficiencies in the telecommunications equipment division and expanding production in China in the information equipment division. Kyocera is planning to spend research and development expenses in the aggregate amount of approximately ¥44,000 ($373), mainly on development of components for telecommunications and information processing market and for automotive devices market within Fine ceramics group and Electronic device group, and on development of mobile handsets, and information equipment such as printers and copiers within Equipment group. Management believes that, to create new products, develop technologies and achieve highly profitable operations in the future, Kyocera should invest its resources continuously for developing new business areas and for improving its existing technologies.

The Company submitted a proposal to the general meeting of shareholders on June 26, 2002 and was authorized to purchase its own stock. The Company completed this purchase of its own stock on September 9, 2002, having purchased an aggregate amount of 5,000,000 shares representing an aggregate purchase price of ¥41,414 ($351) with fund by cash in hand and cash generated by operations. On April 25, 2003, the Company’s Board of Directors decided to acquire the Company’s common stock up to 5,000,000 shares at the aggregated purchase price of no more than ¥50,000 ($424) in order to implement flexible capital policies and to utilize for the timely business development in accordance with the changes in the business environment. This decision was approved by the general meeting of shareholders held on June 25, 2003.

The Company paid cash dividends of ¥11,222 ($95) in fiscal 2003. Subsequent to March 31, 2003, the Company’s Board of Directors declared a cash dividend of ¥5,549 ($47) on June 26, 2003 to stockholders of record on March 31, 2003. The dividend declared was approved by the general meeting of shareholders held on June 25, 2003.

Management believes that cash generated by operations and cash in hand will be sufficient to fund its cash dividend disbursements mentioned above at least through fiscal 2004. Thus, management does not currently intend to use other external financing sources, which would influence credit ratings given by rating agencies. If, however, cash generated by operations is not sufficient, Kyocera has other financing sources such as short-term or long-term borrowings and issuances of debt or equity securities. The company maintains good business relationships with several major Japanese financial institutions.

Kyocera’s ability to generate cash through operations is highly dependent on operational results of its component business for telecommunications and information processing industries and equipment business, which cover a substantial portion of Kyocera’s products in its three main business segments. Sales of components for mobile handsets, computers and optical communication devices, are materially affected by rapid fluctuations in selling prices and demand. Sales of equipment, particularly mobile handsets and information equipments, are also exposed to sharp changes in their demand. Future deteriorations in the selling prices of or demand products for telecommunications and information processing industries could adversely affect Kyocera’s operating results and financial position, including its ability to fund its capital expenditures, and could result in reduced liquidity.

Contractual obligations

At March 31, 2003, Kyocera’s contractual obligations mainly comprised of short-term borrowings and long-term debt including due within one year, which amounted to ¥107,886 ($914) and ¥90,934 ($771), respectively.

Over 80% of those debts were attributable to KMC and KLC.

Kyocera Mita Corporation implemented the rehabilitation plan by accelerating the payment of the debts under its rehabilitation plan and paid all of those debts by borrowing long-term debt from banks in February 2002. In fiscal 2003, KMC reduced its borrowings, which resulted in a decrease in Kyocera’s interest bearing debts.

KLC provides financial services such as credit financing and leasing. Due to the nature of its operation, KLC had approximately ¥84,302 ($714) of short-term borrowings and ¥67,254 ($570) of long-term debt from banks and other financial institutions at March 31, 2003 as the primary source of funding for operating its business.

Kyocera also has foreign currency-denominated debts. However, the proportion of the foreign currency-denominated debts to its total debts is not material.

The following tables provide information about Kyocera’s contractual obligations with expected maturity dates.

Contractual obligations

(Yen in millions)
	Due within 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	¥107,886	—	—	—	¥107,886
Long-term debt (including due within one year)	30,198	46,482	7,831	6,423	90,934

Total contractual obligations	¥138,084	46,482	7,831	6,423	¥198,820

Contractual obligations

(U.S. dollars in millions)
	Due within 1 year	2-3 years	4-5 years	Thereafter	Total
Short-term borrowings	$914	—	—	—	$914
Long-term debt (including due within one year)	256	394	66	55	771

Total contractual obligations	$1,170	394	66	55	$1,685

In addition to contractual obligations shown in the above tables, Kyocera recognizes that contractual obligations for the acquisition or construction of property, plant and equipment are relatively material, and its outstanding balances at March 31, 2003 amount to approximately ¥11,617 ($98), mostly due within one year.

A foreign subsidiary also has a material supply agreement for a significant portion of its anticipated material used in operation. Under this agreement, it will purchase ¥27,024 ($229) in total during three fiscal years starting in fiscal 2004.

Kyocera anticipates that funds to be required to fulfill these debt obligations and commitments will be generated internally from operations.

Significant customer

In fiscal 2003, Kyocera’s sales to KDDI amounted to ¥115,778 ($981) and it slightly exceeded 10.0% of its net sales. KDDI provides telecommunication services, and Kyocera sells mainly telecommunications equipment to KDDI. The Company made an equity investment in KDDI when it was founded and currently, a director of the Company is a member of the board of directors of KDDI. At March 31, 2003, the Company’s equity interest in KDDI is 13.5%.

Kyocera serves KDDI as an independent vendor in terms of price determination, remittance condition and product distribution. All of the agreements and ongoing contractual commitments between Kyocera and KDDI have been made on an arm’s-length basis. Kyocera expects that KDDI will remain to be a significant customer in the future.

Quantitative and Qualitative Disclosures about Market Risk:

Kyocera is exposed to market risk, including changes in foreign exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes. Kyocera regularly assesses these market risks based on policies and procedures established to protect against adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments. Although Kyocera may be exposed to losses in the event of non-performance by counterparties, Kyocera believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There are no material quantitative changes in market risk exposure at March 31, 2003, when compared to March 31, 2002.

In the normal course of business, Kyocera also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk, and are not represented in the following tables.

Foreign Exchange Risk:

Kyocera enters into foreign currency forward contracts to hedge certain existing assets and liabilities denominated in foreign currencies, principally the U.S. dollar and Euro. All such contracts currently in effect will mature generally within three months. The tables below provide information about Kyocera’s major foreign currency forward contracts existing at March 31, 2003, setting forth the contract amounts and weighted average exchange rates related to the U.S. dollar, Euro and the STG, which account for Kyocera’s foreign currency forward transactions. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

	Yen in millions (Pay/Receive) (Except average contractual rates)
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	¥17,535	¥18,360	¥21,255
Fair value	4	(332)	(634)
Weighted average contractual rates	119.79	1.59	125.45

	Yen in millions (Receive/Pay) (Except average contractual rates)
Forward exchange contracts to purchase foreign currencies	US$/Yen	Yen/STG
Contract amounts	¥6,014	¥450
Fair value	105	4
Weighted average contractual rates	118.02	189.32

	U.S. dollars in thousands (Pay/Receive)
Forward exchange contracts to sell foreign currencies	US$/Yen	US$/STG	Euro/Yen
Contract amounts	$148,602	$155,593	$180,127
Fair value	34	(2,814)	(5,373)

	U.S. dollars in thousands (Receive/Pay)
Forward exchange contracts to purchase foreign currencies	US$/Yen	Yen/STG
Contract amounts	$50,966	$3,814
Fair value	890	34

Kyocera also enters into foreign currency swap agreements to hedge against exposures to foreign currency fluctuations of certain assets, principally those denominated in the U.S. dollar. The table below presents contract amounts and weighted average exchange rates by expected (contracted) maturity date. The contract amounts are generally used to calculate the contractual payments to be exchanged under the contracts.

Foreign currency swaps

(Yen in millions)
Contract amount	Weighted average pay rate (US$/Yen)	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	Thereafter
¥587	117.45	¥587	—	—	—	—	—	¥587	¥(10)

Foreign currency swaps

(U.S. dollars in thousands)
Contract amount	Weighted average pay rate (US$/Yen)	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	Thereafter
$4,975	117.45	$4,975	—	—	—	—	—	$4,975	$(85)

Interest Rate Risk:

Kyocera enters into interest rate swaps and other contracts, which are mainly utilized by a Japanese subsidiary, KLC, to reduce market risk exposure to changes in interest rates.

The tables below provide information about Kyocera’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate swaps, the tables below present notional principal amounts and weighted average interest rates by expected (contracted) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Other finance receivables (including due within one year)

(Yen in millions)
	Average interest rate	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	Thereafter
Other finance receivables	3.38%	¥27,595	56,969	30,037	576	1,064	32,494	¥148,735	¥151,041

Long-term debt (including due within one year)

(Yen in millions)
	Average pay rate	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	Thereafter
Loans, principally from banks	1.50%	¥30,198	43,222	3,260	5,260	2,571	6,423	¥90,934	¥91,731

Interest rate swaps

(Yen in millions)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2004	2005	2006	2007	2008	Thereafter
(Variable to Fixed)
¥93,870	0.61%	1.53%	¥25,348	49,026	6,496	—	—	13,000	¥93,870	¥(2,243)

Other finance receivables (including due within one year)

(U.S. dollars in thousands)
	Average interest rate	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	Thereafter
Other finance receivables	3.38%	$233,856	482,788	254,551	4,881	9,017	275,373	$1,260,446	$1,280,008

Long-term debt (including due within one year)

(U.S. dollars in thousands)
	Average pay rate	Expected maturity date						Total	Fair value
		2004	2005	2006	2007	2008	Thereafter
Loans, principally from banks	1.50%	$255,915	366,288	27,627	44,576	21,788	54,433	$770,627	$777,381

Interest rate swaps

(Yen in millions and U.S. dollars in thousands)
Notional principal amount	Average receive rate	Average pay rate	Expected maturity date						Total	Fair value
			2004	2005	2006	2007	2008	Thereafter
(Variable to Fixed)
¥93,870	0.61%	1.53%	$214,813	415,475	55,051	—	—	110,169	$795,508	$(19,008)

Equity Price Risk:

Kyocera has marketable equity and debt securities, which are classified as available-for-sale and are carried in the consolidated balance sheets at fair value. Changes in fair value are recognized as other comprehensive income, net of taxes, as a separate component of stockholders’ equity. Gross unrealized losses on marketable equity securities, which was ¥49,711 ($421), included ¥48,598 ($412) derived from a decline in the market value of KDDI shares held by the Company (see Note 4 to The Consolidated Financial Statements on page 41).

Kyocera evaluates whether declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost and anticipated recoverability of fair value in the future.

Other-than-temporary loss on debt and equity securities with readliy determinable fair values for the years ended March 31, 2001, 2002 and 2003 amounted to ¥471, ¥5,061 and ¥2,717 ($23), respectively. At March 31, 2003, Kyocera held the following available-for-sale marketable equity and debt securities.

	(Yen in millions and U.S. dollars in thousands)
	March 31, 2003
	Cost	Fair value	Cost	Fair value
Due within 1 year	¥20,005	¥19,985	$169,534	$169,364
Due after 1 year to 5 years	23,622	23,497	200,187	199,127
Due after 5 years	23,054	18,694	195,373	158,424
Equity securities	259,942	212,902	2,202,898	1,804,254

	¥326,623	¥275,078	$2,767,992	$2,331,169

Investment in Kyocera Chemical Corporation:

On May 16, 2002, the Board of Directors of the Company and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided that the Company would make Toshiba Chemical Corporation a wholly-owned subsidiary of the Company through a stock swap in order to reinforce the business of the electronic parts and materials held by Toshiba Chemical Corporation and Fine ceramics group, Electronic device group, and other divisions held by Kyocera. The Company and Toshiba Chemical Corporation made an agreement of stock swap in which 0.022 shares of the Company would be allocated to one share of Toshiba Chemical. On august 1, 2002, the Company issued 990,990 shares of common stock of the Company for this stock swap and Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation (see Note 3 to The Consolidated Financial Statements on page 40).

Implementation of the Rehabilitation Plan:

Under its original rehabilitation plan approved by the Osaka District Court on January 18, 2000, Kyocera Mita Corporation was obliged to pay its debts in full by July 2009. However, Kyocera considered it necessary to lift the restrictions imposed on Kyocera Mita Corporation’s management under the rehabilitation plan in order to accelerate the continuous expansion of Kyocera Mita Corporation’s document solution business. For this purpose, Kyocera Mita Corporation’s board of directors decided to pay its debts ahead of schedule by revising the rehabilitation plan. The revised plan was approved by the Osaka District Court. Pursuant to the revised rehabilitation plan, Kyocera Mita Corporation paid its debts in full in February 2002, and the district court concluded that Kyocera Mita Corporation had performed all of its obligations under the rehabilitation plan.

Consolidated Balance Sheets

Kyocera Corporation and Consolidated Subsidiaries

March 31, 2002 and 2003

(Yen in millions and U.S. dollars and shares in thousands—Note 2)

ASSETS	2002	2003	2003

Current assets:
Cash and cash equivalents (Note 13)	¥280,899	¥298,310	$2,528,051
Restricted cash (Notes 13 and 14)	59,509	56,368	477,695
Short-term investments (Notes 4 and 13)	10,902	14,651	124,161
Trade receivables (Notes 7 and 9):
Notes	25,367	35,446	300,390
Accounts	174,240	179,750	1,523,305
Short-term finance receivables (Notes 5, 9 and 13)	83,196	31,254	264,864

	282,803	246,450	2,088,559
Less allowances for doubtful accounts and sales returns	(11,110)	(7,703)	(65,280)

	271,693	238,747	2,023,279
Inventories (Notes 6 and 9)	205,806	183,156	1,552,169
Deferred income taxes (Note 16)	51,997	52,136	441,831
Other current assets	22,061	19,054	161,475

Total current assets	902,867	862,422	7,308,661

Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries (Note 7)	26,206	24,398	206,763
Securities and other investments (Notes 4 and 13)	301,659	308,137	2,611,330

	327,865	332,535	2,818,093

Long-term finance receivables (Notes 5, 9 and 13)	83,745	125,728	1,065,492

Property, plant and equipment, at cost (Note 9):
Land	46,834	53,973	457,398
Buildings	189,024	203,387	1,723,619
Machinery and equipment	568,717	587,076	4,975,220
Construction in progress	11,596	5,483	46,466

	816,171	849,919	7,202,703
Less accumulated depreciation	(547,548)	(600,414)	(5,088,254)

	268,623	249,505	2,114,449
Goodwill (Note 8)	30,757	25,703	217,822
Intangible assets (Note 8)	16,202	15,068	127,695
Other assets	15,399	24,053	203,839

	¥1,645,458	¥1,635,014	$13,856,051

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY	2002	2003	2003

Current liabilities:
Short-term borrowings (Notes 9 and 13)	¥106,880	¥107,886	$914,288
Current portion of long-term debt (Notes 9 and 13)	12,401	30,198	255,915
Notes and accounts payable:
Trade	78,627	98,105	831,398
Other	27,236	28,428	240,915
Accrued liabilities:
Payroll and bonus	31,572	33,059	280,161
Income taxes	21,359	28,060	237,797
Litigation expenses (Note 14)	45,333	41,862	354,763
Other	24,344	23,387	198,195
Other current liabilities	11,356	14,589	123,636

Total current liabilities	359,108	405,574	3,437,068

Long-term debt (Notes 9 and 13)	96,856	60,736	514,712
Accrued pension and severance costs (Note 10)	49,549	74,906	634,797
Deferred income taxes (Note 16)	28,045	22,879	193,890
Other non-current liabilities	4,892	5,859	49,652

Total liabilities	538,450	569,954	4,830,119

Minority interests in subsidiaries	67,530	61,560	521,695

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 15):

Common stock:

Authorized 600,000 shares; issued 191,309 shares at March 31, 2003 and 190,318 shares at March 31, 2002	115,703	115,703	980,534
Additional paid-in capital	158,228	167,675	1,420,974
Retained earnings	798,407	828,350	7,019,915
Accumulated other comprehensive income	(22,750)	(56,194)	(476,220)

Common stock in treasury, at cost (Note 11):
6,345 shares at March 31, 2003 and 1,276 shares at March 31, 2002	(10,110)	(52,034)	(440,966)

Total stockholders’ equity	1,039,478	1,003,500	8,504,237

	¥1,645,458	¥1,635,014	$13,856,051

Consolidated Statements of Income

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2003

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts—Note 2)

	2001	2002	2003	2003
Net sales (Note 7)	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847
Cost of sales	887,765	795,201	796,258	6,747,949

Gross profit	397,288	239,373	273,512	2,317,898
Selling, general and administrative expenses	190,088	187,812	190,124	1,611,220

Profit from operations	207,200	51,561	83,388	706,678

Other income (expenses):
Interest and dividend income	8,082	7,304	5,194	44,017
Interest expense (Note 12)	(2,140)	(2,655)	(1,432)	(12,136)
Foreign currency transaction gains (losses), net (Note 12)	9,494	5,238	(5,405)	(45,805)
Equity in earnings of affiliates and unconsolidated subsidiaries (Note 7)	2,209	1,559	3,092	26,203
Loss on devaluation of investment in an affiliate (Note 7)	—	—	(5,159)	(43,720)
Losses on devaluation of investment securities (Note 4)	(587)	(5,771)	(2,883)	(24,432)
Gain on stock issuance of an affiliate (Note 18)	174,076	—	—	—
Other, net (Note 12)	1,888	(1,838)	(758)	(6,424)

	193,022	3,837	(7,351)	(62,297)

Income before income taxes, minority interests and cumulative effect of change in accounting principle	400,222	55,398	76,037	644,381

Income taxes (Note 16):
Current	102,011	34,187	33,665	285,296
Deferred	58,476	(12,879)	(885)	(7,500)

	160,487	21,308	32,780	277,796

Income before minority interests and cumulative effect of change in accounting principle	239,735	34,090	43,257	366,585
Minority interests	(20,206)	(299)	164	1,390

Income before cumulative effect of change in accounting principle	219,529	33,791	43,421	367,975
Cumulative effect of change in accounting principle-net of taxes of ¥233 for the year ended March 31, 2002 (Note 1, 7 and 8)	—	(1,838)	(2,256)	(19,119)

Net income	¥219,529	¥31,953	¥41,165	$348,856

Earnings per share (Note 20):
Income before cumulative effect of change in accounting principle:
Basic	¥1,161.20	¥178.74	¥233.02	$1.97
Diluted	1,157.83	178.59	232.97	1.97
Cumulative effect of change in accounting principle:
Basic	—	(9.72)	(12.11)	(0.10)
Diluted	—	(9.71)	(12.11)	(0.10)
Net income:
Basic	1,161.20	169.02	220.91	1.87
Diluted	1,157.83	168.88	220.86	1.87
Cash dividends declared per share:
Per share of common stock	60.00	60.00	60.00	0.51
Weighted average number of shares of common stock outstanding:
Basic	189,053	189,050	186,338
Diluted	189,604	189,204	186,382

Consolidated Statements of Stockholders’ Equity

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2003

(Yen in millions and U.S. dollars and shares in thousands—Note 2)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Note 15)	Accumulated Other Comprehensive Income (Note 15)	Treasury Stock (Notes 11)	Comprehensive Income
Balance, March 31, 2000 (189,075)	¥115,703	¥157,768	¥569,610	¥(35,518)	¥(9,113)
Net income for the year			219,529			¥219,529
Foreign currency translation adjustments				31,064		31,064
Net unrealized losses on securities—net of taxes of ¥11,016 (Note 4)				(15,213)		(15,213)
Reclassification adjustments for net losses on securities—net of taxes of ¥5 (Note 4)				(6)		(6)

Total comprehensive income for the year						¥235,374

Cash dividends			(11,342)
Purchase of treasury stock (119)					(1,849)
Reissuance of treasury stock (101)		415			1,017

Balance, March 31, 2001 (189,057)	115,703	158,183	777,797	(19,673)	(9,945)
Net income for the year			31,953			¥31,953
Foreign currency translation adjustments				20,445		20,445
Net unrealized losses on securities—net of taxes of ¥16,575 (Note 4)				(23,102)		(23,102)
Reclassification adjustments for net losses on securities—net of taxes of ¥0 (Note 4)				5		5
Cumulative effect of change in accounting principle for derivative financial instruments (Note 1)				(106)		(106)
Net unrealized losses on derivative financial instruments (Note 12)				(379)		(379)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				60		60

Total comprehensive income for the year						¥28,876

Cash dividends			(11,343)
Purchase of treasury stock (83)					(628)
Reissuance of treasury stock (68)		45			463

Balance, March 31, 2002 (189,042)	115,703	158,228	798,407	(22,750)	(10,110)
Net income for the year			41,165			¥41,165
Foreign currency translation adjustments				(20,578)		(20,578)
Minimum pension liability adjustment—net of taxes of ¥6,702 (Note 10)				(10,931)		(10,931)
Net unrealized losses on securities—net of taxes of ¥1,599 (Note 4)				(2,238)		(2,238)
Reclassification adjustments for net losses on securities—net of taxes of ¥150 (Note 4)				209		209
Net unrealized losses on derivative financial instruments (Note 12)				(146)		(146)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				240		240

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary (Note 11)		66

Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

Balance, March 31, 2002	$980,534	$1,340,915	$6,766,161	$(192,797)	$(85,678)
Net income for the year			348,856			$348,856
Foreign currency translation adjustments				(174,390)		(174,390)
Minimum pension liability adjustment—net of taxes of $56,797 (Note 10)				(92,635)		(92,635)
Net unrealized losses on securities—net of taxes of $13,551 (Note 4)				(18,966)		(18,966)
Reclassification adjustments for net losses on securities—net of taxes of $1,271 (Note 4)				1,771		1,771
Net unrealized losses on derivative financial instruments (Note 12)				(1,237)		(1,237)
Reclassification adjustments for net losses on derivative financial instruments (Note 12)				2,034		2,034

Total comprehensive income for the year						$65,433

Stock issuance for acquisition of a subsidiary		79,500
Cash dividends			(95,102)
Purchase of treasury stock					(356,059)
Reissuance of treasury stock		0			771
Stock option plan of a subsidiary (Note 11)		559

Balance, March 31, 2003	$980,534	$1,420,974	$7,019,915	$(476,220)	$(440,966)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Kyocera Corporation and Consolidated Subsidiaries

For the three years ended March 31, 2003

(Yen in millions and U.S. dollars in thousands—Note 2)

	2001	2002	2003	2003
Cash flows from operating activities:
Net income	¥219,529	¥31,953	¥41,165	$348,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,172	88,497	75,320	638,305
Provision for doubtful accounts	4,273	3,593	(2,060)	(17,458)
Losses on inventories	2,816	11,872	6,966	59,034
Deferred income taxes	58,476	(12,879)	(885)	(7,500)
Minority interests	20,206	299	(164)	(1,390)
Equity in earnings of affiliates and unconsolidated subsidiaries	(2,209)	(1,559)	(3,092)	(26,203)
Loss on devaluation of investment in an affiliate (Note 7)	—	—	5,159	43,720
Losses on devaluation of investment securities	587	5,771	2,883	24,432
Gain on stock issuance of an affiliate	(174,076)	—	—	—
Cumulative effect of change in accounting principle (Note 1, 7 and 8)	—	1,838	2,256	19,119
Foreign currency adjustments	(10,080)	(6,280)	5,139	43,551
Change in assets and liabilities:
Decrease (increase) in receivables	(56,147)	55,047	(948)	(8,034)
(Increase) decrease in inventories	(58,087)	40,443	11,067	93,788
(Increase) decrease in other current assets	(9,531)	4,683	1,128	9,559
(Decrease) increase in notes and accounts payable	45,124	(41,600)	13,247	112,263
(Decrease) increase in accrued income taxes	20,201	(37,923)	4,380	37,119
(Decrease) increase in other current liabilities	12,150	(4,424)	1,319	11,178
Increase (decrease) in other non-current liabilities	6,041	2,299	(1,259)	(10,670)
Other, net	(4,254)	(701)	(867)	(7,347)

Total adjustments	(70,338)	108,976	119,589	1,013,466

Net cash provided by operating activities	149,191	140,929	160,754	1,362,322

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(8,702)	(47,402)	(21,562)	(182,729)
Payments for purchases of held-to-maturity securities	(62,315)	(13,588)	(30,682)	(260,017)
Payments for purchases of investments and advances	(3,377)	(465)	(1,035)	(8,771)
Sales and maturities of available-for-sale securities	7,762	44,934	6,892	58,407
Maturities of held-to-maturity securities	20,995	38,697	27,458	232,695
Payments for purchases of property, plant and equipment	(103,132)	(59,031)	(40,481)	(343,059)
Proceeds from sales of property, plant and equipment	9,473	1,809	3,122	26,458
Payments for purchases of intangible assets	(6,535)	(10,669)	(6,620)	(56,102)
Acquisitions of businesses, net of cash acquired (Note 21)	368	(60)	4,058	34,390
Restricted cash	(3,986)	(6,959)	(1,477)	(12,517)
Other, net	(767)	1,596	1,815	15,381

Net cash used in investing activities	(150,216)	(51,138)	(58,512)	(495,864)

Cash flows from financing activities:
Increase (decrease) in short-term debt	33,717	(30,345)	(3,475)	(29,449)
Proceeds from issuance of long-term debt	30,129	60,043	1,568	13,288
Payments of long-term debt	(27,032)	(9,659)	(19,152)	(162,305)
Payments of liabilities deferred pursuant to the rehabilitation plan	(11,145)	(25,609)	—	—
Dividends paid	(12,325)	(12,773)	(12,382)	(104,932)
Purchase of treasury stock	(1,736)	(628)	(42,010)	(356,017)
Other, net	723	575	789	6,686

Net cash provided by (used in) financing activities	12,331	(18,396)	(74,662)	(632,729)

Effect of exchange rate changes on cash and cash equivalents	11,083	8,171	(10,169)	(86,178)

Net increase in cash and cash equivalents	22,389	79,566	17,411	147,551
Cash and cash equivalents at beginning of year	178,944	201,333	280,899	2,380,500

Cash and cash equivalents at end of year	¥201,333	¥280,899	¥298,310	$2,528,051

The accompanying notes are an integral part of these statements.

Notes to The Consolidated Financial Statements

Kyocera Corporation and Consolidated Subsidiaries

(Yen in millions and U.S. dollars and shares in thousands, except per share amounts—Note 2)

1. ACCOUNTING POLICIES:

Financial Statements Presentation:

The accounts of Kyocera Corporation (the “Company”) and its Japanese subsidiaries are generally maintained to conform with Japanese accounting practices. Adjustments, including the applicable income tax effects, which are not recorded in the Company’s books of account, have been made to the accompanying consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America. Such adjustments include principally: (1) accounting for investments in certain debt and equity securities; (2) derivative financial instruments; (3) accounting for pensions; (4) accounting for bonds with warrants; (5) equity method of accounting for investments in common stock; and (6) goodwill and other Intangible assets.

Basis of Consolidation and Accounting for Investments in Affiliated Companies:

The consolidated financial statements include the accounts of the Company and its significant subsidiaries (“Kyocera” as a consolidated group). All significant inter-company transactions and accounts are eliminated.

Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in earnings or losses of these companies, and records its investments at cost adjusted for such equity in earnings or losses.

Revenue Recognition:

Kyocera recognizes sales when title and risks have passed to customers, the sales prices are fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenue from Fine ceramics group, Electronic device group and Equipment group are recognized, principally upon delivery to customers. Revenue from direct financing leases is recognized over the term of the leases and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits, certificates of deposit and short-term commercial notes with original maturities of three months or less.

Translation of Foreign Currencies:

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

Allowances for doubtful accounts:

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral. The amounts of allowances for doubtful accounts will be affected if the financial condition of Kyocera’s customers worsens due to the deterioration of economic conditions in Japan or in Kyocera’s major overseas markets. Moreover, a decline in the fair value of assets pledged by Kyocera’s customers as collateral for Kyocera’s receivables will have a material effect on the amounts of allowances for doubtful accounts provided. The amounts of receivables and related allowance for doubtful accounts are charged off if the financial condition of Kyocera’s customer is assumed to be significantly deteriorated as a result of specific examination by management.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 61% and 51% of finished goods and work in process at March 31, 2002 and 2003, respectively, and by the first-in, first-out method for all other inventories.

Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

Property, Plant and Equipment and Depreciation:

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from the accounts.

Goodwill and Other Intangible Assets:

On April 1, 2002, Kyocera adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 (1) requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001, (2) provides specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) requires that unamortized deferred credit related to an excess over cost be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that the unamortized deferred credit related to an excess over cost arising from an investment that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Upon adoption of SFAS No. 141, Kyocera evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, Kyocera reassessed the useful lives and residual values of all existing intangible assets.

The principal estimated amortization for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

In addition, to the extent an intangible asset was identified as having an indefinite useful life, Kyocera tested the intangible asset for impairment in accordance with the provisions of SFAS No.142 at the beginning of the period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required Kyocera to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Kyocera identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit’s carrying amount exceeded its fair value, an indication existed that the reporting unit’s goodwill was impaired. In the second step, Kyocera compared the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The impairment loss is measured based on the amount by which the carrying amount exceeds the implied fair value of goodwill.

Impairment of long-lived assets

At least annually, although in some cases more often if events or changes in circumstances require such a review, Kyocera reviews the recoverability of the carrying value of its long-lived assets and intangible assets with definite useful lives. The carrying value of a long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

Derivative Financial Instruments:

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency swaps, foreign currency forward contracts, interest rate swaps and interest rate options. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Effective April 1, 2001, Kyocera adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133.” Upon the adoption of SFAS No. 133, all derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designated certain interest rate swaps and interest rate options as cash flow hedges under SFAS No. 133. Foreign currency swaps and foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of all foreign currency swaps and foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

In accordance with the transition provisions of SFAS No. 133, on April 1, 2001, Kyocera recorded a one-time and non-cash unrealized loss of ¥106, net of taxes, in accumulated other comprehensive income to recognize derivatives that are designated as cash flow hedges and qualify for hedge accounting. Kyocera also recorded a one-time and non-cash realized loss of ¥1,838, net of taxes, in the consolidated statement of income as a cumulative effect of change in accounting principle to record those derivatives that are designated as cash flow hedges, but not qualified for hedge accounting (loss of ¥1,518) and are designated as cash flow hedges, but for which hedge accounting was not adopted (loss of ¥320).

Earnings and Cash Dividends per Share:

Earnings per share is computed based on SFAS No. 128, “Earnings per Share.”

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all options and warrants were exercised and resulted in the issuance of common stock.

Cash dividends per share is those declared with respect to the earnings for the respective periods for which dividends were proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

Research and Development Expenses and Advertising Expenses:

Research and development expenses and advertising expenses are charged to operations as incurred.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards:

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. This statement is effective for fiscal years beginning after June 15, 2002. Kyocera does not expect that the adoption of SFAS No. 143 will have a material impact on Kyocera’s financial position or results of operations.

In July 2002, FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses the accounting and reporting of costs associated with exit and disposal activities, including restructuring activities that were accounted for pursuant to the guidance in Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. This statement was effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No.00- 21 provides guidance on how to account for arrangement that involve the delivery or performance of multiple products, services and/or right to use assets. EITF 00-21 is effective for fiscal periods beginning after June 15, 2003. Kyocera does not expect that the adoption of EITF 00-21 will not material impact on Kyocera’s consolidated results of operations and financial position.

In November 2002, FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the required disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provision of this interpretation were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation were effective for financial statements of interim or annual reports ended after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on Kyocera’s consolidated results of operations and financial position.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock Based Compensation,” and provides alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. The transition provisions of SFAS No. 148 are currently not applicable to Kyocera as it continues to adopt the intrinsic value based method of accounting for stock options. In addition, SFAS No. 148 requires more frequent disclosure of the effects of an entity’s accounting policy with respect to stock-based compensation. Annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and Kyocera adopted the annual disclosure provisions of SFAS No. 148 in the financial statements for the year ended March 31, 2003.

In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” defines what these variable interest entities are and provides guidelines on how to identity them and also on how an enterprise should assess its interests in a variable interest entity to decide whether to consolidate that entity. Generally, FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For existing variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the provision of this interpretation will apply no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Currently, Kyocera does not have any material variable interest entities and the adoption of FIN No. 46 does not have a significant impact on Kyocera’s consolidated results of operations and financial position.

In January 2003, EITF released Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” EITF Issue No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employee Pension Fund plan (EPF) which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law (JWPIL). EITF Issue No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy and a proportionate amount of net unrecognized gain or loss related to the entire EPF would be recognized as a settlement gain or loss. As a result of enactment of the “Defined Benefit Corporate Pension Plan Law,” the Company and its certain domestic subsidiaries were approved by the Ministry of the Health, Labor and Welfare in Japan for an exemption from the obligation for benefits related to future employee service under the substitutional portion in fiscal 2003. They also plan to submit another applications for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After their applications are approved by the government, the remaining benefit obligation of the substitutional portions (that amount earned by past services) as well as the related government-specified portions of the plan assets of the EPF will be transferred to the government. Gain related to this separation process shall be recognized upon completion of the transfer to the government of the substitutional portions of the benefit obligations and related plan assets. The Company and its subsidiaries have not yet decided the dates of the completion. Kyocera estimates the special gains of approximately ¥15,700 ($133,051) will be recognized if the transfers are completed by March 31, 2004. Actual results could differ from this estimation.

In April 2003, FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company will be required to adopt SFAS No.149 for contracts entered into or modified after June 30, 2003 except for certain items related to the implementation provisions of SFAS No. 133. The adoption of SFAS No. 149 requires prospective adoption and is not expected to have a material affect on the Kyocera’s consolidated results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Currently, the adoption of SFAS No. 150 will not have material impact on Kyocera’s consolidated results of operations and financial position.

2. DOLLAR AMOUNTS:

The consolidated financial statements presented herein are expressed in the Japanese yen, and, solely for the convenience of the readers, have been translated into the U.S. dollar for 2003 at the rate of ¥118=US$1, the rate prevailing on March 31, 2003. This translation should not be construed as a representation that the yen amounts shown could be so converted into the U.S. dollar at ¥118=US$1 or at any other rate.

3. INVESTMENT IN KYOCERA CHEMICAL CORPORATION:

On May 16, 2002, the Board of Directors of the Company and Toshiba Chemical Corporation, which manufactures and sells electronic parts and materials, decided that the Company would make Toshiba Chemical Corporation a wholly-owned subsidiary of the Company through stock swap in order to reinforce the business of electronic parts and materials held by Toshiba Chemical Corporation and Fine ceramics group, Electronic device group, and other divisions of Kyocera. The Company and Toshiba Chemical Corporation made an agreement of stock swap in which 0.022 shares of the Company would be allocated to one share of Toshiba Chemical Corporation. On August 1, 2002, the Company issued 990,990 shares of common stock of the Company for this stock swap and Toshiba Chemical Corporation was renamed as Kyocera Chemical Corporation (KCC). Operating results of KCC and its consolidated subsidiaries were included in Kyocera’s consolidated results of operations from the date of the stock swap. Condensed balance sheets of KCC on August 1, 2002 are as follows:

	August 1, 2002
Current assets	¥16,400	$138,983
Non-current assets	18,944	160,542

	¥35,344	$299,525

Current liabilities	¥13,207	$111,924
Non-current liabilities	9,154	77,576

Total liabilities	22,361	189,500

Minority interests in subsidiaries	223	1,890

Total stockholders’ equity	12,760	108,135

	¥35,344	$299,525

On August 1, 2002, the estimated fair value of net assets for KCC and its subsidiaries was ¥12,760 ($108,136), and it was larger than the purchase price of ¥9,431 ($79,924), which was calculated based on the average stock price of KCC during a few days before and after the date the Company and Toshiba Chemical Corporation reached an agreement on the stock swap. The excess of the fair value of net assets over the purchase price was ¥3,329 ($28,212), which resulted in a write down of non-current assets to the extent of the excess of the fair value over the cost.

The following are the unaudited pro forma combined results of operations of Kyocera for the years ended March 31, 2002 and 2003, as if the investment in KCC had taken place at the beginning of respective periods.

The results of operations for KCC and its subsidiaries before the investment, which were included in the pro forma combined results, were prepared in accordance with accounting principles generally accepted in Japan and contained an expense for restructual reforms of ¥3,534 and a valuation loss for deferred tax assets of ¥3,635 as one-off charges for the year ended March 31,2002.

The unaudited pro forma combined results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Years ended March 31,
	2002	2003	2003
Pro forma net sales	¥1,065,535	¥1,079,605	$9,149,195
Pro forma net income	20,618	39,201	332,212

Pro forma net income per share: *
basic	¥108.49	¥210.00	$1.78
diluted	108.41	209.95	1.78

*	The number of shares used to compute pro forma basic and diluted net income per share for the respective period includes the 990,990 shares issued for KCC as if the shares were issued at the beginning of the respective periods.

4. INVESTMENTS IN DEBT AND EQUITY SECURITIES:

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. In gross unrealized losses on equity securities, ¥48,598 ($411,847) was derived from a decline in the market value of the shares of KDDI Corporation (KDDI) held by the Company.

Kyocera evaluates whether the declines in fair value of debt and equity securities with readily determinable fair values are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Other-than-temporary loss on debt and equity securities with readily determinable fair values for the years ended March 31, 2001, 2002 and 2003 amounted to ¥471, ¥5,061 and ¥2,717 ($23,025), respectively.

Investments in debt and equity securities at March 31, 2002 and 2003, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	March 31,
	2002				2003
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	¥28,127	¥27,838	¥19	¥308	¥29,754	¥29,610	¥6	¥150
Other debt securities	24,056	21,821	4	2,239	36,927	32,566	4	4,365
Equity securities	262,039	216,100	6,163	52,102	259,942	212,902	2,671	49,711

Total available-for-sale securities	314,222	265,759	6,186	54,649	326,623	275,078	2,681	54,226

Held-to-maturity securities:
Corporate debt securities	31,091	30,626	1	466	19,240	19,190	0	50
Other debt securities	12,591	12,568	4	27	25,276	25,327	51	0

Total held-to-maturity securities	43,682	43,194	5	493	44,516	44,517	51	50

Total investments in debt and equity securities	¥357,904	¥308,953	¥6,191	¥55,142	¥371,139	¥319,595	¥2,732	¥54,276

	March 31, 2003
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:
Corporate debt securities	$252,153	$250,932	$51	$1,272
Other debt securities	312,941	275,983	34	36,992
Equity securities	2,202,898	1,804,254	22,635	421,279

Total available-for-sale securities	2,767,992	2,331,169	22,720	459,543

Held-to-maturity securities:
Corporate debt securities	163,051	162,627	0	424
Other debt securities	214,203	214,636	433	0

Total held-to-maturity securities	377,254	377,263	433	424

Total investments in debt and equity securities	$3,145,246	$2,708,432	$23,153	$459,967

*	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

At March 31, 2003, the contractual maturities of available-for-sale and held-to-maturity securities are summarized as follows:

	March 31, 2003
	Available-for-Sale		Held-to-Maturity		Available-for-Sale		Held-to-Maturity
	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value	Cost	Aggregate Fair Value
Due within 1 year	¥20,005	¥19,985	¥14,650	¥14,633	$169,534	$169,364	$124,152	$124,009
Due after 1 year to 5 years	23,622	23,497	29,866	29,884	200,187	199,127	253,102	253,254
Due after 5 years	23,054	18,694	—	—	195,373	158,424	—	—
Equity securities	259,942	212,902	—	—	2,202,898	1,804,254	—	—

	¥326,623	¥275,078	¥44,516	¥44,517	$2,767,992	$2,331,169	$377,254	$377,263

Proceeds from sales of available-for-sale securities and the related gross realized gains and losses for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Years ended March 31,
	2001	2002	2003	2003
Proceeds from sales of available-for-sale securities	¥1,000	¥8,589	¥13	$110
Gross realized gains	—	402	4	34
Gross realized losses	—	198	4	34

For the purpose of computing gains and losses, the cost of those securities is determined by the moving average method.

5. FINANCE RECEIVABLES:

Finance receivables at March 31, 2002 and 2003 consist of the following:

	March 31,
	2002	2003	2003
Investments in financing leases (a):
Minimum lease payments receivable	¥11,714	¥9,299	$78,805
Unearned lease income	(981)	(761)	(6,449)

	10,733	8,538	72,356
Less—allowance for doubtful accounts (c)	(407)	(371)	(3,144)

	10,326	8,167	69,212
Less—current portion	(4,388)	(3,579)	(30,331)

	¥5,938	¥4,588	$38,881

Other finance receivables (b)	207,743	197,942	1,677,475
Less—allowance for doubtful accounts (c)	(51,383)	(49,207)	(417,009)

	156,360	148,735	1,260,466
Less—current portion	(78,553)	(27,595)	(233,855)

	¥77,807	¥121,140	$1,026,611

	¥83,745	¥125,728	$1,065,492

(a)	Investments in financing leases consist primarily of direct financing leases of telecommunication equipment and information systems. Future minimum lease payments to be received for each of the five fiscal years and thereafter are as follows:

Years ending March 31,
2004	¥3,979	$33,720
2005	2,444	20,712
2006	1,754	14,864
2007	794	6,729
2008	310	2,627
2009 and thereafter	18	153

	¥9,299	$78,805

(b)	Other finance receivables consist primarily of installment loans to affiliates and other parties.

Investments in loans of ¥21,020 and ¥17,769 ($150,585) at March 31, 2002 and 2003 are considered to be impaired, for which valuation allowances at March 31, 2002 and 2003 are provided of ¥15,951 and ¥14,128 ($119,729), respectively, calculated under SFAS No.114, “Accounting by Creditors for Impairment Loan” and included in allowances for doubtful accounts.

The average recorded investments in impaired loans for the years ended March 31, 2002 and 2003 are ¥24,461 and ¥19,174 ($162,492), respectively. The related recognized interest income for the years ended March 31, 2002 and 2003 are ¥129 and ¥83 ($703), respectively.

The principal amount of the loan on which interest income is no longer accrued at March 31, 2002 and 2003 are ¥47,721 and ¥46,323 ($392,568), respectively. The loan, on which the collection of the principal is past due ninetydays or more and on which interest income is still accrued, at March 31, 2002 and 2003 are ¥1,893 and ¥404 ($3,424), respectively.

(c)	Changes in allowances for doubtful accounts on finance receivables are as follows:

	2001	2002	2003	2003
Beginning balance	¥56,222	¥53,635	¥51,790	$438,898
Provision charged to income	3,614	1,096	927	7,856
Charge-offs	(6,201)	(2,941)	(3,139)	(26,601)

Ending balance	¥53,635	¥51,790	¥49,578	$420,153

6. INVENTORIES:

Inventories at March 31, 2002 and 2003 are as follows:

	2002	2003	2003
Finished goods	¥103,070	¥83,163	$704,771
Work in process	40,196	41,899	355,076
Raw materials and supplies	62,540	58,094	492,322

	¥205,806	¥183,156	$1,552,169

7. INVESTMENTS IN AND ADVANCES TO AFFILIATES:

The Company owns a 28.09% interest in Kinseki, Ltd (Kinseki)., a major manufacturer of crystal related components, a 27.48% interest in SK TELETECH CO., LTD., a manufacturer of communication equipment device and a 36.02% interest in Taito Corporation (Taito), which operates in the electronic amusement business.

On December 5, 2002, the company acquired an additional 50,000 Kinseki. As a result of the acquisition, the Company’s equity interest in Kinseki increased from 27.95% to 28.09%.

The difference between investment and equity of net asset to Kinseki was ¥5,159 ($43,720) at March 31, 2003.

The Company recognized losses on devaluation of investment in Kinseki, amounting ¥5,159 ($43,720) due to a substantial fall in its market value in fiscal 2003.

At March 31, 2002, the unamortized excess of the Company’s equity in the underlying net assets of Taito over its investments was ¥919. Upon adoption of SFAS No. 141, Kyocera wrote off ¥919 ($7,788) of unamortized deferred credit related to an excess over cost arising from its investment in Taito that was accounted for by the equity method as a cumulative effect of change in accounting principle in the first half of fiscal 2003.

Summarized financial information concerning affiliates, accounted for by the equity method is as follows:

	March 31,
	2002	2003	2003
Current assets	¥81,415	¥87,420	$740,848
Non-current assets	69,642	64,239	544,398

Total assets	¥151,057	¥151,659	$1,285,246

Current liabilities	¥44,653	¥38,400	$325,424
Non-current liabilities	14,888	14,226	120,559

Total liabilities	¥59,541	¥52,626	$445,983

Kyocera’s investments in and advances to affiliates	¥26,206	¥24,285	$205,805
Kyocera’s trade receivables from affiliates	679	832	7,051

	Years ended March 31,
	2001	2002	2003	2003
Net sales	¥990,110	¥135,332	¥163,024	$1,381,559
Profit from operations	52,989	4,898	13,983	118,500
Net income	9,695	82	8,360	70,847
Kyocera’s equity in earnings of affiliates	1,748	1,284	2,833	24,008
Kyocera’s sales to affiliates	53,808	2,387	3,080	26,102

The aggregate market value of investments in those listed affiliates at March 31, 2002 and 2003 was ¥24,312 and ¥15,206 ($128,864), respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS:

On April 1, 2002, Kyocera adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (See Note 1 regarding the procedure of SFAS No. 142).

Intangible assets subject to amortization and Intangible assets having an identifiable life are summarized as follows:

	March 31,
	2002		2003		2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patent rights	¥23,362	¥12,906	¥24,044	¥13,114	$203,763	$111,136
Software	7,919	4,764	8,652	6,008	73,322	50,915
Other	3,700	1,322	3,111	1,891	26,364	16,025

Total	¥34,981	¥18,992	¥35,807	¥21,013	$303,449	$178,076

The carrying amount of intangible assets having an identifiable life at March 31, 2002 and 2003 was ¥213 and ¥274 ($2,322), respectively.

As a result of reassessment of the useful life of intangible assets required by SFAS No. 142, Kyocera determined that there were no intangible assets which will no longer be amortized. Intangible assets acquired during the year ended March 31, 2003 totaled ¥9,865 ($83,602) and primarily consist of Patent rights of ¥7,645 ($64,788) and Software of ¥1,875 ($15,890).

The weighted average amortization period for Patent rights and Software are 5 years and 4 years, respectively.

Total amortization of intangible assets during FY 2003 amounted to ¥10,332 ($87,559).

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31,
2004	¥7,020	$59,492
2005	3,886	32,932
2006	1,467	12,432
2007	815	6,907
2008	400	3,390

The changes in the carrying amounts of goodwill by operating segment for the years ended March 31, 2002 and 2003 are as follows:

	Fine ceramics group	Electric device group	Equipment group	Others	Total
Balance at March 31, 2001	¥11,085	¥19,915	¥833	¥—	¥31,833
Goodwill acquired during year	—	—	841	192	1,033
Amortization of goodwill	(587)	(1,978)	(163)	—	(2,728)
Translation adjustments and reclassification to other accounts	685	605	(671)	—	619

Balance at March 31, 2002	11,183	18,542	840	192	30,757
Goodwill acquired during year	—	—	115	5	120
Impairment of goodwill	(3,175)	—	—	—	(3,175)
Translation adjustments and reclassification to other accounts	(933)	(768)	(298)	—	(1,999)

Balance at March 31, 2003	¥7,075	¥17,774	¥657	¥197	¥25,703

Balance at March 31, 2002	$94,771	$157,135	$7,119	$1,627	$260,652
Goodwill acquired during year	—	—	975	42	1,017
Impairment of goodwill	(26,907)	—	—	—	(26,907)
Translation adjustments and reclassification to other accounts	(7,907)	(6,508)	(2,525)	—	(16,940)

Balance at March 31, 2003	$59,957	$150,627	$5,569	$1,669	$217,822

In the first half of fiscal 2003, Kyocera completed an impairment review of its goodwill, which indicated that there was an impairment loss on goodwill related to the acquisition of Kyocera Tycom Corporation and its consolidated subsidiaries (KTC), which manufactures and supplies micro drills for the IT industry, from the initial application of these statements. The impairment loss of ¥3,175 ($26,907) has been recorded as a cumulative effect of change in accounting principle. Kyocera, with the assistance of a third party appraiser, arrived at the implied fair value of goodwill using a discounted cash flow methodology taking into account sluggishness in KTC’s markets. Kyocera also reviewed goodwill and other intangible assets for impairment in the forth quarter of fiscal 2003 and no impairment loss was recognized.

Prior to the adoption of SFAS No. 142, accumulated amortization for goodwill at March 31, 2002 amounted to ¥22,276.

Amounts previously reported for income before cumulative effect of change in accounting principle and net income and basic and diluted earnings per share (EPS) for the years ended March 31, 2001 and 2002 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and deferred credit under the equity method as follows:

	Years ended March 31,
	2001	2002
Reported income before cumulative effect of change in accounting principle	¥219,529	¥33,791
Adjustment:
Goodwill amortization	2,459	2,728
Amortization of deferred credit under the equity method	(131)	(263)

Adjusted income before cumulative effect of change in accounting principle	¥221,857	¥36,256

Reported net income	¥219,529	¥31,953
Adjustment:
Goodwill amortization	2,459	2,728
Amortization of deferred credit under the equity method	(131)	(263)

Adjusted net income	¥221,857	¥34,418

Per share data:

Income before cumulative effect of change in accounting principle:

Reported basic EPS	¥1,161.20	¥178.74
Adjustment:
Goodwill amortization	13.01	14.43
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted basic EPS	¥1,173.52	¥191.78

Reported diluted EPS	¥1,157.83	¥178.59
Adjustment:
Goodwill amortization	12.97	14.42
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted diluted EPS	¥1,170.11	¥191.62

Net income:

Reported basic EPS	¥1,161.20	¥169.02
Adjustment:
Goodwill amortization	13.01	14.43
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted basic EPS	¥1,173.52	¥182.06

Reported diluted EPS	¥1,157.83	¥168.88
Adjustment:
Goodwill amortization	12.97	14.42
Amortization of deferred credit under the equity method	(0.69)	(1.39)

Adjusted diluted EPS	¥1,170.11	¥181.91

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings at March 31, 2002 and 2003 are comprised of the following:

Loans, principally from banks with average interest rate of 0.93% and 0.94% at March 31, 2002 and 2003, respectively.

	2002	2003	2003
Secured	¥19,745	¥5,800	$49,152
Unsecured	87,135	102,086	865,136

	¥106,880	¥107,886	$914,288

Long-term debt at March 31, 2002 and 2003 are comprised of the following:

Loans, principally from banks with interest ranging from 0.54% to 13.85% and from 0.55% to 7.50% at March 31, 2002 and 2003, respectively.

	2002	2003	2003
Secured	¥24,840	¥14,814	$125,542
Unsecured	84,417	76,120	645,085

	109,257	90,934	770,627
Less, portion due within one year	(12,401)	(30,198)	(255,915)

	¥96,856	¥60,736	$514,712

Aggregate maturities of long-term debt at March 31, 2003 are as follows:

Years ending March 31,
2005	¥43,222	$366,288
2006	3,260	27,627
2007	5,260	44,576
2008	2,571	21,788
2009 and thereafter	6,423	54,433

	¥60,736	$514,712

Kyocera’s assets pledged as collateral for short-term borrowings and long-term debt at March 31, 2002 and 2003, are summarized as follows:

	2002	2003	2003
Trade receivables	¥33,111	¥7,716	$65,390
Finance receivables	28,651	23,588	199,898
Inventories	23,334	9,254	78,424
Property and equipment, net of accumulated depreciation	16,498	12,444	105,458
Others	12,912	5,958	50,491

	¥114,506	¥58,960	$499,661

10. BENEFIT PLANS:

Domestic:

The Company and certain subsidiaries have adopted Employee Pension Fund (“EPF”), which was established pursuant to the Japanese Welfare Pension Insurance Law (“JWPIL”). Benefits under the EPF generally are based on the current rate of base salary, employee’s position, length of service and conditions under which the termination occurs. In accordance with the JWPIL, a portion of the government’s social security pension program, under which the employer and employee contribute an equal amount, is contracted out to the Company (substitutional portion). The Company and certain subsidiaries add to it its own non-contributory pension plan (corporate portion). The combined pension plan is managed and operated by banks, which act as the trustees.

Kyocera is currently conducting a provision to transfer of its substitutional portion of an EPF to the Japanese government. Detailed information about this provision and its effect on kyocera’s financial position and results of operations is described in Notes 1 on page 39.

Kyocera’s funding policy is to contribute annually the amount that is required by applicable laws and regulations.

In February 2002, the Company decided to revise the qualification age for pensioners, effective April 2002. This amendment reduced the projected benefit obligation of the pension plans for the Company. This effect of the reduction in the projected benefit obligation has been reflected as a prior service cost not yet recognized.

The unfunded plans of certain domestic consolidated subsidiaries have been excluded, as they are not material.

Kyocera, with respect to directors and corporate auditors, provides for lump-sum severance benefits.

While Kyocera has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or a corporate auditor upon retirement. An annual provision is made in the accounts for the estimated cost of this termination plan, which is not funded.

	March 31,
	2002	2003	2003
Change in benefit obligations:
Benefit obligation at beginning of year	¥167,452	¥159,504	$1,351,729
Increase by acquisition of subsidiaries	—	18,372	155,695
Service cost	10,233	9,450	80,085
Interest cost	4,933	4,294	36,390
Plan participants’ contributions	1,440	974	8,254
Amendment	(7,858)	(76)	(644)
Actuarial (gain) loss	(14,314)	21,895	185,551
Benefits paid	(2,382)	(3,444)	(29,187)

Benefit obligation at end of year	159,504	210,969	1,787,873
Change in plan assets:
Fair value of plan assets at beginning of year	97,944	100,675	853,178
Increase by acquisition of subsidiaries	—	9,289	78,720
Actual return on plan assets	(6,266)	(1,716)	(14,542)
Employer contribution	9,873	13,732	116,373
Plan participants’ contributions	1,440	974	8,254
Benefits paid	(2,316)	(3,197)	(27,093)

Fair value of plan assets at end of year	100,675	119,757	1,014,890

Funded status	(58,829)	(91,212)	(772,983)
Unrecognized net loss	46,456	70,544	597,830
Prior service cost not yet recognized	(34,213)	(32,406)	(274,627)
Unrecognized net transition obligation	2,902	1,959	16,602

Net amount recognized	¥(43,684)	¥(51,115)	$(433,178)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	(43,684)	(65,853)	(558,076)
Accumulated other comprehensive income	—	14,738	124,898

Net amount recognized	¥(43,684)	¥(51,115)	$(433,178)

	Years ended March 31,
	2001	2002	2003	2003
Net pension cost includes the following components:
Service cost	¥11,359	¥10,233	¥9,450	$80,085
Interest cost	5,294	4,933	4,294	36,390
Expected return on plan assets	(4,219)	(4,393)	(1,763)	(14,941)
Amortization of transition obligation	943	943	943	7,991
Amortization of prior service cost	171	(1,441)	(1,882)	(15,949)
Recognized actuarial loss	872	2,016	1,287	10,907

Net periodic pension cost	¥14,420	¥12,291	¥12,329	$104,483

Assumptions used in the accounting are:
Discount rate	2.5%-3.0%	2.5%	2.0%
Rate of increase in compensation levels:	3.0%-4.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.5%-4.5%	3.5%-4.5%	1.3%-4.0%

Foreign:

a. Pension plans

Kyocera International, Inc. and its consolidated subsidiaries (KII) and AVX Corporation and its cosolidated subsidiaries (AVX), which are both consolidated U.S. subsidiaries of the Company, maintain non-contributory defined benefit pension plans in the U.S. and contributory defined benefit pension plans outside the U.S. The KII plan covers substantially all full-time employees in the United States, of which benefits are based on years of service and the employees’ average compensation. The AVX plans provide a flat benefit formula to the U.S. employees covered under collective bargaining agreements and a percentage of final pay benefit formula for European salaried employees and certain hourly paid employees. Funding policies for these plans are to contribute the statutory required amounts to appropriate trust or governmental funds.

The following table sets forth the funded status of the KII and AVX plans:

	March 31,
	2002	2003	2003
Change in benefit obligations:
Benefit obligation at beginning of year	¥16,027	¥17,436	$147,763
Service cost	594	560	4,746
Interest cost	1,022	1,081	9,161
Plan participants’ contributions	81	80	678
Actuarial (gain) loss	(130)	1,856	15,729
Benefits paid	(737)	(698)	(5,915)
Plan amendment	15	—	—
Foreign exchange adjustment	564	(1,457)	(12,348)

Benefit obligation at end of year	17,436	18,858	159,814
Change in plan assets:
Fair value of plan assets at beginning of year	17,150	16,468	139,559
Actual return on plan assets	(944)	(2,134)	(18,085)
Employer contribution	379	995	8,432
Plan participants’ contributions	81	80	678
Benefits paid	(737)	(612)	(5,186)
Other expenses	—	(88)	(746)
Foreign exchange adjustment	539	(1,296)	(10,983)

Fair value of plan assets at end of year	16,468	13,413	113,669

Funded status	(968)	(5,445)	(46,145)
Unrecognized net loss	83	5,011	42,466
Prior service cost not yet recognized	49	40	339

Net amount recognized	¥(836)	¥(394)	$(3,340)

Amounts recognized in the statements of financial position consist of:
Accrued benefit liability	¥(836)	¥(4,031)	$(34,161)
Intangible assets	—	49	415
Accumulated other comprehensive income	—	3,588	30,406

Net amount recognized	¥(836)	¥(394)	$(3,340)

	Years ended March 31,
	2001	2002	2003	2003
Net pension cost includes the following components:
Service cost	¥437	¥594	¥560	$4,746
Interest cost	912	1,022	1,081	9,161
Expected return on plan assets	(1,289)	(1,306)	(1,179)	(9,991)
Amortization of transition obligation	(6)	(4)	—	—
Amortization of prior service cost	1	(1)	7	59
Recognized actuarial gain	(137)	(58)	60	508

Net periodic pension cost	¥(82)	¥247	¥529	$4,483

Assumptions used in the accounting:
Discount rate	6.00-7.75%	6.00%-7.30%	5.75%-6.75%
Rate of increase in compensation levels	2.50-4.50%	3.00%-4.50%	1.50%-4.50%
Expected long-term rate of return on plan assets	6.50-9.00%	7.00%-9.00%	7.50%-8.50%

b. Savings plans

KII and AVX maintain retirement savings plans which allow eligible U.S. employees to defer part of their annual compensation. AVX also maintains a non-qualified deferred compensation program which permits key employees to annually elect to defer a portion of their compensation until retirement.

Contributions to the plans for the years ended March 31, 2001, 2002 and 2003 were ¥1,286, ¥1,255 and ¥1,099 ($9,314), respectively.

11. STOCK OPTIONS PLANS:

Domestic:

The Company provides all directors and certain key employees of the Company with stock option plans. Under the plans, they were granted options to purchase the Company’s shares of common stock at a price determined by multiplying by 1.1 the average market price of the Company’s common stock in previous month of the date of the grant. The options granted in 2000 and 2001 vest equally and are exercisable over 4 years. The options granted in 2002 vest equally and are exercisable over 2 years. The options granted in 2003 vest and are exercisable over 1 year. As of March 31, 2003, the Company reserved 1,342,600 shares of its common stock for the plan.

The following table summarizes information on stock option plans for the years ended March 31, 2001, 2002 and 2003:

	Number of Options	Weighted Average	Exercise Price
Balance, March 31, 2000	1,243,600	¥8,029

Granted	76,800	18,900
Exercised	(52,300)	8,029
Canceled	(19,500)	8,029

Balance, March 31, 2001	1,248,600	8,698

Granted	59,200	9,470
Exercised	(29,400)	8,029
Canceled	(26,100)	8,029

Balance, March 31, 2002	1,252,300	8,764

Granted	143,600	9,290	$78.73
Exercised	(10,700)	8,029	68.04
Canceled	(42,600)	8,598	72.86

Balance, March 31, 2003	1,342,600	8,831	74.84

Weighted average contractual life 0.5 years	1,267,000	¥8,230	$69.75
Weighted average contractual life 1.5 years	75,600	18,900	160.17

Exercisable options:
March 31, 2001
Exercise price ¥8,029	542,600	¥8,029
Exercise price ¥18,900	19,200	18,900

Total options	561,800	8,401

March 31, 2002
Exercise price ¥8,029 and ¥9,470	842,600	8,080
Exercise price ¥18,900	38,400	18,900

Total options	881,000	8,551

March 31, 2003
Exercise price ¥8,029, ¥9,470 and ¥9,290	1,267,000	8,230	$69.75
Exercise price ¥18,900	56,700	18,900	160.17

Total options	1,323,700	8,687	73.62

The fair value of options at the date of grant for the years ended 2001, 2002 and 2003 were calculated using the Black Scholes model with the following assumptions:

	Years ended March 31,
	2001	2002	2003	2003
Fair value	¥4,884	¥1,835	¥1,294	$10.97
Interest rate	0.997%	0.068%	0.005%
Expected life	4 years	2 years	1 year
Volatility	31.791%	52.540%	51.970%
Expected dividends	0.317%	0.749%	0.738%

Foreign:

AVX has two stock option plans. Under the 1995 stock option plan, as amended, AVX may grant options to employees for the purchase of up to an aggregate of 9,300,000 shares of common stock. Under the Non-Employee Directors’ stock option plan, as amended, AVX may grant options to non-employee directors for the purchase of up to an aggregate of 650,000 shares of common stock. Under both plans, the exercise price of each option shall not be less than the market price of AVX’s stock on the date of grant and with a maximum term of 10 years. The options granted under the 1995 stock option plan vest as to 25% annually and options granted under the Non-Employee Directors’ stock option plan vest as to one third annually.

The following table summarizes the transactions of AVX’s stock option plans for the years ended March 31, 2001, 2002 and 2003:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2000	3,504,528	$9.61

Granted	1,367,500	23.84
Exercised	(757,234)	10.51
Canceled	(64,400)	11.46

Balance, March 31, 2001	4,050,394	14.22

Granted	120,000	22.23
Exercised	(562,794)	9.10
Canceled	(87,000)	18.47

Balance, March 31, 2002	3,520,600	15.20

Granted	915,655	15.86
Exercised	(141,700)	9.01
Canceled	(54,700)	20.70

Balance, March 31, 2003	4,239,855	15.48

Price range $15.44 to $29.30 (weighted average contractual life 7.8 years)	1,947,900	$22.25
Price range $7.50 to $13.00 (weighted average contractual life 5.5 years)	2,291,955	9.73
Exercisable options:
March 31, 2001	1,458,594	$10.05
March 31, 2002	1,888,825	12.31
March 31, 2003	2,459,650	13.65

The calculated for fair value at the date of grant for each option granted during the years ended March 31, 2001, 2002 and 2003 was $8.95 to $17.24, $10.91 and $5.00 to $9.18, respectively. The fair value of options at the date of grant was calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2001	2002	2003
Interest rate	6.6%	6.6%	2.34-3.9%
Expected life	5 years	4 years	4 years
Volatility	57-65%	60%	60%
Expected dividends	0.47-0.82%	0.92%	0.71-1.39%

Kyocera Wireless Corporation and its consolidated subsidiaries (KWC) provide all key employees with stock options. The options become vested gradually over a four-year period provided participants remain a KWC employee. The exercise price shall not be less than 85% of the fair market value of the common stock at the time the option is granted, and the grant has a maximum term of 10 years. Since KWC is not traded on any stock exchange, the KWC Board is responsible for determining the fair market value using reasonable means. KWC may grant options to all key employees for the purchase of up to an aggregate of 3,800,000 shares of common stock. For the year ended March 31, 2003, KWC recognized compensation expense of ¥50($424)—net of taxes of ¥35($297) for its variable stock option plan, under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.”

The following table summarizes information on the stock option plan for the years ended March 31, 2001, 2002 and 2003:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2000	—	$—

Granted	417,025	2.18
Exercised	—	—
Canceled	(3,575)	2.18

Balance, March 31, 2001	413,450	2.18

Granted	464,400	2.97
Exercised	—	—
Canceled	(45,807)	2.39

Balance, March 31, 2002	832,043	2.61

Granted	2,555,875	2.41
Exercised	—	—
Canceled	(58,815)	2.67

Balance, March 31, 2003	3,329,103	2.46

Price range $2.18 to $3.45 (weighted average contractual life 9.4 years)	3,329,103	2.46
Exercisable options:
March 31, 2001	71,296	2.18
March 31, 2002	210,939	2.32
March 31, 2003	1,767,183	2.31

The fair value of options at the date of grant for the years ended 2001, 2002 and 2003 were calculated using the Black Scholes model with the following weighted average assumptions:

	Years ended March 31,
	2001	2002	2003
Fair value	$1.03	$2.26	$1.68
Interest rate	5.8%	4.5%	3.4%
Expected life	5 years	5 years	5 years
Volatility	45%	45%	45%
Expected dividends	—	—	—

Pro forma fair value information:

SFAS No. 123 “Accounting for Stock-Based Compensation” allows a company to record compensation expense for stock-based compensation plans at fair value or provide pro forma disclosures. Kyocera has chosen to continue to account for stock-based compensation using the method, APB No. 25, under which no compensation expense for fixed stock options granted at or above fair market value is recognized. Accordingly, no compensation expense has been recognized by the Company and AVX. KWC recognized ¥50 ($424)—net of taxes of ¥35 ($297) in the Consolidated Statements of Income, as compensation expense under APB No. 25, because KWC has a variable stock option plan. Had compensation expense for Kyocera’s stock options been recognized based on the grant dates under the methodology prescribed by SFAS No. 123, Kyocera’s net income and earnings per share for the years ended March 31, 2001, 2002 and 2003 would have been impacted as shown in the following table:

	Years ended March 31,
	2001	2002	2003	2003
Income before cumulative effect of change in accounting principle, as reported	¥219,529	¥33,791	¥43,421	$367,975
Add : Stock-based employee compensation expense included in reported Income before cumulative effect of change in accounting principle—net of taxes	—	—	50	424
Deduct : Total stock-based employee compensation expense determined under fair value based method for all awards—net of taxes	(1,034)	(1,190)	(1,559)	(13,212)

Pro forma income before cumulative effect of change in accounting principle	218,495	32,601	41,912	355,187
Cumulative effect of change in accounting principle—net of taxes of ¥233 for the year ended March 31, 2002	—	(1,838)	(2,256)	(19,119)

Pro forma net income	¥218,495	¥30,763	¥39,656	$336,068

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic, as reported	¥1,161.20	¥178.74	¥233.02	$1.97
Basic, pro forma	1,155.74	172.45	224.93	1.91
Diluted, as reported	1,157.83	178.59	232.97	1.97
Diluted, pro forma	1,153.08	172.38	224.91	1.91

Net income :
Basic, as reported	1,161.20	169.02	220.91	1.87
Basic, pro forma	1,155.74	162.73	212.82	1.80
Diluted, as reported	1,157.83	168.88	220.86	1.87
Diluted, pro forma	1,153.08	162.66	212.81	1.80

12. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES:

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Over sixty percent of Kyocera’s revenues are generated from overseas customers, which exposes it to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, swaps and options, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps and options, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps and options mainly to convert a portion of its variable rate debt to fixed rates.

For the years ended 2002 and 2003, Kyocera recognized a net gain of ¥306 and a net loss of ¥710 ($6,017) (reported as other income (expenses)—other, net in the consolidated statement of income), which represented the ineffective portion of cash flow hedges.

Kyocera also charged a previously deferred net loss of ¥60 and ¥240 ($2,034) to interest expense in the consolidated statement of income for the years ended 2002 and 2003, as a result of the execution of the corresponding transaction.

At March 31, 2003, ¥331 ($2,805), net of tax, was recorded as unrealized losses on derivative instruments accumulated in other comprehensive income, which represented changes in fair value of the effective portion of cash flow hedges which qualify and have been designated for hedge accounting treatment. These deferred losses are anticipated to be charged to earnings during the next eighteen months as the underlying transactions occur.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency swaps and forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction (losses) gains in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments are as follows:

	March 31,
	2002	2003	2003
Currency swaps*	¥669	¥587	$4,975
Foreign currency forward contracts to sell*	56,582	63,074	534,525
Foreign currency forward contracts to purchase*	6,146	7,289	61,771
Interest rate swaps	127,908	93,870	795,508

*	Hedge accounting is not adopted.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair values of financial instruments at March 31, 2002 and 2003 and the methods and assumptions used to estimate the fair value are as follows:

	March 31,
	2002		2003		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:
Assets:
Cash and cash equivalents (a)	¥280,899	¥280,899	¥298,310	¥298,310	$2,528,051	$2,528,051
Restricted cash (a)	59,509	59,509	56,368	56,368	477,695	477,695
Short-term investments (b)	10,902	10,887	14,651	14,633	124,161	124,008
Short-term finance receivables (c)	78,553	78,576	27,595	27,600	233,855	233,898
Securities and other investments (b) (c)	301,659	301,186	308,137	308,155	2,611,330	2,611,483
Long-term finance receivables (c)	77,807	82,069	121,140	123,441	1,026,611	1,046,110

	¥809,329	¥813,126	¥826,201	¥828,507	$7,001,703	$7,021,245

Liabilities:
Short-term borrowings (a)	¥(106,880)	¥(106,880)	¥(107,886)	¥(107,886)	$(914,288)	$(914,288)
Current portion of long-term debt (c)	(12,401)	(12,407)	(30,198)	(30,244)	(255,915)	(256,305)
Long-term debt (c)	(96,856)	(97,456)	(60,736)	(61,487)	(514,712)	(521,076)

	¥(216,137)	¥(216,743)	¥(198,820)	¥(199,617)	$(1,684,915)	$(1,691,669)

Derivatives:
Currency swaps (d)	¥3	¥3	¥(10)	¥(10)	$(85)	$(85)
Foreign currency forward contracts to sell (d)	(779)	(779)	(1,142)	(1,142)	(9,678)	(9,678)
Foreign currency forward contracts to purchase (d)	25	25	108	108	915	915
Interest rate swaps (d)	(1,640)	(1,640)	(2,243)	(2,243)	(19,008)	(19,008)

Both short-term finance receivables and long-term finance receivables in the above do not include investments in direct financing leases.

(a)	The carrying amount approximates fair value because of the short maturity of these instruments.
(b)	The fair value is based on quoted market prices.
(c)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.
(d)	The fair value is estimated based on quotes from financial institutions.

14. COMMITMENTS AND CONTINGENCIES:

At March 31, 2003, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating approximately ¥11,617 ($98,449) principally within one year.

The Company guarantees the debt of unconsolidated subsidiaries aggregating ¥700 ($5,932) at March 31, 2003. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate the Company to make payments in the event of default by the borrowers. The Company knows no event of default.

A foreign subsidiary has a material supply agreement for a significant portion of its anticipated material used in its operations. Under the agreement, during the year ended March 31, 2003, the foreign subsidiary purchased ¥15,733 ($133,331) and is obligated to purchase ¥27,024 ($229,017) in total for next three years.

Kyocera rents certain office space, stores and other premises under cancelable leases, which are customarily renewed. However, total rental expense is not significant in relation to total operating expenses.

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcomes of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount is reasonably estimable.

The following are material pending, concluded and settled legal proceedings (other than routine litigation incidental to the business) to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

On September 1, 1994, the International Chamber of Commerce issued its award with respect to the arbitration between the Company and LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (PBTC) (presently renamed Prudential-Bache Trade Services, Inc.), et al. for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The award ordered the Company to pay to LTC and PBTC as damages, approximately ¥30,326 ($257,000), including interest, arbitration costs and attorneys’ fees. The Company filed a motion to vacate, modify and correct the award in the U.S. District Court for the Northern District of California pursuant to an agreement between the parties providing for broad judicial examination of arbitration awards.

LTC and PBTC filed a motion to confirm the award. On December 11, 1995, the District Court ruled that the agreement between the parties concerning judicial examination of the award was invalid and granted the motion filed by LTC and PBTC without examining the merits of the arbitration award. On January 9, 1996, the Company appealed to the Ninth Circuit Court of Appeals. On December 9, 1997, the Ninth Circuit, reversed the District Court, concluded that the provisions in the parties’ arbitration agreement providing for broad judicial review were valid and ordered the case returned to the District Court for review of the award under the standards agreed to by the parties.

On April 4, 2000, the District Court issued an order confirming the arbitrators’ conclusions of law in Phase 1 of the arbitration. On October 2, 2000, the District Court entered its initial decision on Phase 2 of the arbitration award, which consists of the money damages award. The Court confirmed all of the arbitrators’ findings of facts and conclusions of law, except for one important finding of fact about LTC’s profitability in the second quarter of 1987. The Court ruled that the arbitrators’ finding that LTC achieved an operating profit in the second quarter of 1987 was not supported by substantial evidence. Subsequently, on March 6, 2001, the District Court entered an order confirming Phase 2 of the award, except for the one finding of fact vacated by its October 2, 2000 ruling. The Court’s March 6, 2001 order includes the confirmation of the Arbitrators’ award of damages. On April 3, 2001, the Company filed its Notices of Appeal of the District Court’s orders confirming the arbitral award.

On May 17, 2001, the District Court entered its amended judgment, ordering compensation to be paid by the Company to LTC and PBTC in an aggregate amount of ¥50,472 ($427,728) plus prejudgment and postjudgment interest. On May 25, the Company filed Notices of Appeal of the judgment.

On June 21, 2001, the District Court entered an order awarding LTC and PBTC attorneys’ fees and disbursements. On July 5, 2001, the Company filed Notices of Appeal of that order. The Company’s appeal brief was filed in the Ninth Circuit Court of Appeals on August 29, 2001.

The Company filed a Reply Brief on December 5, 2001. A hearing was held in the Ninth Circuit Court of Appeals on May 13,

2002. The Ninth Circuit Court of Appeals issued panel decision on July 23, 2002, affirming the District Court’s judgment and award in its entirety. According to the judgment, the Company’s compensation to be paid was approximately ¥53,454 ($453,000), inclusive of prejudgment and postjudgment interest. The Company filed a Petition for Rehearing and Rehearing En Banc on August 6, 2002, seeking a rehearing of its appeal before the panel that issued the opinion, and before an en banc panel of eleven Ninth Circuit Judges. On October 1, 2002, the Ninth Circuit Court of Appeals entered an order directing LTC and PBTC to file a response to the Company’s petition. On October 11, 2002, LTC and PBTC filed a response opposing a rehearing of the appeal. On October 30, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company leave to file a reply to the response filed by LTC and PBTC.

On December 17, 2002, the Ninth Circuit Court of Appeals entered an order granting the Company’s petition for en banc review, and withdrawing the July 23 panel decision. Oral argument on the Company’s petition was scheduled for March 25, 2003. On March 21, 2003, an en banc panel of the Ninth Circuit Court of Appeals entered an order taking the oral argument for the Company’s petition off calendar so that the court could have the benefit of supplemental briefing from the parties on the issue of whether a contract between private parties may bind a federal court to apply a different standard of review from the standard specified in the Federal Arbitration Act. On April 29, 2003, the parties filed supplemental briefs addressing the issues raised by the en banc panel of Ninth Circuit judges. Argument on the appeal has not as yet been rescheduled.

If the Company is ultimately unsuccessful in reversing any aspect of the current adverse judgment, the Company may be required to pay damages, inclusive of costs and interest to date, of at least ¥55,696 ($472,000).

The Company owns one third of the outstanding stock of LaPine Holding Company, which in turn owns 100% of the stock of LTC. Therefore, one third of net assets of LTC after the payment of damages, inclusive of costs and interest to date, any excess of liability for this contingency from the Company will be ultimately reimbursed to the Company. Taking into account this equity interest, the Company has set aside accrued litigation expenses of approximately ¥41,862 ($354,763) at March 31, 2003 in respect of any potential adverse judgment in this case, and any excess of liability for this contingency would be incurred as an expense. In light of this contingency, the Company believes that such an expense would not have a significant effect on Kyocera’s consolidated results of operations and financial condition in fiscal 2004.

In connection with this litigation, in 1995 the Company purchased from a bank a letter of credit, which remains in place as security for the arbitral award. In order to minimize facility fees for the letter of credit, the Company deposited ¥56,368 ($477,695) in cash on hand restricted for use at March 31, 2003.

Kyocera is involved in litigation, and disputes in addition to the above. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on the consolidated financial statements.

15. STOCKHOLDERS’ EQUITY:

Under the Commercial Code of Japan (the “Code”), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code requires a domestic company to appropriate as a legal reserve an amount equal to at least 10% of the amount paid out by it as appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Statutory Auditors) for the period or equal to 10% of any interim dividend until the sum of the legal reserve and the additional paid-in capital equals 25% of its stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable director actions or used to reduce a deficit through suitable stockholder actions. The appropriated legal reserve at March 31, 2003 included in retained earnings was ¥18,171 ($153,992).

The Code provides certain restrictions on payment of dividends in connection with the repurchased treasury stock. At March 31, 2003, the Company reserved ¥52,034 ($440,966) of treasury stock repurchased mainly for stock options, which are restricted as to the payment of cash dividends. The amount of statutory retained earnings of the Company available for the payment of dividends to stockholders at March 31, 2003 was ¥453,726 ($3,845,136)

The Company’s Board of Directors, with subsequent approval by the stockholders, has declared annual appropriations of retained earnings for various purposes, totaling ¥473,128 ($4,009,559) at March 31, 2003. Any disposition of such appropriations shall be at the discretion of the Board of Directors and stockholders. Such appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

Kyocera’s equity in retained earnings or deficits of affiliates and unconsolidated subsidiaries accounted for by the equity method of accounting aggregating ¥4,888 ($41,424) at March 31, 2003 was included in retained earnings.

Changes in accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Securities	Net Unrealized Gains (Losses) on Derivative Financial Instruments	Total Accumulated Comprehensive Income
Balance, March 31, 2000	¥(45,908)	¥—	¥10,390	¥—	¥(35,518)
Net change for the year	31,064	—	(15,219)	—	15,845

Balance, March 31, 2001	(14,844)	—	(4,829)	—	(19,673)
Net change for the year	20,445	—	(23,097)	(425)	(3,077)

Balance, March 31, 2002	5,601	—	(27,926)	(425)	(22,750)
Net change for the year	(20,578)	(10,931)	(2,029)	94	(33,444)

Balance, March 31, 2003	¥(14,977)	¥(10,931)	¥(29,955)	¥(331)	¥(56,194)

Balance, March 31, 2002	$47,466	$—	$(236,661)	$(3,602)	$(192,797)
Net change for the year	(174,390)	(92,635)	(17,195)	797	(283,423)

Balance, March 31, 2003	$(126,924)	$(92,635)	$(253,856)	$(2,805)	$(476,220)

16. INCOME TAXES:

Income before income taxes and income taxes are made up of the following components:

	2001	2002	2003	2003
Income before income taxes:
Domestic	¥287,921	¥51,749	¥71,715	$607,754
Foreign	112,301	3,649	4,322	36,627

Total income before income taxes	¥400,222	¥55,398	¥76,037	$644,381

Income taxes:
Current income taxes:
Domestic	¥63,581	¥30,335	¥32,554	$275,881
Foreign	38,430	3,852	1,111	9,415

Total current income taxes	102,011	34,187	33,665	285,296

Deferred income taxes:
Domestic	59,944	(9,181)	(830)	(7,034)
Foreign	(1,468)	(3,698)	(55)	(466)

Total deferred income taxes	58,476	(12,879)	(885)	(7,500)

Total income taxes	¥160,487	¥21,308	¥32,780	$277,796

In Japan, a company is subject to a number of taxes, based on income, which in the aggregate indicate normal statutory income tax rates of approximately 42.0%.

Reconciliation between the Japanese statutory income tax rate and Kyocera’s effective tax rate is as follows:

	2001	2002	2003
Japanese statutory tax rate	42.0%	42.0%	42.0%
Income of foreign subsidiaries taxed at lower than statutory tax rates	(2.2)	(2.4)	(1.0)
Valuation allowances	0.3	0.3	(0.8)
Decrease in income taxes resulting from equity in earnings	(0.2)	(1.0)	(1.6)
Devaluation of investment in an affiliate	—	—	2.9
Tax rate change*	—	—	(0.5)
Other	0.2	(0.4)	2.1

Effective income tax rate	40.1%	38.5%	43.1%

*	On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax. The statutory tax rate for using calculation of deferred tax assets and deferred tax liabilities, of which temporary difference will be realized after April 1, 2004, was changed from 42.0% to 41.0% or 40.0%, which was determined by the local tax rate of prefectures, in which the Company and each subsidiary locate. As a result of this change, the amount of deferred tax liabilities, net of deferred tax assets, decreased by ¥418 ($3,542) and the amount of deferred income tax in fiscal 2003 decreased by ¥418 ($3,542).

The components of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2003 are as follows:

	2002	2003	2003
Deferred tax assets:
Enterprise tax	¥1,588	¥2,401	$20,347
Inventories	15,450	13,560	114,915
Allowance for doubtful accounts	6,079	8,072	68,407
Accrued expenses	24,732	22,618	191,678
Employee benefits	25,950	35,899	304,229
Depreciation	23,797	28,234	239,271
Net unrealized losses on securities	20,302	21,120	178,983
Securities	—	3,480	29,492
Net operating losses	8,641	15,028	127,356
Other, net	3,679	5,312	45,017

Subtotal	130,218	155,724	1,319,695
Valuation allowance	(11,009)	(20,855)	(176,737)

Total deferred tax assets	¥119,209	¥134,869	$1,142,958

Deferred tax liabilities:
Depreciation	¥1,108	¥2,777	$23,534
Gain on public stock issuance	86,148	86,148	730,068
Other, net	669	754	6,390

Total deferred tax liabilities	¥87,925	¥89,679	$759,992

At March 31, 2003, Kyocera had net losses carried forward of approximately ¥45,834 ($388,424), which would be available to offset future taxable income. Approximately 25% of these net losses carry forward will expire within next five fiscal years and the remaining 75% will not expire.

No provisions for income taxes have been made on undistributed earnings of subsidiaries and affiliates as distributions from the domestic companies would be essentially free from additional taxation, and substantially all of the unremitted earnings of foreign subsidiaries and affiliates are either permanently reinvested or, if remitted, would result in nominal tax by utilization of available foreign tax credits. Undistributed earnings of subsidiaries and affiliates were approximately ¥214,549 ($1,818,212) at March 31, 2003.

The net changes in the total valuation allowance for the years ended March 31, 2002 and 2003 were a decrease of ¥1,115 and an increase of ¥9,846 ($83,441), respectively.

17. IMPLEMENTATION OF THE REHABILITATION PLAN:

Kyocera Mita Corporation went bankrupt in August 1998 and submitted its rehabilitation plan to the Osaka District Court on October 5, 1999. This plan was approved by creditors on January 14, 2000 and then accepted by the district court on January 18, 2000. On April 29, 2000, the Company acquired 100% of the equity of Kyocera Mita Corporation.

Kyocera Mita Corporation submitted the revision of its rehabilitation plan to the Osaka District Court in November 2001. Kyocera Mita Corporation had planned to pay the debts under its rehabilitation plan by July 2009 in accordance with the plan accepted by the district court on January 18, 2000. Kyocera Mita Corporation paid all of the debts under the rehabilitation plan in February 2002 in accordance with the revised plan. On March 5, 2002, the District Court concluded that Kyocera Mita Corporation had fulfilled all obligations under its rehabilitation plan.

18. SUPPLEMENTAL EXPENSE INFORMATION AND DDI-KDD-IDO MERGER:

Research and development expenses for the years ended March 31, 2001, 2002 and 2003 amounted to ¥35,128, ¥40,399 and ¥47,268 ($400,576), respectively.

Advertising expenses for the years ended March 31, 2001, 2002 and 2003 amounted to ¥9,494, ¥11,211 and ¥11,189 ($94,822), respectively.

Shipping and handling costs for the years ended March 31, 2001, 2002 and 2003 amounted to ¥9,638, ¥8,993 and ¥10,107 ($85,653), respectively, and were included in selling, general and administrative expenses in the consolidated statements of income.

On October 1, 2000, DDI Corporation (DDI), which provides telecommunications services, merged with KDD Corporation (KDD) and IDO Corporation (IDO), and DDI, the surviving company was named KDDI Corporation (KDDI). Under the terms of the merger agreements, KDD stockholders received one share of KDDI common stock (¥5,000 par value) for every 92.1 common shares of KDD (¥500 par value) held; and IDO stockholders received one share of KDDI common stock for every 2.9 common shares of IDO (¥50,000 par value) held. DDI issued 1,345,260.60 shares of common stock for the merger. Prior to the merger, DDI issued 123,448 shares of common stock to Toyota Motor Corporation.

As a result of these transactions described above, the Company recognized a ¥174,076 gain on stock issuance of an affiliate. The Company recognized deferred income taxes on this gain on stock issuance. The Company’s equity interest in KDDI decreased from 25.16% to 15.30%. The Company discontinued the equity method for investments in common stock of KDDI from the second half of fiscal 2001. In relation to the decrease of the Company’s equity interest in KDDI, the Company’s indirect equity interest in DDI POCKET, Inc., which provides Personal Handyphone System (PHS) services, also decreased. The Company’s equity interest in DDI POCKET, Inc., decreased from 33.68% to 13.35%. Consequently, from the second half of fiscal 2001, the Company also discontinued the equity method for investments in common stock of DDI POCKET, Inc.

19. SEGMENT REPORTING:

Kyocera adopts SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

Fine ceramics group consists of fine ceramic parts, automotive parts, semiconductor parts, cutting tools, Jewelry, BIOCERAM, solar energy products and applied ceramic products. Electronic device group consists of electronic components and thin-film products. Equipment group consists of telecommunications equipment, information equipment and optical instruments. Others previously consisted of telecommunication network systems, financial services such as leasing and credit financing, research and development division, and office renting services. However, based on a reorganization of the group structure on August 1, 2002, management reviewed segment reporting and decided to reflect the accomplishment of fundamental research and development division to each operating segment from the prospective point of view that the effort will lead advancement of achievement.

This change has been made in order to clarify the closer substance of the business of Kyocera.

Segment information for the years ended March 31, 2001 and 2002 have been restated to conform to fiscal 2003 presentation.

Intersegment sales, operating revenue and transfers are made with reference to prevailing market price. Transactions between reportable segments are immaterial and not shown separately.

Segment operating profit represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, gain on stock issuance by an affiliate, income taxes, minority interest and cumulative effect of change in accounting principle.

Segment assets represent those assets associated with a specific operating segment. Corporate assets consist primarily of cash and cash equivalents, the corporate headquarter’s facilities and various other investments and assets that are not specific to each operating segment.

Sales to KDDI and its consolidated subsidiaries, which is mainly included in Equipment group, for the years ended 2001, 2002 and 2003 comprised of approximately 8.2%, 10.2% and 10.8% of consolidated net sales, respectively.

Information by operating segments at March 31, 2001, 2002 and 2003 and for each of the years then ended is summarized on the following page:

Operating segments

	2001	2002	2003	2003
Net sales:
Fine ceramics group	¥363,026	¥252,879	¥238,867	$2,024,297
Electronic device group	392,700	234,938	227,962	1,931,881
Equipment group	467,362	478,293	529,784	4,489,695
Others	79,790	86,116	86,214	730,627
Adjustments and eliminations	(17,825)	(17,652)	(13,057)	(110,653)

	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847

Operating profit:
Fine ceramics group	¥88,771	¥20,137	¥18,797	$159,297
Electronic device group	126,455	4,372	11,816	100,136
Equipment group	28,318	24,413	40,020	339,152
Others	6,839	7,438	7,244	61,390

	250,383	56,360	77,877	659,975
Corporate	(25,243)	(2,508)	(5,382)	(45,610)
Equity in earnings of affiliates and unconsolidated subsidiaries	2,209	1,559	3,092	26,203
Gain on stock issuance of an affiliate	174,076	—	—	—
Adjustments and eliminations	(1,203)	(13)	450	3,813

Income before income taxes	¥400,222	¥55,398	¥76,037	$644,381

Assets:
Fine ceramics group	¥247,053	¥201,442	¥179,052	$1,517,390
Electronic device group	375,711	349,322	333,392	2,825,356
Equipment group	314,278	283,778	280,848	2,380,068
Others	217,393	230,319	252,041	2,135,940

	1,154,435	1,064,861	1,045,333	8,858,754
Corporate	612,515	618,036	600,853	5,091,975
Investments in and advances to affiliates and unconsolidated subsidiaries	26,095	26,206	24,398	206,763
Adjustments and eliminations	(64,989)	(63,645)	(35,570)	(301,441)

Total assets	¥1,728,056	¥1,645,458	¥1,635,014	$13,856,051

Depreciation and amortization:
Fine ceramics group	¥20,876	¥24,530	¥18,337	$155,399
Electronic device group	30,733	32,817	25,870	219,237
Equipment group	17,275	25,331	24,445	207,161
Others	3,612	3,613	4,158	35,237
Corporate	1,676	2,206	2,510	21,271

	¥74,172	¥88,497	¥75,320	$638,305

Valuation allowance for receivables:
Fine ceramics group	¥260	¥202	¥129	$1,093
Electronic device group	11	396	21	178
Equipment group	607	849	814	6,898
Others	3,638	1,219	653	5,534
Corporate	217	53	164	1,390

	¥4,733	¥2,719	¥1,781	$15,093

Losses on inventories:
Fine ceramics group	¥324	¥2,585	¥1,973	$16,720
Electronic device group	555	7,279	2,250	19,068
Equipment group	1,922	1,981	2,343	19,856
Others	15	27	400	3,390
Corporate	—	—	—	—

	¥2,816	¥11,872	¥6,966	$59,034

Capital expenditures:
Fine ceramics group	¥32,823	¥14,536	¥8,095	$68,602
Electronic device group	48,275	16,112	13,501	114,415
Equipment group	17,352	15,009	13,311	112,805
Others	4,853	5,249	4,115	34,873
Corporate	2,641	3,725	1,592	13,491

	¥105,944	¥54,631	¥40,614	$344,186

Information for revenue from external customers by product shipment destination and long-lived assets based on physical location as of and for the years ended March 31, 2001, 2002 and 2003 are summarized as follows:

Geographic segments

	2001	2002	2003	2003
Net sales:
Japan	¥490,923	¥408,561	¥423,190	$3,586,356
United States of America	348,109	289,517	264,755	2,243,686
Asia	217,456	148,349	178,384	1,511,729
Europe	163,487	141,493	144,293	1,222,822
Others	65,078	46,654	59,148	501,254

	¥1,285,053	¥1,034,574	¥1,069,770	$9,065,847

Long-lived assets:
Japan	¥204,961	¥186,403	¥183,778	$1,557,441
United States of America	64,396	62,178	46,286	392,254
Asia	20,373	31,554	34,201	289,839
Europe	31,307	30,531	24,342	206,288
Others	9,921	7,563	5,148	43,627

	¥330,958	¥318,229	¥293,755	$2,489,449

There are no individually material countries with respect to revenue from external customers and long-lived assets in Asia, Europe and Others.

20. EARNINGS PER SHARE:

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	2001	2002	2003	2003
Income before cumulative effect of change in accounting principle	¥219,529	¥33,791	¥43,421	$367,975
Cumulative effect of change in accounting principle	—	(1,838)	(2,256)	(19,119)
Net income	219,529	31,953	41,165	348,856

Basic earnings per share:
Income before cumulative effect of change in accounting principle	1,161.20	178.74	233.02	1.97
Cumulative effect of change in accounting principle	—	(9.72)	(12.11)	(0.10)
Net income	1,161.20	169.02	220.91	1.87

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	1,157.83	178.59	232.97	1.97
Cumulative effect of change in accounting principle	—	(9.71)	(12.11)	(0.10)
Net income	1,157.83	168.88	220.86	1.87

Basic weighted average number of shares outstanding:	189,053	189,050	186,338
Dilutive effect of stock options	551	154	44
Diluted weighted average number of shares outstanding	189,604	189,204	186,382

21. SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental information related to the consolidated statements of cash flows is as follows:

	2001	2002	2003	2003
Cash paid during the year for:
Interest	¥3,998	¥5,299	¥3,230	$27,373
Income taxes	81,810	72,111	32,012	271,288

Acquisitions of business:
Fair value of assets acquired	¥103,370	¥543	¥32,015	$271,314
Fair value of liabilities assumed	(91,277)	(456)	(22,584)	(191,390)
Stock issuance for acquisition	—	—	(9,381)	(79,500)
Cash acquired	(12,461)	(27)	(4,108)	(34,814)

	¥(368)	¥60	¥(4,058)	$(34,390)

22. RECLASSIFICATIONS:

Certain reclassifications of previously reported amounts have been made to the consolidated balance sheets at March 31, 2002, the consolidated statements of income for the year ended March 31, 2001, and the consolidated statements of cash flows for the years ended March 31, 2001 and 2002, and corresponding footnote disclosures to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

23. SUBSEQUENT EVENTS:

Subsequent to March 31, 2003, the Company’s Board of Directors declared a cash dividend of ¥5,548 ($47,017) payable on June 26, 2003 to stockholders of record on March 31, 2003. The dividend declared was approved by the stockholders at the meeting held on June 25, 2003.

On April 25, 2003, the Company’s Board of Directors decided to submit a resolution to the stockholders for approval of the issuance of stock acquisition rights to directors, statutory auditors, corporate executive officers and certain key employees of the Company and its subsidiaries. This issuance of stock acquisition rights is intended to enable the grant of stock options and the kind and the maximum number of shares to be issued is 1,100,000 shares of common stock of the Company.

On April 25, 2003, the Company’s Board of Directors decided to submit a resolution to the stockholders for approval of acquisition of up to 5,000,000 shares of the Company’s common stock at an aggregated purchase price of no more than ¥50,000 ($423,729) in order to implement flexible capital policies and to utilize for the timely business development in accordance with the changes in the business environment.

These resolutions were approved by the stockholders at the meeting held on June 25, 2003.

On May 21, 2003, the Company and Kinseki, at the meetings of their respective Boards of Directors, resolved that the Company should make Kinseki a wholly-owned subsidiary (100% owned subsidiary) through stock swap, and entered into Stock Swap Agreement, which provides the ratio of allocation shall be 0.100 shares of the Company to one Kinseki share. Subsequently the Agreement was approved at the Ordinary General Shareholders Meeting of Kinseki held on June 27, 2003, and it was decided that the effective date of the stock swap would be August 1, 2003.

Pursuant to the Agreement, the Company will allocate a total of 2,529,154 shares of Common Stock of the Company that it holds to Kinseki’s shareholders.

Kyocera believes that Kinseki’s technologies for the manufacture of artificial crystals and related application technologies will enhance the superior position of Kyocera as a general electronic components manufacturer that is versed in the telecommunications and information processing industries.

24. SEMIANNUAL FINANCIAL DATA (UNAUDITED):

	Six months ended		Six months ended
	September 30, 2001	March 31, 2002	September 30, 2002	March 31, 2003
Net sales	¥520,378	¥514,196	¥517,003	¥552,767
Gross profit	123,942	115,431	125,578	147,934
Income before cumulative effect of change in accounting principle	20,941	12,850	19,383	24,038
Cumulative effect of change in accounting principle	(1,838)	—	(2,256)	—
Net income	19,103	12,850	17,127	24,038

Basic earnings per share:
Income before cumulative effect of change in accounting principle	¥110.76	¥67.98	¥103.27	¥129.95
Cumulative effect of change in accounting principle	(9.72)	—	(12.02)	—
Net income	101.04	67.98	91.25	129.95

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	¥110.62	¥67.95	¥103.22	¥129.95
Cumulative effect of change in accounting principle	(9.70)	—	(12.01)	—
Net income	100.92	67.95	91.21	129.95

Net sales			$4,381,381	$4,684,466
Gross profit			1,064,220	1,253,678
Income before cumulative effect of change in accounting principle			164,263	203,712
Cumulative effect of change in accounting principle			(19,119)	—
Net income			145,144	203,712

Basic earnings per share:
Income before cumulative effect of change in accounting principle			$0.88	$1.10
Cumulative effect of change in accounting principle			(0.11)	—
Net income			0.77	1.10

Diluted earnings per share:
Income before cumulative effect of change in accounting principle			$0.87	$1.10
Cumulative effect of change in accounting principle			(0.10)	—
Net income			0.77	1.10

Earnings per share are computed on the weighted average number of shares outstanding during each six-month period.

The sum of the six months’ earnings per share does not equal the year-to-date earnings per share due to changes in average share calculations.

Report of Independent Auditors

To the Board of Directors and Stockholders of

Kyocera Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Kyocera Corporation and its consolidated subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002. Also, as discussed in Note 1 to the consolidated financial statements, Kyocera changed its method of accounting for business combination and goodwill and other intangible assets in the year ended March 31, 2003.

Osaka, Japan

June 6, 2003

Major Consolidated Subsidiaries and Affiliates

As of June 30, 2003

SUBSIDIARIES

Japan

KYOCERA COMMUNICATION SYSTEMS CO., LTD.
Provides IT-related services
KYOCERA ELCO CORPORATION
Manufactures and markets electronic connectors
KYOCERA MITA CORPORATION
Manufactures and markets information equipment
KYOCERA OPTEC CO., LTD.
Manufactures and markets optical instruments
KYOCERA CHEMICAL CORPORATION
Manufactures and markets chemical materials
KYOCERA LEASING CO., LTD.
Provides leasing services
KYOCERA REALTY DEVELOPMENT CO., LTD.
Provides real estate services
KYOCERA SOLAR CORPORATION
Markets solar energy products
KYOCERA CHEMICAL CORPORATION
Manufactures and markets electronic parts and materials

South Korea

KYOCERA PRECISION TOOLS KOREA CO., LTD.
Manufactures and markets cutting tools

China

SHANGHAI KYOCERA ELECTRONICS CO., LTD.
Manufactures and markets fine ceramic and electronic device products
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
Manufactures and markets optical instruments
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
Manufactures and markets information equipment
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
Manufactures and markets telecommunications equipment
UNIVERSAL OPTICAL INDUSTRIES LIMITED
Manufactures and markets optical instruments
AVX/KYOCERA ASIA LTD.
Markets electronic components
KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.
Manufactures information equipment
KYOCERA (TIANJIN) SALES AND TRADING CORPORATION
Markets fine ceramic and electronic device products, information equipment and optical instruments

Singapore

KYOCERA ASIA PACIFIC PTE. LTD.
Markets fine ceramic and electronic device products
AVX/KYOCERA (SINGAPORE) PTE. LTD.
Manufactures and markets electronic device products

Indonesia

PT. KYOCERA INDONESIA
Manufactures and markets electronic device products

Malaysia

KYOCERA (MALAYSIA) SDN BHD
Markets fine ceramic and related products

Australia

KYOCERA MITA AUSTRALIA PTY. LTD.
Markets information equipment

Israel

AVX ISRAEL LTD.
Manufactures and markets electronic device products

U.S.A.

KYOCERA INTERNATIONAL, INC.
North American holding company and headquarters
KYOCERA WIRELESS CORP.
Manufactures and markets telecommunications equipment
KYOCERA AMERICA, INC.
Manufactures and markets semiconductor parts
KYOCERA INDUSTRIAL CERAMICS CORPORATION
Manufactures and markets fine ceramic products; markets electronic device products
KYOCERA SOLAR, INC.
Manufactures and markets solar energy products
KYOCERA MITA AMERICA, INC.
Markets information equipment
KYOCERA OPTICS, INC.
Markets optical instruments
KYOCERA TYCOM CORPORATION
Manufactures and markets PCB drills
AVX CORPORATION
Manufactures and markets electronic device products

Mexico

KYOCERA MEXICANA, S.A. de C.V.
Provides assembly and plating services

Brazil

KYOCERA YASHICA DO BRASIL INDUSTRIA E COMÉRCIO LTDA.
Manufactures and markets optical instruments

Germany

KYOCERA MITA DEUTSCHLAND GmbH
Markets information equipment
YASHICA KYOCERA GmbH
Markets optical instruments
KYOCERA FINECERAMICS GmbH
Markets fine ceramic and electronic device products

U.K.

KYOCERA YASHICA (U.K.) LIMITED
Markets optical instruments
KYOCERA MITA (U.K.) LIMITED
Markets information equipment
KYOCERA FINECERAMICS LIMITED
Markets fine ceramic and electronic device products
AVX LTD.
Manufactures and markets electronic device products

France

KYOCERA MITA FRANCE S.A.
Markets information equipment
KYOCERA FINECERAMICS S.A.
Markets fine ceramic and electronic device products
KYOCERA YASHICA (FRANCE) S.A.
Markets optical instruments

Italy

KYOCERA MITA ITALIA S.P.A.
Markets information equipment

The Netherlands

KYOCERA MITA EUROPE B.V.
Markets information equipment

Czech Republic

AVX CZECH REPUBLIC S.R.O.
Manufactures and markets electronic device products

AFFILIATES	The Company’s ownership

Japan

TAITO CORPORATION	36.02%
Provides amusement services
KINSEKI, LIMITED	28.09%
Manufactures and markets electronic device products

South Korea

SK TELETECH CO., LTD.	27.48%
Manufactures and markets telecommunications equipment

Board of Directors, Corporate Auditors and Executive Officers

As of June 25, 2003

BOARD OF DIRECTORS

Chairman Emeritus

Kazuo Inamori

Chairman of the Board and

Representative Director

Kensuke Itoh

Representative Director and

President

Yasuo Nishiguchi

Representative Directors and

Executive Vice Presidents

Masahiro Umemura

Michihisa Yamamoto

Directors

Yuzo Yamamura

President and Representative Director

of Kyocera ELCO Corporation

Naoyuki Morita

President and Representative

Director of Kyocera Communication

Systems Co., Ltd.

Koji Seki

President and Representative

Director of Kyocera Mita Corporation

Noboru Nakamura

Vice President and Representative

Director of Kyocera Chemical Corporation

Isao Kishimoto

President and Representative

Director of Kinseki, Ltd.

Hisao Hisaki

Executive Vice President of Kyocera

(Tianjin) Sales and Trading Corporation

Rodney Lanthorne

President of Kyocera International, Inc.

John Gilbertson

CEO and President of AVX Corporation

CORPORATE AUDITORS

Full-time Corporate Auditors

Atsushi Mori

Yuji Itoh

Yasuo Akashi

Corporate Auditors

Osamu Nishieda

Shinji Kurihara

EXECUTIVE OFFICERS

President

Yasuo Nishiguchi

Executive Vice Presidents

Masahiro Umemura

Michihisa Yamamoto

Managing Executive Officers

Hisao Hisaki

Isao Yukawa

Hisashi Sakumi

Hideki Ishida

Tsutomu Yamori

Masahiro Inoue

Eiichi Toriyama

Makoto Kawamura

Tatsumi Maeda

Senior Executive Officers

Akiyoshi Okamoto

Takashi Itoh

Masato Takeda

Yoshihiko Nishikawa

Susumu Ooshima

Koji Mae

Executive Officers

Tetsuo Kuba

Osamu Nomoto

Gen Takayasu

Nobuhiro Ochiai

Shigeru Osaka

Yasuyuki Yamamoto

Junichi Jinno

Keijiro Minami

Goro Yamaguchi

Junzo Katsuki

Yukihiro Takarabe

Takashi Naruko

Hidenori Miyata

Masakazu Mitsuda

Yoshihito Oota

Investor Information

CORPORATE HEADQUARTERS

Kyocera Corporation

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: (075) 604-3500

Facsimile: (075) 604-3501

www.kyocera.co.jp / global.kyocera.com

REGIONAL HEADQUARTERS

Kyocera International, Inc.

8611 Balboa Avenue,

San Diego, CA 92123, U.S.A.

Phone: (858) 576-2600

Facsimile: (858) 492-1456

www.kyocera.com

TRANSFER AGENT FOR COMMON STOCK

Daiko Shoken Business Co., Ltd.

4-6, Kitahama 2-chome,

Chuo-ku, Osaka 541-8583, Japan

ADR DEPOSITARY

Citibank, N.A.

111 Wall Street, 5th Floor,

New York, NY 10043, U.S.A.

ANNUAL MEETING

The annual meeting of shareholders of the

Company is normally held in June each

year in Kyoto, Japan. In addition, the

Company may hold a special meeting of

shareholders whenever necessary by

giving at least two weeks advance notice

to shareholders.

STOCK EXCHANGE LISTINGS

Tokyo and Osaka stock exchanges

New York Stock Exchange

Symbol: KYO

NUMBER OF SHAREHOLDERS

91,022 (As of March 31, 2003)

INVESTOR RELATIONS

Kyocera Corporation

Investor Relations Section

Corporate Fund Management Department

Corporate Business Systems

Administration Division

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

Phone: (075) 604-3556

Facsimile: (075) 604-3557

www.kyocera.co.jp / global.kyocera.com

The “Investor relations” section of our

Web site includes regularly updated

information, including annual reports and

financial overviews.

6 Takeda Tobadono-cho,

Fushimi-ku, Kyoto 612-8501, Japan

www.kyocera.co.jp / global.kyocera.com

www.kyocera.com

www.kyocera.de

July 3, 2003

[English summary with translation of consolidated financial information]

Annual Report for the year ended March 31, 2003

On June 26, 2003, Kyocera Corporation files its Annual Report for the year ended March 31, 2003 (fiscal 2003) with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English summary with translation of consolidated financial information of Annual Report of Kyocera Corporation and its subsidiaries (Kyocera).

For further information, please contact:

Hideki Ishida

Managing Executive Officer

General Manager of Corporate Business

Systems Administration Division

Kyocera Corporation

6 Takeda Tobadono-cho, Fushimiku,

Kyoto, 612-8501, Japan

Tel: +81-75-604-3632

Information on KYOCERA CORPORATION and its Consolidated Subsidiaries

Item 1. Summary of KYOCERA CORPORATION and its Consolidated Subsidiaries

1. Selected Financial Data

Yen in millions, except per share amounts, and number of shares outstanding and employees.

Kyocera Corporation’s Terms	45th	46th	47th	48th	49th
Fiscal Years	1999	2000	2001	2002	2003
(1) Consolidated Financial Data
Net sales	725,326	812,626	1,285,053	1,034,574	1,069,770
Income before income taxes	61,800	97,468	400,222	55,398	76,037
Net income	28,245	50,345	219,529	31,953	41,165
Stockholders’ equity	769,493	798,450	1,022,065	1,039,478	1,003,500
Total assets	1,137,167	1,217,158	1,728,056	1,645,458	1,635,014
Stockholders’ equity per share	4,043.19	4,222.94	5,406.12	5,498.67	5,425.37
Earnings per share—Basic	148.41	265.72	1,161.20	169.02	220.91
Earnings per share—Diluted	148.41	265.34	1,157.83	168.88	220.86
Stockholders’ equity to total assets (%)	67.7	65.6	59.2	63.2	61.4
Return on equity (%)	3.7	6.4	24.1	3.1	4.0
Price earning ratio	42.99	64.58	9.81	52.12	26.62
Cash flows from operating activities	125,525	107,930	149,191	140,929	160,754
Cash flows from investing activities	(50,525)	(73,748)	(150,216)	(51,138)	(58,512)
Cash flows from financing activities	(19,042)	(19,867)	12,331	(18,396)	(74,662)
Cash and cash equivalents at the end of fiscal year	172,417	178,944	201,333	280,899	298,310
Number of employees	—	42,309	51,113	44,235	49,420

(2) Non-Consolidated Financial Data
Net sales	453,595	507,802	652,510	499,264	482,834
Recurring profit	52,009	69,471	114,500	56,412	54,685
Net income	27,738	39,296	31,398	34,475	27,923
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares outstanding	190,318,300	190,318,300	190,318,300	190,318,300	191,309,290
Stockholders’ equity	696,620	753,530	889,748	879,434	865,147
Total assets	811,660	902,172	1,208,746	1,110,951	1,094,672
Stockholders’ equity per share	3,660.29	3,959.32	4,675.06	4,652.07	4,676.97
Annual dividends per share	60.00	60.00	60.00	60.00	60.00
(Interim dividends per share)	(30.00)	(30.00)	(30.00)	(30.00)	(30.00)
Earnings per share—Basic	145.75	206.48	164.98	182.36	149.45
Earnings per share—Diluted	—	—	—	182.21	—
Stockholders’ equity to total assets (%)	85.8	83.5	73.6	79.2	79.0
Return on equity (%)	4.0	5.4	3.8	3.9	3.2
Price earning ratio	43.77	83.11	69.04	48.31	39.34
Dividends to net income (%)	41.2	29.1	36.4	32.9	40.1
Number of employees	13,759	13,746	14,659	14,568	13,937

(Notes)

1.	The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements are expressed by rounding off to millions of yen.

2.	Earnings per share amounts in the consolidated financial data are computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.”
3.	Numbers of employees indicated in the consolidated financial data are the number of currently working employees.
4.	The non-consolidated financial statements are expressed by rounding down to millions of yen.
5.	In the non-consolidated financial statements of fiscal 2001 and thereafter, new accounting standard for financial instruments was adopted. This adoption affected stockholders’ equity, information per share, and stockholders’ equity to total assets.
6.	Consumption taxes and local consumption taxes are not included in net sales.
7.	In the non-consolidated financial statements of fiscal 2002 and thereafter, treasury stock is disclosed as a reduction of shareholders’ equity, and stockholders’ equity per share, basic earnings per share and diluted earnings per share are computed by deducting the number of treasury stock from the number of shares outstanding.
8.	Diluted earnings per share from fiscal 1999 to fiscal 2001 in the non-consolidated financial data are omitted because no diluted instruments, such as warranty bonds, were issued.
9.	In the non-consolidated financial statements of fiscal 2003, Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share “ and Implementation Guidance for Application of Accounting Standards Board Statement No.4 “ Implementation Guidance for application of Accounting Standards for Earnings per Share” were adopted to calculate stockholders’ equity per share, basic earnings per share, and diluted earnings per share .

2. History

KYOCERA CORPORATION (formerly SHIKOKU SYOKKIN KAGAKU KENKYUSHO CORP. and renamed from KYOTO CERAMIC CO., LTD. on October 1, 1982) merged with KYOTO CERAMIC CO., LTD. and KYOCERA SHO-JI CORP. on October 1, 1970.

KYOTO CERAMIC CO., LTD., the existing company in effect as a result of this merger, was officially absorbed into KYOCERA CORPORATION (formerly KYOTO CERAMIC CO., LTD.) to change the par value of the company’s stock to 50 yen per share.

Accordingly, events before the merger are described in terms of the history of the predecessor company, KYOTO CERAMIC CO., LTD..

April	1959	KYOCERA CORPORATION (the Company) facilities including headquarters and a factory was founded as a specialized manufacturer in fine ceramics with a capital of ¥3 million.

April	1960	Kyocera Tokyo office was opened.

May	1963	Shiga Gamo Plant was established.

July	1969	Kagoshima Sendai Plant was established. KYOCERA INTERNATIONAL, INC. (now a consolidated subsidiary) was established as a sales company.

October	1969	KYOCERA SHO-JI, CORP. was established in Japan as a sales company.

October	1970	KYOCERA (formerly KYOTO CERAMIC CO., LTD.) merged KYOCERA and KYOCERA SHO-JI, CORP.

January	1971	A joint venture named Feldmühle KYOCERA Europe Elektronische Bauelemente GmbH (now KYOCERA FINECERAMICS GmbH, a consolidated subsidiary) was established with Feldmühle AG in Germany.

October	1971	The Company listed on the Osaka Stock Exchange, Second Section (listed on the First Sections in February 1974), and on the Kyoto Securities Exchange.

July	1972	Headquarters was relocated to Yamashinaku-Kyoto.

September	1972	The Company listed on the Tokyo Stock Exchange, Second Section (listed on the First Sections in February 1974).

October	1972	Kagoshima Kokubu Plant was established.

February	1976	New shares of common stock, in the form of American Depository Receipts (ADRs), were issued for sale in the United States.

October	1979	Central Research Laboratory was established in Kagoshima Kokubu Plant.

May	1980	The Company listed on the New York Stock Exchange. New share of common stock in the form of ADRs were issued in the United States for the second time.

May	1981	KYOCERA BUSINESS MACHINES CO., LTD., (now KYOCERA COMMUNICATION SYSTEMS CO., LTD., a consolidated subsidiary) was established.

October	1982	Four subsidiaries, including CYBERNET ELECTRONICS CORP., CRESCENT VERT CO., LTD., JAPAN CAST CORP., NEW MEDICAL CO., LTD. were merged with the Company to form KYOCERA CORPORATION.

April	1983	The Company merged KAGOSHIMA ELECTRONICS CO., LTD.

October	1983	The Company merged YASHICA CO., LTD.

April	1984	Tokyo Central Research Laboratory was established (now integrated in R&D Center, Yokohama).

June	1984	The Company established DAINI-DENDEN KIKAKU CO., LTD. (now KDDI CORP. )

March	1986	The Company acquired capital partially in TAITO CORP.

March	1987	The Company issued first unsecured convertible bonds.

February	1989	The Company issued the U.S. dollar denominated bonds with warrant due 1993.

August	1989	ELCO CORPORATION (now KYOCERA ELCO CORP., a consolidated subsidiary) joined Kyocera.

January	1990	New shares of common stock in the form of ADRs were issued in the United States for the third time. AVX CORP. (a consolidated subsidiary) joined Kyocera through stock swap.

February	1994	The Company issued the U.S. dollar denominated bonds with warrant due 1998.

March	1995	R&D Center, Yokohama was established in Kanagawa Pre.

July	1995	R&D Center, Keihannna was established in Kyoto Pre.

September	1996	KYOCERA SOLAR CORP. (now a consolidated subsidiary) was established as a sales company of residential solar systems.

August	1998	Headquarters was relocated to Fushimi-ku, Kyoto Pre.

February	2000	KYOCERA WIRELESS CORP. (now a consolidated subsidiary) was established in the United States as a manufacturing and sales company of mobile handsets.

April	2000	The Company acquired capital in KYOCERA MITA CORP. (a consolidated subsidiary) and made it as a consolidated subsidiary.

January	2001	TYCOM CORP. (now a consolidated subsidiary), the United States drill manufacturer of printed circuit boards joined Kyocera.

December	2001	KYOCERA MITA OFFICE EQUIIPMENT (DONGGUAN) CO., LTD. (now a consolidated subsidiary) was established as a manufacturing and sales company of information equipment, and KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD. (now a consolidated subsidiary), telecommunications equipment manufacturer, and sales and service company, was established in China.

April	2002	KYOCERA MITA CORP. succeeded the Company’s printer business.

August	2002	TOSHIBA CHEMICAL CORP. (now KYOCERA CHEMICAL CORP., a consolidated subsidiary) joined Kyocera as a wholly-owned subsidiary through stock swap.

3. Business

Kyocera (including 142 consolidated subsidiaries, 3 subsidiaries accounted for by equity method, and 16 affiliates accounted for by equity method at March 31, 2003) follows the U.S. Statement of Financial Accounting standards (SFAS) and reports its consolidated financial statements. Information on our affiliated companies is disclosed based on the consolidated financial statements and definition by SFAS.

Item 2. “Business Results and Financial Condition” and Item 3. “Equipment and Facilities” are stated based on the same disclosure principles.

Kyocera business is operated by the following four operating segments, “Fine ceramics group,” “Electronic device group,” “Equipment group,” and “Others.”

Contents of each operating segment are as follows. It is based on the same classification stated in Notes 19, “Segment Reporting (Annual Report)” in Item 5. “Accounting Information.” Commencing fiscal year ended March 31, 2003, basic research and development expenses of the Company, previously included with “Others” have been charged to the respective operating segments (See Note 19, “Segment Reporting (Annual Report)” in Item 5. “Accounting Information”).

(1) Fine ceramics group

This operating segment consists of three product lines; Fine ceramic parts, Semiconductor parts and Consumer-related poducts.

(1) Fine ceramic parts

This product line includes components for information and telecommunications equipment, semiconductor fabrication equipment components, LCD (Liquid Crystal Display) fabrication equipment components, automotive and ITS (Intelligent Transport Systems)–related components.

(2) Semiconductor parts

This product line includes packages for surface mount devices (SMD), multilayer packages and substrates, metallized products, optical communications packages and components.

(3) Consumer-related products (Cutting tools, Jewelry, BIOCERAM, Solar systems and Applied ceramic products)

This product line includes cutting tools, residential and industrial photovoltaic generating systems, solar cells and modules, jewelry and dental and orthopedic implants.

Kyocera is striving to expand sales of fine ceramic and semiconductor parts for the telecommunications and information processing markets, focusing especially on strengthening components for mobile phones and semiconductor and LCD fabrication equipment. Kyocera already maintains the top market position in SMD packages, optical communications packages and ceramic parts for optical connectors. In the future, in addition to business expansion and further enhancing its presence in the automotive market, Kyocera aims to improve profitability by increasing production in China.

Furthermore, Kyocera intends to strengthen the solar systems business for environmental protection market by commencing the local manufacture of solar modules in China in fiscal 2004.

Major subsidiaries

KYOCERA SOLAR CORP.

KYOCERA AMERICA, INC.

KYOCERA INDUSTRIAL CERAMICS CORP.

KYOCERA SOLAR, INC.

KYOCERA TYCOM CORP.

KYOCERA MEXICANA, S.A. DE C.V.

KYOCERA ASIA PACIFIC PTE. LTD.

SHANGHAI KYOCERA ELECTRONICS CO., LTD.

KYOCERA PRECISION TOOLS KOREA CO., LTD.

KYOCERA FINECERAMICS GmbH

(2) Electronic device group

This operating segment produces and sells ceramic chip capacitors, tantalum capacitors, TCXOs (Temperature Compensated Crystal Oscillators), VCOs (Voltage Controlled Oscillators), RF (Radio Frequency) modules, ceramic resonators and filters, thermal printheads, LCDs, and connectors.

Kyocera is promoting the development and mass production of all types of high quality, cost-competitive capacitors and timing devices to meet the demand for miniature electronic components that also have low electric voltage, high frequency and low power consumption in the telecommunication and information processing market. Kyocera also plans to launch the micro device business as part of its future business strategy and to conduct the development and production of high-frequency components and LED (Light Emitting Diode) chips. Furthermore, Kyocera will create new markets in China by taking maximum advantage of a new sales company in China that can competently handle both locally manufactured and imported products, while pursuing group synergies and becoming a highly profitable electronic device manufacturer.

Major subsidiaries

KYOCERA ELCO CORP.

AVX CORP.

KYOCERA INDUSTRIAL CERAMICS CORP.

KYOCERA ASIA PACIFIC PTE. LTD.

SHANGHAI KYOCERA ELECTRONICS CO., LTD

PT. KYOCERA INDONESIA

KYOCERA ELCO KOREA CO., LTD.

KYOCERA ELCO HONG KONG LTD.

KYOCERA FINECERAMICS GmbH

(3) Equipment group

This operating segment consists of three product lines; Telecommunications equipment, Information equipment and Optical instruments.

(1) Telecommunications equipment

This product line produces and sells CDMA and PDC handsets, and PHS-related products, such as handsets and base stations.

(2) Information equipment

This product line produces and sells “ECOSYS” printers, which are cartridge-free printers decreasing running costs tremendously compared with conventional printers, and networkable copiers.

(3) Optical instruments

This product line produces and sells SLR (Single Lens Reflex) cameras, compact zoom cameras, digital cameras and optical-related applications equipment.

In telecommunications equipment, Kyocera will expand business operations in line with advancements in the ubiquitous network age. In CDMA handsets, Kyocera will maximize synergies between its four CDMA handset business facilities in Japan, Korea, the United States and China and enhance profitability by promoting research and development and production in the most strategically beneficial areas to attain market leadership. The PHS systems business will be expanded by cultivating new markets overseas through Kyocera’s three telecom systems based on PHS technology. Specifically, Kyocera will expand the market for PHS handsets and base stations in China. Kyocera will also promote the Wireless Local Loop (WLL) systems in countries where fixed phone network are not as yet widespread. Furthermore, Kyocera will promote Wireless Internet Systems which enables internet services to be used at broadband speed with wireless circumstances.

In information equipment, Kyocera will increase production in China to further raise profitability. With the objective of business expansion, Kyocera will also enhance its product line through the introduction of long-life printers, copiers and color machines with low running costs, as well as strengthen its sales network.

In addition to boosting production of digital cameras in China and launching new products in optical instruments, Kyocera aims to increase sales of high-value-added products under the CONTAX brand.

Major subsidiaries

KYOCERA MITA CORP.

KYOCERA MITA JAPAN CORP.

KYOCERA OPTEC CO., LTD.

KYOCERA WIRELESS CORP.

KYOCERA MITA AMERICA, INC.

KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.

KYOCERA MITA EUROPE B.V.

KYOCERA MITA DEUTSCHLAND GmbH

KYOCERA OPTICS, INC.

KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.

KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.

YASHICA HONG KONG CO., LTD.

UNIVERSAL OPTICAL INDUSTRIES, LTD.

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.

YASHICA KYOCERA GmbH

(4) Others

Businesses in “Others” primarily operate in the following areas: telecommunications network systems, computer network systems, consulting, finance and leasing, hotel operation and maintenance, manufacturing and sales of electronic component materials, electrical insulating materials and synthetic resin moldings (developed through fine chemical technology) and office renting services. In telecommunications network systems, Kyocera will develop the service and network business for the telecom market with its Internet data center as the core facility. The finance and leasing, hotel operation and maintenance and office renting service businesses are positioned to assist the development of Kyocera’s core businesses and contribute to the reduction of payable operating costs and interest expenses.

Major subsidiaries

KYOCERA LEASING CO., LTD.

KYOCERA COMMUNICATION SYSTEMS CO., LTD.

KYOCERA REALTY DEVELOPMENT CO., LTD.

HOTEL KYOCERA CO., LTD.

KYOCERA INTERNATIONAL CO., LTD.

KYOCERA CHEMICAL CORP.

PIAZZA INVESTMENT CO., LTD.

SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

Contents mentioned above are shown in a chart on the following page. “Others” operation shown in the chart on next page includes affiliates that are accounted for by equity method.

Major affiliates accounted for by equity method

TAITO CORP.

KINSEKI, LTD.

KYOCERA GROUP

(Chart of business structure)

CUSTOMERS
Domestic
Fine Ceramics Group
KYOCERA SOLAR CORP.
Electronic Device Group
KYOCERA ELCO CORP.
Equipment Group
KYOCERA MITA CORP.
KYOCERA MITA JAPAN CORP.
KYOCERA OPTEC CO., LTD.
Others
<Finance and Leasing>
KYOCERA LEASING CO., LTD.
<Software Development and Sales>
KYOCERA COMMUNICATIONS SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation and Maintenance>
HOTEL KYOCERA CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Amusement>
TAITO CORP.
<Manufacturing and Sales of Electronic Components>
KINSEKI, LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CO., LTD.
Products
Products/ Components
Leasing
Software Renting
Office Renting
Components
KYOCERA CORPORATION
Renting Lands and Factories
Renting Offices and Factories
Overseas
Fine Ceramics Group
KYOCERA AMERICA, INC.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA SOLAR, INC.
KYOCERA TYCOM CORP.
KYOCERA MEXICANA, S.A. DE C.V.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
KYOCERA FINECERAMICS GmbH
Electronic Device Group
AVX CORP.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
P.T. KYOCERA INDONESIA
KYOCERA ELCO KOREA CO., LTD
KYOCERA ELCO HONG KONG LTD.
KYOCERA FINECERAMICS GmbH
Equipment Group
KYOCERA WIRELESS CORP.
KYOCERA MITA AMERICA, INC.
KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
KYOCERA MITA EUROPE B.V.
KYOCERA MITA DEUTSCHLAND GmbH
KYOCERA OPTICS, INC.
KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
YASHICA HONG KONG CO., LTD.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
YASHICA KYOCERA GmbH
Others
<Real Estate Renting>
PIAZZA INVESTMENT CO., LTD.
SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

4. Scope of Consolidation and Application of the Equity Method

The following table sets forth information, as of March 31, 2003, with respect to our significant subsidiaries and affiliates.

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
Consolidated subsidiaries

KYOCERA INTERNATIONAL, INC.	United States	100.00%	North American holding company and headquarters

KYOCERA AMERICA, INC.	United States	100.00%	Manufacture and sale of semiconductor parts

KYOCERA OPTICS, INC.	United States	100.00%	Sale of optical instruments

KYOCERA INDUSTRIAL CERAMICS CORPORATION	United States	100.00%	Manufacture and sale of fine ceramic-related products and sale of electronic devices

KYOCERA SOLAR, INC.	United States	100.00%	Manufacture and sale of solar energy products

KYOCERA WIRELESS CORP.	United States	100.00%	Manufacture and sale of telecommunications equipment

KYOCERA TYCOM CORPORATION	United States	100.00%	Manufacture and sale of micro drills

KYOCERA MEXICANA, S.A. DE C.V.	Mexico	100.00%	Assembly and plating services

YASHICA KYOCERA GmbH	Germany	100.00%	Sale of optical instruments

KYOCERA FINECERAMICS GmbH	Germany	100.00%	Sale of fine ceramic-related products and electronic devices

KYOCERA MITA AMERICA, INC.	United States	100.00%	Sale of information equipment

KYOCERA MITA (U.K.) LTD.	United Kingdom	100.00%	Sale of information equipment

KYOCERA MITA AUSTRALIA PTY. LTD.	Australia	100.00%	Sale of information equipment

Name	Country of Incorporation	Percentage held by Kyocera	Main Business

KYOCERA MITA EUROPE B.V.	Netherlands	100.00%	Sale of information equipment

KYOCERA MITA DEUTSCHLAND GmbH	Germany	100.00%	Sale of information equipment

KYOCERA MITA FRANCE S.A.	France	100.00%	Sale of information equipment

KYOCERA MITA ITALIA S.P.A.	Italy	100.00%	Sale of information equipment

KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.	Hong Kong	100.00%	Manufacture of information equipment

KYOCERA MITA CORPORATION	Japan	100.00%	Manufacture and sale of information equipment

KYOCERA MITA JAPAN CORPORATION	Japan	100.00%	Sale of information equipment

KYOCERA ASIA PACIFIC PTE. LTD.	Singapore	100.00%	Sale of fine ceramic-related products and electronic devices

YASHICA HONG KONG, CO., LTD.	Hong Kong	100.00%	Intermediary services as to sale of optical instruments

UNIVERSAL OPTICAL INDUSTRIES LTD.	Hong Kong	100.00%	Manufacture and sale of optical instruments

PIAZZA INVESTMENT CO., LTD.	Hong Kong	100.00%	Real estate leasing

P.T. KYOCERA INDONESIA	Indonesia	100.00%	Manufacture and sale of electronic devices

KYOCERA YASHICA DO BRASIL INDÚSTRIA E COMÉRCIO LTDA.	Brazil	100.00%	Manufacture and sale of optical instruments

SHANGHAI KYOCERA ELECTRONICS CO., LTD.	China	90.00%	Manufacture and sale of fine ceramic-related products and electronic devices

SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.	China	100.00%	Real estate leasing

Name	Country of Incorporation	Percentage held by Kyocera	Main Business

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.	China	90.00%	Manufacture and sale of optical instruments

KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.	China	70.00%	Manufacture and sale of telecommunications equipment

KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.	China	90.00%	Manufacture and sale of information equipment

KYOCERA PRECISION TOOLS KOREA CO., LTD.	Korea	90.00%	Manufacture and sale of cutting tools

AVX CORPORATION	United States	70.10%	Manufacture and sale of electronic devices

KYOCERA ELCO CORPORATION	Japan	100.00%	Manufacture and sale of electronic devices

KYOCERA ELCO KOREA CO., LTD.	Korea	100.00%	Manufacture and sale of electronic devices

KYOCERA ELCO HONG KONG LTD.	Hong Kong	100.00%	Sale of electronic devices

KYOCERA COMMUNICATION SYSTEMS CO., LTD.	Japan	76.30%	Development and sale of software

KYOCERA OPTEC CO., LTD.	Japan	100.00%	Manufacture and sale of optical instruments

HOTEL KYOCERA CO., LTD.	Japan	100.00%	Hotel management and operations

KYOCERA SOLAR CORPORATION	Japan	100.00%	Sale of solar energy products

KYOCERA LEASING CO., LTD.	Japan	100.00%	Various leasing services, property management and financing services

KYOCERA REALTY DEVELOPMENT CO., LTD.	Japan	100.00%	Real estate services

KYOCERA INTERNATIONAL CO., LTD.	Japan	100.00%	Insurance and travel agency

Name	Country of Incorporation	Percentage held by Kyocera	Main Business
KYOCERA CHEMICAL CO., LTD.	Japan	100.00%	Manufacture and sale of electronic material

And other 98 companies

Subsidiaries and Affiliates accounted for by equity method

TAITO CORPORATION	Japan	36.02%	Amusement services

KINSEKI, LIMITED	Japan	28.09%	Manufacture and sale of electronic device products

And other 17 companies

5. Employees

At March 31, 2003, Kyocera had 49,420 employees, of whom 10,757 work for Fine ceramics group, 18,014 work for Electronic device group, 15,405 work for Equipment group, 3,263 work for Others and 1,981 work for Corporate. Kyocera’s number of employees at March 31, 2003 increased by 5,185 compared with at March 31, 2002 due mainly to an increase in the number of employees at subsidiaries in China.

The Company had 13,937 employees, and their average age and average service years were 36.6 and 13.9, respectively. The average yearly salary for the Company’s employees was ¥5,600,338.

The Company’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2. Business Results and Financial Condition

1. Summary of Financial Results

(1) Financial Results

Despite less component inventory adjustments around the world and a consequent resurgence in demand in the mobile handsets market, persistent price erosion for components led Kyocera’s components business to a harsh condition in the electronics market, and as a result, consolidated net sales of Fine ceramics group and Electronic device group decreased. However, timely launches of new products of Equipment group including telecommunications equipment and information equipment contributed to increased consolidated net sales compared with fiscal 2002.

Profit from operations, income before income taxes and net income increased compared with fiscal 2002 respectively, due mainly to increased sales and improved productivity in Equipment group as well as to decrease in restructuring costs in overseas subsidiaries, recorded in fiscal 2002.

In fiscal 2003, booking amount increased by ¥111,034 million (11.3%) compared with fiscal 2002, to ¥1,093,554 million, and production amount increased by ¥87,870 million (9.1%) compared with fiscal 2002, to ¥1,056,088 million. Net sales increased by ¥35,196 million (3.4%) compared with fiscal 2002, to ¥1,069,770 million, profit from operations increased by ¥31,827 million (61.7%) compared with fiscal 2002, to ¥83,388 million, income before income taxes increased by ¥20,639 million (37.3%) compared with fiscal 2002, to ¥76,037 million, and net income increased by ¥9,212 million (28.8%) compared with fiscal 2002, to ¥41,165 million.

Upon adoption of the Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” in fiscal 2003, Kyocera recorded a cumulative effect of change in accounting principle, net of tax, of ¥2.3 billion. This was mainly due to an impairment loss of approximately ¥3.2 billion on goodwill related to the acquisition of KYOCERA TYCOM CORP., a subsidiary in the United States.

In addition, due to a significant decline in stock prices in Japanese stock market, Kyocera recorded losses on devaluation of investment securities including financial institutions, and also recognized a loss of devaluation of investment in KINSEKI, LTD., a domestic affiliate accounted for by equity method, as a result of strict application of accounting principles generally accepted in the United Stated of America. These losses of devaluation on investment securities and investment in an affiliate amounted to approximately ¥8 billion in total.

On July 23, 2002, the Ninth Circuit Court of Appeals rendered its decision with respect to the arbitration between the Company and U.S. based LaPine Technology Corporation (LTC), Prudential-Bache Trade Corporation (presently renamed Prudential-Bache Trade Services, Inc.) for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The Company was ordered to pay approximately US$453 million, including interest and attorneys’ fees, whereupon the Company immediately filed a Petition for Rehearing and Suggestion for Rehearing En Banc. The Ninth Circuit Court of Appeals entered an order on December 17, 2002 that the case be reheard before an en banc court.

(1) Fine ceramics group

Net sales of parts for semiconductor and LCD fabrication equipment and SMD packages for mobile phones increased in line with a recovery in market conditions. In addition, market demand for sapphire substrates for LCD projectors and ceramic packages for camera modules for mobile handsets increased. As a result, booking amount of this segment increased by ¥155 million (0.1%) compared with fiscal 2002, to ¥238,419 million.

Conversely, shipping volume of optical communication packages and components decreased appreciably due to the slump in the global optical communications market. As a result, production amount decreased by ¥8,636 million (3.7%) compared with fiscal 2002, to ¥223,415, and net sales decreased by ¥14,012 million (5.5%) compared with fiscal 2002, to ¥238,867 million. Operating profit decreased by ¥1,340 million (6.7%), to ¥18,797 million.

(2) Electronic device group

A recovery in demand for mobile phone components, including ceramic capacitors and timing devices such as TCXOs, after handset manufactures had largely eliminated excess components inventories, led to an increase in shipping volume in this segment. In fiscal 2003, booking amount increased by ¥26,992 million (12.9%) compared with fiscal 2002, to ¥236,883 million, and production amount increased by ¥12,295 million (4.9%) compared with fiscal 2002, to ¥262,032 million. Due to a sharp drop in component price, however, net sales decreased by ¥6,976 million (3.0%) compared with fiscal 2002, to ¥227,962 million.

A decrease in one-off expenses associated with structural reforms at AVX CORP. recorded in fiscal 2002, which included the integration of production bases and personnel reductions, coupled with increased efficiency in domestic production as well as higher productivity and reduced costs in China, led to an increase in operating profit by ¥7,444 million (170.3%) compared with fiscal 2002, to ¥11,816 million.

(3) Equipment group

In this segment, booking amount increased by ¥76,748 million (16.6%) compared with fiscal 2002, to ¥538,967 million, production amount increased by ¥79,670 million (17.8%) compared with fiscal 2002, to ¥526,695 million, and net sales increased by ¥51,491 million (10.8%) compared with fiscal 2002, to ¥529,784 million.

Sales of camera-equipped handsets in Japan and CDMA 2000 1x handsets in the United States grew steadily, and aggressive market development and high sales of PHS-related products in overseas markets helped net sales and operating profit in the telecommunications equipment business to increase. Information equipment business grew significantly due mainly to timely product launches of network-compatible, mid-to high-speed digital multifunction peripherals (MFPs) and to the market’s increasing confidence in our products. As a result, operating profit in this segment increased by ¥15,607 million (63.9%) compared with fiscal 2002, to ¥40,020 million.

(4) Others

Though business climate of KYOCERA LEASING CO., LTD., telecommunication engineering and information systems at KYOCERA COMMUNICATION SYSTEMES CO., LTD. was severe, a newly consolidation of KYOCERA CHEMICAL CORP. produced a positive impact on this segment. As a result, booking amount of this segment increased by ¥7,139 million
(9. 9%) compared with fiscal 2002, to ¥79,285 million, production amount increased by ¥4,541 million (11.5%) compared with fiscal 2002, to ¥43,946 million, net sales increased by ¥98 million (0.1%) compared with fiscal 2002, to ¥86,214 million. Operating profit decreased slightly by ¥194 million (2.6%) compared with fiscal 2002, to ¥7,244 million.

<Geographic Segment>

(1) Japan

Net sales increased by ¥14,629 million (3.6%) compared with fiscal 2002, to ¥423,190 million due to high demand for fine ceramic parts and telecommunications equipment, especially for mobile handsets.

(2) United States of America

Net sales decreased by ¥24,762 million (8.6%) compared with fiscal 2002, to ¥264,755 million due to a slump in demand for semiconductor parts in the optical communications market.

(3) Asia

Net sales increased by ¥30,035 million (20.2%) compared with fiscal 2002, to ¥178,384 million due to expanded sales of electronic devices, telecommunications and information equipment.

(4) Europe

Net sales increased by ¥2,800 million (2.0%) compared with fiscal 2002, to ¥144,293 million due to a steady rise in sales of information equipment.

(2) Cash flow

Cash and cash equivalents increased in fiscal 2003 by ¥17,411 million to ¥298,310 million.

(1) Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal 2003 increased by ¥19,825 million to ¥160,754 million from ¥140,929 million in fiscal 2002. This was mainly because net income increased by ¥9,212 million to ¥41,165 million compared with fiscal 2002. An increase in notes and accounts payable which resulted from an increase of purchase within Equipment group near the fiscal year end contributed to an increase in net cash provided by operating activities, but this increase was offset by a net increase in receivables and diminution in the effect of losses on and a decrease in inventories. A decrease in payments for income taxes which was due to a decrease in taxable income in fiscal 2002 also contributed to the increase in net cash provided by operating activities.

(2) Cash Flows from Investing Activities

Net cash used in investing activities in fiscal 2003 increased by ¥7,374 million to ¥58,512 million from ¥51,138 million in fiscal 2002. This was due primarily to a decrease in proceeds from maturities of securities, despite of a continuous decrease in capital expenditures mainly within Fine ceramics group.

(3) Cash Flows from Financing Activities

Net cash used in financing activities in fiscal 2003 increased by ¥56,266 million to ¥74,662 million from ¥18,396 million in fiscal 2002. This was due mainly to a significant increase in purchase of treasury stock.

2. Production, Booking and Sales Condition

Production, booking and sales condition of Kyocera are disclosed related to operating segments in “1. Summary of Financial Results.”

3. Remaining Challenges

Kyocera promotes “value-added diversification” to achieve further growth as bellow.

<Boost Sales in China>

Kyocera continues to strengthen production bases and create sales networks in China with the objective of expanding sales by cultivating Chinese market, where a lot of electronic equipment manufactures possess production facilities and huge personal consumption market exists. Based on this strategy, we established KYOCERA (TIANJIN) SALES AND TRADING CORPORATION, the first joint venture funded by a non-Chinese manufacturing enterprise in China, that can deal in both products manufactured in China and products imported into China. Kyocera will expand sales of its products in China via this new sales company by meeting various customer needs promptly.

<Rapidly Enhance Profitability of Components Business>

Recovery in demand is forecasted in the electronics industries with the completion of global components inventory adjustments. However, with continued declines in component prices expected, Kyocera will focus on gaining market share in areas where Kyocera commands high global share by further strengthening products development to increase profitability and will consolidate its position as a market leader as well as reduce costs by expanding production volumes.

Furthermore, Kyocera will boost profitability by developing new markets as well as existing ones. In view of rising demand for safer and more eco-friendly products for automotive electronics, Kyocera will leverage its abundant resources, from components and devices to various equipments, to develop high-value-added products and expand businesses in the automotive market.

To comprehensively reduce costs and enhance price competitiveness, Kyocera will expand production volume of multipurpose components in China. In addition to increasing efficiency of production in Japan, Kyocera intends to strengthen new product development and bolster production of high-value-added products.

<Further Expand Sales and Boost Profitability of Equipment Group>

With regard to telecommunications equipment, Kyocera aims to become a leader in the CDMA handset market by pursuing a global marketing strategy, pursuing synergy at bases in Japan, Korea, the United States and China, and optimizing global product development and production structure.

Kyocera aims to increase profitability of the information equipment business by expanding sales network, enhancing product lineup and boosting customer confidence.

To raise profitability in the optical instruments business, Kyocera will reduce costs by increasing production of digital cameras in China, as well as aggressively launching new products into the market.

4. Significant Patents and Licenses

The following table shows significant license agreements at March 31, 2003.

Counter Party	Country	Contents	Period
Hitachi, Ltd.	Japan	License under patents regarding liquid crystal display elements	From April 1, 1993 to March 31, 2004

Philips Electronics N.V.	Netherlands	License under patents regarding optical disk system	From June 28, 1993 to patent expiration

Semiconductor Energy Laboratory Co., Ltd.	Japan	License under patents regarding amorphous silicon drums and devices using such drums	From February 15, 1994 to patent expiration

International Business Machines Corporation	United States	License under patents regarding ceramic products, electric/ electronic parts and components License under patents regarding information processing systems	From June 30, 1995 to patent expiration

Qualcomm Incorporated	United States	License under patents regarding cellular phones using CDMA technology	From August 31, 1996 to patent expiration

Solar Physics Corporation	United States	License under patents regarding amorphous silicon drums and devices using such drums	From February 5, 1997 to patent expiration

Defense Evaluation and Research Agency	United Kingdom	License under patents regarding liquid crystal panels	From April 1, 1997 to patent expiration

Johnson Marthey Semiconductor Packages, Inc.	United States	License regarding semiconductor packages and printed circuit boards	From June 11, 1997 to June 11, 2007

Philips Electronics N.V.	Netherlands	License under patents regarding global system mobile communication (“GSM”) cellular handsets	From February 15, 1999 to February 11, 2009

NEC Corporation	Japan	License under patents regarding PDC handsets and PHS handsets	From July 1, 2000 to September 14, 2010

Advanced Ceramics Research Incorporated	United States	License to use technology and patents regarding ceramic fiber	From September 15, 2000 to patent expiration

Ricoh Company, LTD	Japan	License under patents regarding electronic photo printer	From June 1, 2001 to May 31, 2006

Counter Party	Country	Contents	Period
Lucent Technologies GRL Corporation	United States	License under patents regarding wireless subscriber equipment	From August 28, 2001 to December 31, 2004

Motorola Incorporated	United States	License under patents regarding cellular phone	From January 1, 2002 to December 31, 2003

Eastman Kodak Company	United States	License under patents regarding digital camera	From April 1, 2002 to March 31, 2012

Forgent Networks, Inc./ Compression Labs, Inc.	United States	License under patents regarding digital camera	From October 30, 2002 to September 17, 2007

Toshiba Corporation	Japan	License under patents regarding aluminum nitride	From January 1, 2003 to December 31, 2007

Seiko Epson Corporation	Japan	License under patents regarding LCD panel modules (Super twisted nematic (“STN”)	From January 1, 2003 to December 31, 2007

Koninklijke Philips Electronics N.V.	Netherlands	License under patents regarding PDC handsets and PHS handsets	From March 19, 2003 to patent expiration

5. Research and Development Activities

Kyocera accelerates its “high-value-added” business diversification strategy and focuses on the development of high-value-added products in the growing business areas both in components business and equipment business.

(1) Fine ceramics group

Kyocera is strengthening its development of ceramic packages, packages for image sensors as well as ceramic antennas for mobile phones.

Kyocera will aggressively advance the development of components in line with rising demand for car electronics, ITS and safety driving requirement, eco-friendly products in the automotive market, where high medium-term growth is anticipated. Specifically, we are strengthening the development of millimeter-wave modules, power module substrates, packages for image sensors and piezoelectric actuators.

In addition, Kyocera is promoting the development of raw materials including new materials to further improve our cutting tools and various ceramic packages.

(2) Electronic device group

Kyocera is striving to develop a variety of electronic components and devices for growing markets such as digital home appliance, telecommunications equipment, information equipment and automotive markets. Kyocera is developing miniature and high-capacitance, ultra-high-capacitance capacitors as well as miniature and low profile, and high-frequency timing devices. To support its development, Kyocera is also developing a variety of materials and core technologies such as high density substrates and high density mounted technologies.

In addition, Kyocera will commence a new micro device business at its Shiga Yokaichi Plant. Kyocera will concentrate research and development and its production resources by thin-film technology for use in high-frequency components and circuits creating a specialized wafer manufacturing line for cost reduction and intend to reduce lead time from development to mass production. Kyocera will develop decoupling devices, high-frequency components as SAW filters, and LED chips.

(3) Equipment group

In the telecommunications equipment business, Kyocera will develop mobile handsets featuring with high-pixel camera equipped and video streaming and CDMA2000 related products. In addition, Kyocera is strengthening development of high-speed wireless Internet equipment for wireless broadband communications.

In the information equipment business, Kyocera is seeking to develop digital multi-function peripherals integrated copiers and printers and information equipment suitable to network connectivity.

Furthermore, Kyocera is working towards the development of digital camera modules for mobile handsets as well as various optical cameras for use in the automotive market to strengthen its optical instruments business.

The research and development expenses in fiscal 2003 increased by ¥6,869 million (17.0%), to ¥47,268 million, amounted 4.4% of net sales. The amounts by operating segment were as follows; Fine ceramics group increased by ¥141 million (1.9%), to ¥7,585 million, Electronic device group decreased by ¥460 million (4.4%), to ¥9,976 million, and Equipment group increased by ¥6,543 million (29.3%) to ¥28,907 million compared with fiscal 2002, respectively.

Item 3. Equipment and Facilities

1. Information on Equipment and Facilities

Kyocera’s capital expenditures in fiscal 2003 focused on the streamlining of production processes to improve productivity, and investments for new facilities in Fine ceramics group and Electronic device group were adequately controlled. As a result, total capital expenditures in fiscal 2003 decreased by ¥14,017 million (25.7%) compared with fiscal 2002, to ¥40,614 million.

All capital expenditures were funded by Kyocera’s own cash in hand and cash generated by operations without the financing activities including issuance of new corporate bonds.

The amounts by operating segment were as follows; Fine ceramics group decreased by ¥6,441 million (44.3%) to ¥8,095 million, Electronic device group decreased by ¥2,611 million (16.2%), to ¥13,501 million, and Equipment group decreased by ¥1,698 million (11.3%). to ¥13,311 million compared with fiscal 2002, respectively.

2. Information on Equipment and Facilities

The following table shows major Equipment and Facilities at March 31, 2003.

Name of Plant	Location	Principal Products Manufactured	Book Value for tangible assets	Number of employee
The Company
Kagoshima Sendai Plant	Sendai, Kagoshima	Semiconductor parts, electronic components, fine ceramic parts	18,113	2,422

Kagoshima Kokubu Plant	Kokubu, Kagoshima	Semiconductor parts, electronic components, fine ceramic parts	20,281	3,334

Yokaichi Plant	Yokaichi, Shiga	Electronic components, fine ceramic parts, solar heat collectors, solar cells	12,006	1,147

Hokkaido Kitami Plant	Kitami, Hokkaido	Fine ceramic parts, telecommunications equipment, electronic components	4,859	716

Kyocera (Domestic)
KYOCERA COMMUNICATION SYSTEMS CO., LTD.	Fushimi, Kyoto	Computers	788	1,243

KYOCERA REALTY DEVELOPMENT CO., LTD.	Shibuya, Tokyo	Hotel and buildings for lease	15,165	221

KYOCERA OPTEC CO., LTD.	Oume, Tokyo	Optical components	700	263

KYOCERA MITACORPORATION	Chuo, Osaka	Information handling equipment, page printers	6,671	1,338

KYOCERA ELCO CORPORATION	Yokohama, Kanagawa	Electronic components	3,378	262

KYOCERA CHEMICAL CO., LTD.	Kawaguchi, Saitama	Electronic material and components	6,978	606

Kyocera (Overseas)
AVX CORPORATION	Myrtle Beach South Carolina, U.S.A	Electronic components	6,825	1,560

AVX CZECH REPUBLIC. S.R.O	Lanskron, Czech Republic	Electronic components	9,542	2,408

AVX LTD.	Paignton, U. K.	Electronic components	2,651	451

AVX / KYOCERA(SINGAPOLE) PTE. LTD.	San Salvador, El Salvador	Electronic components	2,244	2,109

KYOCERA AMERICA, INC.	San Diego, California, U.S.A.	Semiconductor parts	1,699	689

KYOCERA INDUSTRIAL CERAMICS CORP.	Vancouver, Washington, U.S.A.	Fine ceramic parts, electronic components	713	304

KYOCERA TYCOM CORPORATION	Irvine, California, U.S.A.	Cutting tools	1,052	392

Name of Plant	Location	Principal Products Manufactured	Book Value for tangible assets	Number of employee
KYOCERA WIRELESS CORPORATION	San Diego, California, U.S.A.	Communication devices equipment	2,454	2,045

KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.	New Territories, Hong Kong	Information handling equipment, page printers	3,010	158

KYOCERA MITA SOUTH CAROLINA, INC.	Fountain Inn, South Carolina, U.S.A	Information handling equipment, page printers	2,278	148

SHANGHAI KYOCERA ELECTRONICS CO., LTD.	Shanghai, China	Semiconductor parts, electronic components, fine ceramic parts,	13,331	2,945

DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.	Dongguan, Guangdong, China	Optical components	2,401	2,638

KYOCERA PRECISION TOOLS KOREA CO., LTD.	Incheon, Korea	Cutting tools	848	179

3. Plan for Capital Expenditures, Sales and Disposal

(1) Investment for Key Equipment and Facilities

Kyocera operates various businesses based on its four operating segments. At March 31, 2003, Kyocera did not determine its plans for capital expenditure by each project. Thus, Kyocera describes its plans for capital expenditure in fiscal 2004 by its four operating segments.

Operating segment	The amount of plans for capital expenditure in fiscal 2004 (millions of yen)	Major contents and purposes	Funding
Fine ceramics group	11,000	Introduction and maintenance of equipment to improve productivity of semiconductor parts and fine ceramic parts	Cash in hand and cash generated by business operations
Electronic device group	14,000	Introduction and maintenance of equipment to improve productivity of electronic components and devices	Cash in hand and cash generated by business operations
Equipment group	14,000	Introduction and maintenance of equipment to improve productivity of next generation mobile handsets and information equipment	Cash in hand and cash generated by business operations
Others	1,000	Telecommunication network systems construction	Cash in hand and cash generated by business operations
Corporate	1,000	Improvement and maintenance of corporate headquarters and offices	Cash in hand and cash generated by business operations
Total	41,000	•	•

(Notes)

1. The amount of plans for capital expenditure does not include consumption taxes and local consumption taxes.

2. Plans for capital expenditures by each operating segment are as follows.

(1) Fine ceramics group

Investments in streamlining of production process of consumer-related products such as solar systems, semiconductor parts and fine ceramic parts for electronic industries and semiconductor parts are planned.

(2) Electronic device group

Investments in streamlining of production process of manufacturing electronic devices at AVX CORP. and the Company are planned.

(3) Equipment group

Investments in strengthening production capacity of information equipment in China and streamlining of production process of manufacturing telecommunications equipment are planned.

(4) Others

Investments in telecommunication network systems’ construction to strengthen data center business at KYOCERA COMMUNICATION SYSTEMS CO., LTD. are planned.

(5) Corporate

Renewal and maintenance of Corporate headquarters and offices in Japan are planned.

(2) Sale and Disposal of Equipment and Facilities

Kyocera does not plan to sell or dispose equipment or facilities that significantly affect its production capability, except its sale and disposal of ordinary renewals of equipment and facilities.

Item 4. Information on KYOCERA CORPORATION

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

1) Authorized Capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized for issuance by the Company is 600,000,000 shares.

2) Number of Shares of Common Stock Issued

At June 26, 2003, and March 31, 2003, number of shares issued was 191,309,290, registered on Tokyo, Osaka Stock Exchange in Japan and New York Stock Exchange in U.S.A. as follows:

Title of Each Class Common Stock Common Stock American Depositary Shares	Name of Each Exchange On Which Registered Tokyo Stock Exchange Osaka Stock Exchange New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan at June 26, 2003, and March 31, 2003.

Number of stock acquisition rights	1,412

Class of shares issued for stock acquisition rights	Common Stock

Number of shares issued for stock acquisition rights	141,200

Amount to be paid in upon exercise of stock acquisition rights	9,290

Exercise period for stock acquisition rights	From October 1, 2002 to September 30, 2003

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the party who has received such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor or employee of the Company or a subsidiary thereof at the time of exercise.

(ii) In event of death of the Acquisition Rights Holder, the inheritor may exercise stock acquisition rights inherited for a period of 6 months.

(iii) Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

(3) Status of Common Stock and Capital

On August 1, 2002, to accomplish the stock swap agreement with Toshiba Chemical Corporation (currently renamed as Kyocera Chemical Corporation), the Company newly issued shares of common stock. The following table shows a change in number of shares and amounts of capital and additional paid-in capital.

			(Yen in millions except number of shares)
Date of issuance	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid-in capital	Total amount of additional paid- in capital
August 1, 2002	990,990	191,309,290	—	115,703	11,351	185,838

(4) Category of Shareholders

The following table shows a category of shareholders at March 31, 2003. (1 tradable unit = 100 shares)

Category	Number of shareholders	Number of units held	Number of units held/Number of units issued (%)
Government	1	55	0.00%
Financial institutions	256	784,002	41.10%
Securities firms	92	23,161	1.21%
Other Japanese entities	994	130,409	6.84%
Foreign entities, etc.	688	474,924	24.90%
Of which individuals	7	81	0.00%
Individuals and others	80,962	494,932	25.95%

Total	82,993	1,907,483	100.00%
Aggregated number of shares constituting less than one tradable unit	—	560,990	—

(5) Major Shareholders

The following table shows the ten largest shareholders of record of the Company at March 31, 2003.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	13,758	7.19%
The Master Trust Bank of Japan, Ltd. (Trust Account)	9,772	5.10%
The Bank of Kyoto, Ltd.	7,218	3.77%
Kazuo Inamori	6,806	3.55%
UFJ Trust Bank Limited (Trust Account A)	5,101	2.66%
The Inamori Foundation	4,680	2.44%
UFJ Bank Limited	3,919	2.04%
Keiai Kosan K.K.	3,549	1.85%
State Street Bank and Trust Company (Standing proxy: The Mizuho Corporate Bank, Limited)	3,096	1.61%
Nats Cumuco (Standing proxy: Sumitomo Mitsui Banking Corporation)	2,809	1.46%

Total	60,711	31.73%

(6) Voting Rights

The following table shows voting rights of common stock of the Company at March 31, 2003.

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights	—	—
Shares with full voting rights (treasury stock)	6,345,100 shares of common stock	—
Shares with full voting rights (other)	184,403,200 shares of common stock	1,844,032
Shares constituting less than one unit	560,990 shares of common stock	—
Total number of shares issued	191,309,290 shares of common stock	—
Total voting rights of all shareholders	—	1,844,032

Treasury stocks of 6,344,900 shares were all held by the Company, and its ownership to total number of shares issued was 3.31% at March 31, 2003. (There were another 200 shares which were not held by the Company substantially but were named as the Company.)

(7) Stock Options

The Company provides stock option plans.

These plans were resolved in the 45th (on June 29, 1999), the 46th (on June 29, 2000), and the 47th (on June 27, 2001) Ordinary General Shareholders Meeting of the Company to be provided for parties indicated in the following table who were enrolled on the day of each Ordinary General Shareholders Meeting of the Company by purchasing treasury stocks, pursuant to Articles 210-2 of the pre-amended Commercial Code of Japan. These plans were also resolved in the 48th (on June 26, 2002) and the 49th (on June 25, 2003) Ordinary General Shareholders Meeting of the Company to be provided by issuing stock acquisition rights pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

The following table shows details of the stock option plans.

Date of resolution	June 29, 1999
Parties who are provided the rights (number of parties)	Directors of the Company (36) Riji, Sanji and Fuku-Sanji, as determined pursuant to the Company’s internal employee title system (858)

Class of shares issued for stock acquisition rights	Common Stock

Number of shares	1,325,600

Amount to be paid in upon exercise of stock acquisition rights	8,029

Exercise period for stock acquisition rights	From October 1, 1999 to September 30, 2003

Conditions for exercise of stock acquisition rights

(i) The Acquisition Rights Holder loses his/her rights after a retirement.

(ii) In event of death of the Acquisition Rights Holder, the inheritor cannot succeed to stock acquisition rights.

(iii) Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

Date of resolution	June 29, 2000
Parties who are provided the rights (number of parties)	Employees who were promoted to Fuku-Sanji as determined pursuant to the Company’s internal employee title system after July 1, 1999 (64)

Class of shares issued for stock acquisition rights	Common Stock

Number of shares	76,800

Amount to be paid in upon exercise of stock acquisition rights	18,900

Exercise period for stock acquisition rights	From October 1, 2000 to September 30, 2004

Conditions for exercise of stock acquisition rights

(i) The Acquisition Rights Holder loses his/her rights after a retirement.

(ii) In event of death of the Acquisition Rights Holder, the inheritor cannot succeed to stock acquisition rights.

(iii) Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

Date of resolution	June 27, 2001
Parties who are provided the rights (number of parties)	Directors of the Company (9) Employees who were promoted to Fuku-Sanji as determined pursuant to the Company’s internal employee title system after July 1, 2000 (72)

Class of shares issued for stock acquisition rights	Common Stock

Number of shares	59,200

Amount to be paid in upon exercise of stock acquisition rights	9,470

Exercise period for stock acquisition rights	From October 1, 2001 to September 30, 2003

Conditions for exercise of stock acquisition rights

(i) The Acquisition Rights Holder loses his/her rights after a retirement.

(ii) In event of death of the Acquisition Rights Holder, the inheritor cannot succeed to stock acquisition rights.

(iii) Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

Date of resolution	June 26, 2002
Parties who are provided the rights	Persons approved by the Board of Directors of the Company from among the Directors, Corporate Auditors and employees of the Company and its subsidiaries.

Class of shares issued for stock acquisition rights	Common Stock

Number of shares	143,600

Amount to be paid in upon exercise of stock acquisition rights	9,290

Exercise period for stock acquisition rights	From October 1, 2002 to September 30, 2003

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the Acquisition Rights Holder must be a Director, Corporate Auditor or employee of the Company or a subsidiary thereof at the time of exercise.

(ii) In event of death of the Acquisition Rights Holder, the inheritor may exercise stock acquisition rights inherited for a period of 6 months.

(iii) Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

Date of resolution	June 25, 2003
Parties who are provided the rights	Persons approved by the Board of Directors of the Company from among the Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries.

Class of shares issued for stock acquisition rights	Common Stock

Number of shares	1,100,000

Amount to be paid in upon exercise of stock acquisition rights	(See Note below.)

Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008

Conditions for exercise of stock acquisition rights

(i) In order to exercise stock acquisition rights, the Acquisition Rights Holder must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

(ii) In event of death of the Acquisition Rights Holder, the inheritor may exercise stock acquisition rights inherited for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.

(Note)

The exercise price shall be the average of the closing price of the shares of the Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one yen. Provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the exercise price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided, further that (i) in the event of any stock split or (ii) in the event of any issuance by the Company of new shares of Common Stock at a price less than the market price thereof (excluding issuance as a result of exercise of the stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise price after adjustment	=	Exercise price before adjustment	x	Number of shares issued		Increase in number of shares as a result of stock split or new issue	x	Exercise price per share

					+	Market price per share prior to stock split or new issue

				Number of shares issued	+	Increase in number of shares as a result of stock split or new issue

2. Treasury Stock

(1) Purchase of treasury stocks under the resolution in the 48th Ordinary General Shareholders Meeting of the Company

Type of stock purchased : Common stock

	Number of shares	Total amount (yen)
Resolution in the 48th (on June 26, 2002) Ordinary General Shareholders Meeting of the Company (2.63% of shares issued of the Company at June 26, 2002)	5,000,000	50,000,000,000
Purchase of treasury stocks under the resolution	5,000,000	41,414,048,000
Unexercised amount under the resolution	—	8,585,952,000
Ratio of unexercise (%)	—	17.17

At June 26, 2003, number of treasury stocks reissued was 12,800, and total amount was ¥102,699,769.

Treasury stocks of 6,344,930 shares were all held by the Company at June 26, 2003.

(2) Resolutions of “Acquisition of its own stock by the Company” in the 49th Ordinary General Shareholders Meeting of the Company

(i) Type of stock to be purchased

     Common stock

(ii) Aggregate number of shares to be purchased

     Up to 5,000,000 shares (2.61% of shares issued of the Company)

(iii) Maximum aggregate purchase price of the stock

     Up to ¥50,000,000,000

Item 3. Dividend Policy

Since its public offering, the Company has endeavored to increase dividends per share in accordance with improvements in performance. The Company has also boosted share dividends by actively applying free-share distributions and stock splits. In the coming years, the Company will work to further improve earnings per share and cash flow, and on the basis of these results, will share the successes in the form of dividends in accordance with holistic judgments.

Kyocera’s goal to constantly enhance profitability will ensure greater returns to shareholders. At the same time, Kyocera will also conduct aggressive investments to be a market leader in the three strategic areas of telecommunications and information processing, environmental protection and quality of life and aim to be a “creative company that continues to grow for the 21st century.” For this purpose, the Company will retain a high level of earnings.

With regard to year-end dividends, based on a resolution approved at the Ordinary General Shareholders Meeting on June 25, 2003, a cash distribution shall be made at the rate of 30 yen per share. Accordingly, total dividends for this fiscal year, including the interim dividend of the same amount already paid, amounted to 60 yen per share, on par with the previous fiscal year. The interim dividend for the period was decided at the Board of Directors’ Meeting held on October 31, 2002.

4. Price Range of Shares

(1) The following table shows price range of shares of the Company in the last five fiscal years.

	Price per share of common stock (yen)
Fiscal years	High	Low
1999	7,460	4,800
2000	28,000	6,200
2001	19,500	9,000
2002	12,900	7,000
2003	10,070	5,630

Share prices were quoted from Tokyo Stock Exchange.

(2) The following table shows price range of shares of the Company for the last six months in fiscal 2003.

	Price per share of common stock (yen)
	High	Low
October, 2002	8,080	7,000
November, 2002	8,240	6,520
December, 2002	8,410	6,850
January, 2003	7,140	6,530
February, 2003	6,820	6,080
March, 2003	6,460	5,630

Share prices were quoted from Tokyo Stock Exchange.

5. Directors and Senior Management

The following table shows the Company’s Directors and Corporate Auditors.

Name	Date of Birth	Position	Since	Shares Owned (Thousands)
Kazuo Inamori	January 30, 1932	Chairman Emeritus	1959	6,806

Kensuke Itoh	December 17, 1937	Chairman of the Board and Representative Director	1975	557

Yasuo Nishiguchi	October 9, 1943	Representative Director and President, Executive officer	1987 (President 1999)	4

Masahiro Umemura	August 8, 1943	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate Development Division)	1991	5

Michihisa Yamamoto	November 13, 1942	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate General Affairs Division)	1987	9

Yuzo Yamamura	December 4, 1941	Director (President and Representative Director of KYOCERA ELCO CO., LTD.)	1987	82

Naoyuki Morita	April 8, 1942	Director (President and Representative Director of KYOCERA COMMUNICATION SYSTEMS CO., LTD.)	1987	5

Koji Seki	December 8, 1937	Director (President and Representative Director of KYOCERA MITA CORP.)	1989	4

Noboru Nakamura	October 6, 1944	Director (Vice President and Representative Director of KYOCERA CHEMICAL CORP.)	1991	3

Isao Kishimoto	November 30, 1943	Director (President and Representative Director of KINSEKI, LTD.)	1993	3

Name	Date of Birth	Position	Since	Shares Owned (Thousands)
Hisao Hisaki	July 2, 1946	Director and Managing Executive Officer (Executive Vice President of KYOCERA (TIANJIN) SALES AND TRADE CORP.)	1991	3

Rodney N. Lanthorne	February 5, 1945	Director (President of KYOCERA INTERNATIONAL, INC.)	1989	3(ADR)

John S. Gilbertson	December 4, 1943	Director (CEO and President of AVX CORPORATION)	1995	15(ADR)

Atsushi Mori	September 9, 1937	Full-time Corporate Auditor	2002	10

Yuji Itoh	November 6, 1936	Full-time Corporate Auditor	1998	2

Yasuo Akashi	May 29, 1944	Full-time Corporate Auditor	2003	6

Osamu Nishieda	January 10, 1943	Corporate Auditor	1993	1,000

Shinji Kurihara	August 25, 1927	Corporate Auditor	2003	—

The Company introduced an executive officer system. Objectives for introduction are to establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment, and to train the next generation as the executives.

The following table shows the Company’s Executive Officers.

Name	Position
Yasuo Nishiguchi	Representative Director and President, Executive Officer

Masahiro Umemura	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate Development Division)

Michihisa Yamamoto	Representative Director and Executive Vice President, Executive Officer (General Manager of Corporate General Affairs Division)

Hisao Hisaki	Director and Managing Executive Officer (Executive Vice President of KYOCERA (TIANJIN) SALES AND TRADE CORP.)

Isao Yukawa	Managing Executive Officer (General Manager of Corporate Solar Energy Division)

Hisashi Sakumi	Managing Executive Officer (Deputy General Manager of Corporate General Affairs Division)

Name	Position

Hideki Ishida	Managing Executive Officer (General Manager of Corporate Business Systems Administration Division)

Tsutomu Yamori	Managing Executive Officer (General Manager of Personnel Division)

Masahiro Inoue	Managing Executive Officer (General Manager of Corporate Optical Equipment Division)

Eiichi Toriyama	Managing Executive Officer (General Manager of Corporate Electronic Components Sales Division)

Makoto Kawamura	Managing Executive Officer (General Manager of Corporate Cutting Tool Division)

Tatsumi Maeda	Managing Executive Officer (General Manager of Corporate Business Strategy Division)

Akiyoshi Okamoto	Senior Executive Officer (President of SHANGHAI KYOCERA ELECTRONICS CO., LTD.)

Takashi Itoh	Senior Executive Officer (General Manager of Corporate Purchasing Division)

Masato Takeda	Senior Executive Officer (General Manager of Corporate R&D Division for Components and Devices)

Yoshihiko Nishikawa	Senior Executive Officer (General Manager of Corporate Legal Affairs and Intellectual Property Division)

Susumu Ohshima	Senior Executive Officer (General Manager of Corporate Semiconductor Components Sales Division)

Koji Mae	Senior Executive Officer (General Manager of Organic Material Components Division)

Tetsuo Kuba	Executive Officer (General Manager of Corporate Fine Ceramics Division)

Osamu Nomoto	Executive Officer (General Manager of Ceramic Packages Division)

Gen Takayasu	Executive Officer (General Manager of Communication Devices Division)

Nobuhiro Ochiai	Executive Officer (General Manager of Corporate Capacitor Division)

Shigeru Osaka	Executive Officer (General Manager of Corporate Electronic Devices Division)

Yasuyuki Yamamoto	Executive Officer (General Manager of Corporate Mobile Communication Equipment Division)

Junichi Jinno	Executive Officer (General Manager of Corporate Communication Systems Equipment Division)

Keijiro Minami	Executive Officer (General Manager of Thin Film Devices Division)

Goro Yamaguchi	Executive Officer (Deputy General Manager of Corporate Semiconductor Components Sales Division)

Name	Position

Junzo Katsuki	Executive Officer (Deputy General Manager of Corporate Electronic Components Sales Division)

Yukihiro Takarabe	Executive Officer (Deputy General Manager of Corporate Cutting Tool Division)

Takashi Naruko	Executive Officer (General Manager of Jewelry and Application Products Division)

Hidenori Miyata	Executive Officer (Deputy General Manager of Corporate R&D Division for Components and Devices)

Masakazu Mitsuda	Executive Officer (Deputy General Manager of Corporate Business Systems Administration Division)

Yoshihito Ota	Executive Officer (General Manager of Corporate Executives Office)

Item 5. Accounting Information

Consolidated Financial Statements and Non-consolidated Financial Statements

(1) Pursuant to the supplementary provision No. 2 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements for the year ended March 31, 2002 are prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Pursuant to the article 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”, the consolidated financial statements for the year ended March 31, 2003 are prepared in conformity with U.S. GAAP.

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963, “Regulation for Financial Statements”), the non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).

The non-consolidated financial statements for the year ended March 31, 2002 are prepared in conformity with pre-amendment of Regulation for Financial Statements, and the non-consolidated financial statements for the year ended March 31, 2003 are prepared in conformity with amendment of Regulation for Financial Statements.

1. Consolidated Financial Statements

(1) Consolidated Financial Statements

The information required by this item is described in the Company’s 2003 Annual Report to Stockholders which is filed in this Form 6-K.

The following pages of the Company’s 2003 Annual Report to Stockholders are incorporated herein by reference:

(2) Other Supplemental Information

< Bond >

None

< Borrowings >

See the Note 9 “Short-term Borrowings and Long-term Debt (Annual Report)”.

< Valuation and Qualifying Accounts >

	Yen in millions
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to other Accounts (A)	Deductions (B)	Balance at End of Period
For the year ended March 31, 2003:
Allowance for doubtful accounts	¥58,665	¥596	¥(157)	¥(3,114)	¥55,990
Allowance for sales returns	7,478	(2,656)	(615)	—	4,207
Allowance for valuation losses on inventories	8,771	1,441	—	—	10,212

Total	¥74,914	¥(619)	¥(772)	¥(3,114)	¥70,409

(A)	Foreign currency translation adjustments and beginning balance of newly consolidated subsidiaries
(B)	Charge-offs

2. Non-Consolidated Financial Statements

BALANCE SHEETS

ASSETS

	Japanese yen in millions
	March 31,
	2003		2002		Increase
	Amount	%	Amount	%	(Decrease)
Current assets :
Cash and bank deposits	¥208,418		¥175,666		¥32,751
Trade notes receivable	47,526		50,580		(3,054)
Trade accounts receivable	74,155		85,035		(10,879)
Marketable securities	14,649		10,901		3,748
Finished goods and merchandise	21,829		35,944		(14,114)
Raw materials	19,413		21,802		(2,388)
Work in process	19,838		20,571		(733)
Supplies	525		490		34
Deferred income taxes	28,592		31,464		(2,872)
Short-term loans	4,036		18,340		(14,304)
Other accounts receivable	2,737		3,800		(1,063)
Other current assets	1,191		761		430
Allowances for doubtful accounts	(26)		(300)		274

Total current assets	442,887	40.5	455,058	41.0	(12,171)

Fixed assets :
Tangible fixed assets :
Buildings	38,924		43,099		(4,174)
Structures	2,451		2,711		(259)
Machinery and equipment	36,012		48,510		(12,497)
Vehicles	28		40		(11)
Tools, furniture and fixtures	9,016		9,519		(503)
Land	30,386		30,335		51
Construction in progress	650		744		(93)

Total tangible fixed assets	117,472	10.7	134,960	12.1	(17,488)

Intangible assets :
Patent rights and others	2,576		4,095		(1,518)

Total intangible assets	2,576	0.2	4,095	0.4	(1,518)

Investments and other assets :
Investments in securities	300,916		312,723		(11,806)
Investments in subsidiaries	194,160		146,436		47,724
Investments in subsidiaries other than equity securities	24,244		25,869		(1,624)
Long-term loans	10,456		23,792		(13,336)
Long-term prepaid expenses	3,935		3,577		358
Other investments	5,002		11,907		(6,904)
Allowances for doubtful accounts	(1,030)		(7,470)		6,440
Allowances for impairment loss on securities	(5,950)		—		(5,950)

Total investments and other assets	531,736	48.6	516,836	46.5	14,899

Total fixed assets	651,785	59.5	655,892	59.0	(4,107)

Total assets	¥1,094,672	100.0	¥1,110,951	100.0	¥(16,278)

LIABILITIES

	Japanese yen in millions
	March 31,
	2003		2002		Increase
	Amount	%	Amount	%	(Decrease)
Current liabilities :
Trade notes payable	—		¥1,023		¥(1,023)
Trade accounts payable	¥50,766		40,899		9,867
Other payables	63,600		66,318		(2,717)
Accrued expenses	7,571		8,810		(1,239)
Income taxes payables	8,500		11,400		(2,900)
Deposits received	2,722		2,581		141
Accrued bonuses	10,900		11,520		(620)
Provision for warranties	778		734		43
Provision for sales returns	217		229		(12)
Other notes payable	—		523		(523)
Other current liabilities	201		770		(569)

Total current liabilities	145,257	13.3	144,810	13.0	446

Non-current liabilities :
Deferred income taxes	15,154		12,640		2,513
Accrued pension and severance costs	67,596		72,612		(5,015)
Directors’ retirement allowance	1,176		1,121		55
Other non-current liabilities	341		332		8

Total non-current liabilities	84,267	7.7	86,706	7.8	(2,438)

Total liabilities	229,525	21.0	231,516	20.8	(1,991)

STOCKHOLDERS’ EQUITY

Common stock	—	—	115,703	10.4	(115,703)
Statutory reserves:
Additional paid-in capital	—		174,487		(174,487)
Legal reserves	—		17,206		(17,206)

Total statutory reserves	—	—	191,693	17.3	(191,693)

Retained earnings:
Reserve for special depreciation	—		3,762		(3,762)
Reserve for research and development	—		1,000		(1,000)
Reserve for dividends	—		1,000		(1,000)
Reserve for retirement benefits	—		300		(300)
Reserve for overseas investments	—		1,000		(1,000)
General reserve	—		446,828		(446,828)
Unappropriated retained earnings	—		35,180		(35,180)

Total retained earnings	—	—	489,071	44.0	(489,071)

Net unrealized valuation gain	—	—	93,076	8.4	(93,076)
Net unrealized valuation gain on other securities	—		93,076		(93,076)

Treasury stock, at cost	—	—	(10,110)	(0.9)	10,110

Total stockholders’ equity	—	—	879,434	79.2	(879,434)

Common stock	115,703	10.5	—	—	115,703
Additional paid-in capital	185,838	17.0	—	—	185,838

Retained earnings:
Legal reserves	17,206		—		17,206
Reserve for special depreciation	3,148		—		3,148
Reserve for research and development	1,000		—		1,000
Reserve for dividends	1,000		—		1,000
Reserve for retirement benefits	300		—		300
Reserve for overseas investments	1,000		—		1,000
General reserve	469,828		—		469,828
Unappropriated retained earnings	29,421		—		29,421

Total retained earnings	522,904	47.8	—	—	522,904

Net unrealized valuation gain	92,735	8.5	—	—	92,735
Net unrealized valuation gain on other securities	92,735		—		92,735

Treasury stock, at cost	(52,033)	(4.8)	—	—	(52,033)

Total stockholders’ equity	865,147	79.0	—	—	865,147

Total liabilities and stockholders’ equity	¥1,094,672	100.0	¥1,110,951	100.0	¥(16,278)

STATEMENTS OF INCOME

	Japanese yen in millions
	Years ended March 31,
	2003		2002		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Recurring profit and loss :
Operating income and expenses :
Net sales	¥482,834	100.0	¥499,264	100.0	¥(16,429)	(3.3)
Cost of sales	374,225	77.5	385,740	77.3	(11,514)	(3.0)
Selling, general and administrative expenses	66,201	13.7	75,159	15.0	(8,958)	(11.9)

Profit from operations	42,407	8.8	38,364	7.7	4,043	10.5

Non-operating income and expenses :
Non-operating income :
Interest and dividend income	13,472	2.8	15,473	3.1	(2,001)	(12.9)
Foreign currency transaction gains, net	—	—	3,753	0.8	(3,753)	—
Other non-operating income	6,105	1.2	3,587	0.7	2,517	70.2

Total non-operating income	19,577	4.0	22,814	4.6	(3,236)	(14.2)

Non-operating expenses :
Interest expense	19	0.0	17	0.0	1	6.3
Foreign currency transaction losses, net	4,650	1.0	—	—	4,650	—
Other non-operating expenses	2,631	0.5	4,748	1.0	(2,117)	(44.6)

Total non-operating expenses	7,300	1.5	4,765	1.0	2,534	53.2

Recurring profit	54,685	11.3	56,412	11.3	(1,727)	(3.1)

Non-recurring gain and loss :
Non-recurring gain	7,230	1.5	1,603	0.4	5,627	351.0
Non-recurring loss	13,339	2.7	6,293	1.3	7,045	112.0

Income before income taxes	48,576	10.1	51,722	10.4	(3,146)	(6.1)
Income taxes—current	13,046	2.7	22,137	4.5	(9,091)	(41.1)
Income taxes—deferred	7,605	1.6	(4,890)	(1.0)	12,496	—

Net income	27,923	5.8	34,475	6.9	(6,551)	(19.0)

Unappropriated retained earnings brought forward from the previous year	7,048		6,376
Net realized loss on treasury stock, at cost	0		—
Interim dividends	5,550		5,671

Unappropriated retained earnings at the end of the year	¥29,421		¥35,180

APPROPRIATION OF RETAINED EARNINGS

	Japanese yen in millions
	Years ended March 31,
	2003	2002	Increase (Decrease)
Unappropriated retained earnings	¥29,421	¥35,180	¥(5,759)
Reversal of reserves:
Reversal of reserve for special depreciation	841	903	(61)

Total	30,262	36,083	(5,820)

To be appropriated as follows:
Dividends (30 yen per share)	5,548	5,671	(122)
Directors’ bonuses (Note)	75	75	—
Reserve for special depreciation	86	289	(202)
General reserve	18,000	23,000	(5,000)
Unappropriated retained earnings carried forward to the next year	¥6,552	¥7,048	¥(495)

Note	: Corporate auditors’ bonuses of 3 million yen and 2 million yen are included in directors’ bonuses in 2003 and 2002, respectively.

Summary of significant accounting policies :

(1) Valuation of securities :

 Held-to-maturity securities :                          Amortized cost method

 Investments in subsidiaries and affiliates :    Cost determined by the moving average method

 Other securities

Marketable :	Basedon market price of balance sheet date of the financial year (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2) Valuation of derivative instruments : Mark-to-market method

(3) Valuation of inventories :

 Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

 Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost which is determined by the first-in, first-out method.

(4) Depreciation of fixed assets :

 Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures                                                                    2 to 25 years

Machinery and equipment, and Tools, furniture and fixtures         2 to 10 years

 Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5) Accounting for allowance and accruals :

 Allowances for doubtful accounts :

Allowances for doubtful accounts are provided based on the past actual ratio of losses on bad debts in addition to estimation of uncollectable amount based on the analysis of certain individual receivables.

 Allowances for impairment losses on securities :

Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

 Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

 Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end. Past service liability is amortized over estimated average remaining service period of employees (18 years) by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees (18 years) by using the straight-line method following the year incurred.

 (Supplemental information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, the Company was approved by the Ministry of the Health, Labour and Welfare for the exemption from the obligation for benefits related to future employee service under the substitutional portion on December 16, 2002. The Company does not apply the provisional treatment under Clause 47-2 of “Practical Guidance for Accounting of Retirement Remuneration (Interim Report)” (Report No. 13 of the Committee of Accounting System of the Association of Japanese Certified Public Accountants). If the Company applied its provisional treatment under Clause 47-2, the Company would recognize special gain on transfer of the substitutional portion of the benefit obligation and related plan assets amounted to 31,358 million yen. As the special gain shall be recognized upon completion of the transfer of the substitutional portion of the benefit and related assets, actual result could differ for this estimate.

(6) Translation of assets and liabilities denominated in foreign currencies into Japanese yen :

 Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(7) Lease transactions :

 Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(8) Consumption taxes are separately identified from each transaction.

(9) Accounting method for treasury stock and statutory reserve :

From this fiscal year, the Company adopted Accounting Standards Board Statement No. 1 “Accounting Standards for the Company’s Own Share and the Withdrawal of Legal Reserve.” This adoption was not material to the earnings for this fiscal year. The Company disclosed shareholders’ equity as of March 31, 2003 in the balance sheets in accordance with amendment of regulation for financial statements.

(10) Per share information :

From this fiscal year, the Company adopted Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share “ and Implementation Guidance for Application of Accounting Standards Board Statement No. 4 “ Implementation Guidance for application of Accounting Standards for Earnings per Share”.

Change in significant accounting policy :

The Company charged royalty expenses related to certain products to the cost of manufacturing from this fiscal year. Those royalty expenses were previously charged to selling, general and administrative expenses as the amounts of royalty to be paid were fixed at the time of sales of the products. This change was made to measure manufacturing cost more appropriately as a result of reviewing accounting policies adopted by group companies to promote the unification of those policies. Further, the Company charged certain costs for production of repair parts and provision for warranty to the cost of manufacturing from this fiscal year. Such costs were also included in selling, general and administrative expenses previously as those costs were incurred after the sales. This change was made as those costs were related to production including quality control. As a result of changes, gross profit for the fiscal year decreased by 9,543 million yen. There were no impact on profit from operations, recurring profit and income before income taxes for this fiscal year.

Notes to the balance sheets :

	Japanese yen in millions
	March 31,
	2003	2002
(1) Accumulated depreciation of tangible fixed assets	¥312,256	¥306,989

(2) Time deposit pledged as collateral	¥56,368	¥59,508

(3) Discounted trade notes receivable	¥16	¥14

(4) Guarantee	¥22,844	¥44,282

Notes to the statements of income :

(1) Major items in non-recurring gain and loss :

	Japanese yen in millions
	Years ended March 31,
	2003	2002
1) Non-recurring gain :
Gain on disposal of tangible fixed assets	¥365	¥1,260
Reversal of allowance for doubtful accounts	¥6,651	¥338

2) Non-recurring loss :
Loss on disposal of tangible fixed assets	¥1,205	¥1,395
Loss on devaluation of investment in securities	¥6,180	¥4,885
Allowance for impairment loss on investment in subsidiary	¥5,950	—

	Japanese yen in millions
	Years ended March 31,
	2003	2002
Tangible fixed assets	¥28,357	¥38,408
Intangible assets	¥2,168	¥2,114

Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Japanese yen in millions
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥57,173	¥125,757	¥68,584

Investment in affiliates	¥11,085	¥15,205	¥4,120